
02041273


JUN 18 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2002

GRUPO FINANCIERO GALICIA S.A.
Galicia Financial Group S.A.
(Translation of registrant's name into English)
Tte. Gral. Juan D. Perón 456
(1038) Buenos Aires, Argentina

(Address of principal executive offices)

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Document
June 2002	Letter to the *Bolsa de Comercio de Buenos Aires* (the Buenos Aires Stock Exchange), dated May 3, 2002, stating that (i) Banco Central de la República Argentina ("Banco Central") accepted the capitalization and liquidity plan submitted by Banco de Galicia y Buenos Aires S.A. ("Banco Galicia"); (ii) in order to guarantee its liquidity, Banco Galicia will receive 700,000,000 Argentine pesos from a number of different entities; (iii) Banco Galicia will begin the restructuring of its foreign debt; and (iv) Mr. Eduardo J. Escasany, Mr. Abel Ayerza and Mr. Federico Braun have resigned and certain replacements have been chosen.	1
June 2002	Letter to the *Comisión Nacional de Valores* (the Argentine securities regulatory body), dated May 3, 2002, stating that (i) Banco Central accepted the capitalization and liquidity plan submitted by Banco Galicia; (ii) in order to guarantee its liquidity, Banco Galicia will receive 700,000,000 Argentine pesos from a number of different entities; (iii) Banco Galicia will begin the restructuring of its foreign debt; and (iv) Mr. Eduardo J. Escasany, Mr. Abel Ayerza and Mr. Federico Braun have resigned and certain replacements have been chosen.	2
June 2002	Press Release, dated May 3, 2002, announcing that Banco Central has approved the capitalization and liquidity plan presented by Banco Galicia.	3
June 2002	Press Release, dated May 3, 2002, announcing and presenting the Registrant's consolidated financial results for the fourth quarter of fiscal year 2001, ended December 31, 2001.	4
June 2002	Letter to the *Comisión Nacional de Valores*, dated May 9, 2002, with attached financial statements, in Spanish with English translation, for the irregular fiscal year ended December 31, 2001.	5

(1)

Buenos Aires, 3 de mayo de 2002

A la
Bolsa de Comercio de Buenos Aires
Presente

Ref.: Deber de Informar

De nuestra mayor consideración:

Nos dirigimos a Uds. a fin de informar que en el día de hoy, el Directorio del Banco Central de la República Argentina (BCRA) aceptó el plan de capitalización y liquidez presentado por el Banco de Galicia y Buenos Aires S.A. (Banco Galicia).

El plan aporta al Banco Galicia una considerable mejora inmediata de liquidez y fortalecerá su capitalización en un futuro cercano, colocándolo en condiciones de enfrentar un contexto financiero crítico como el presente.

Para asegurar de manera inmediata la liquidez de la entidad, los principales bancos de la plaza local, junto con SEDESA y el Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS), aportan un total de 700 millones de pesos, distribuidos de la siguiente manera:

- Financiamiento por 400 millones de pesos, provenientes de entidades financieras locales mediante la securitización y/o venta de parte de la cartera hipotecaria y comercial del Banco.

- Préstamos por 300 millones de pesos, provenientes de SEDESA y el FFAEFS.

Entidades financieras del exterior han respondido, además, en forma positiva, a la propuesta de capitalización de deudas de hasta 300 millones de dólares estadounidenses. Las manifestaciones de interés recibidas de dichas instituciones implican un fortalecimiento futuro del capital y un cambio positivo en el perfil de la deuda internacional del Banco.

Adicionalmente con estas entidades y otras comenzaremos de inmediato el proceso de reprogramación de las deudas que han ido venciendo y que van a ser incluídas en la reprogramación global de las deudas con los acreedores del exterior.

Tal como fue previsto en la última asamblea general ordinaria de accionistas de septiembre del año pasado, los directores que a su vez representan a los accionistas del grupo de control, Señores Eduardo J. Escasany, Abel Ayerza y Federico Braun, han renunciado a sus cargos.

Asimismo, les comunicamos que el Señor Vicepresidente Cdor. Antonio Roberto Garcés asume la Presidencia y el Cdor. Daniel A. Llambías ha sido designado Director Secretario Suplente en reemplazo del Ingeniero Federico Braun.

Saludamos a Uds. muy atentamente



Luis A. Díaz
Responsable Titular de Relaciones con el Mercado

Banco de Galicia y Buenos Aires S.A.  009025

(2)

COMISION NACIONAL DE VALORES
6 MAY 02 10 06
RECIBIDO

Buenos Aires, 3 de mayo de 2002

A la
Comisión Nacional de Valores
Presente

Ref.: CNV. N° 996/EMI
Deber de Informar

De nuestra mayor consideración:

Nos dirigimos a Uds. a fin de informar que en el día de hoy, el Directorio del Banco Central de la República Argentina (BCRA) aceptó el plan de capitalización y liquidez presentado por el Banco de Galicia y Buenos Aires S.A. (Banco Galicia).

El plan aporta al Banco Galicia una considerable mejora inmediata de liquidez y fortalecerá su capitalización en un futuro cercano, colocándolo en condiciones de enfrentar un contexto financiero crítico como el presente.

Para asegurar de manera inmediata la liquidez de la entidad, los principales bancos de la plaza local, junto con SEDESA y el Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS), aportan un total de 700 millones de pesos, distribuidos de la siguiente manera:

- Financiamiento por 400 millones de pesos, provenientes de entidades financieras locales mediante la securitización y/o venta de parte de la cartera hipotecaria y comercial del Banco.

- Préstamos por 300 millones de pesos, provenientes de SEDESA y el FFAEFS.

Entidades financieras del exterior han respondido, además, en forma positiva, a la propuesta de capitalización de deudas de hasta 300 millones de dólares estadounidenses. Las manifestaciones de interés recibidas de dichas instituciones implican un fortalecimiento futuro del capital y un cambio positivo en el perfil de la deuda internacional del Banco.

Adicionalmente con estas entidades y otras comenzaremos de inmediato el proceso de reprogramación de las deudas que han ido venciendo y que van a ser incluídas en la reprogramación global de las deudas con los acreedores del exterior.

Tal como fue previsto en la última asamblea general ordinaria de accionistas de septiembre del año pasado, los directores que a su vez representan a los accionistas del grupo de control, Señores Eduardo J. Escasany, Abel Ayerza y Federico Braun, han renunciado a sus cargos.

Asimismo, les comunicamos que el Señor Vicepresidente Cdor. Antonio Roberto Garcés asume la Presidencia y el Cdor. Daniel A. Llambías ha sido designado Director Secretario Suplente en reemplazo del Ingeniero Federico Braun.

Saludamos a Uds. muy atentamente.



Luis A. Diaz
Responsable Titular de Relaciones
con el Mercado

FOR IMMEDIATE RELEASE

For more information contact:

Jorge Scarinci
VP Investor Relations
Telefax: (011) (5411) 4343-7528
jscarinci@gfgsa.com

GRUPO FINANCIERO GALICIA ANNOUNCES CAPITALIZATION PLAN FOR BANCO GALICIA

(Buenos Aires, Argentina, May 3, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) today announced that the Argentine Central Bank has approved the capitalization and liquidity plan presented by Banco de Galicia y Buenos Aires S.A. ("Banco Galicia").

Banco Galicia has successfully concluded negotiations to rebuild its liquidity and to reinforce its solvency in the context of the severe crisis that has been affecting the Argentine economy for several months

Funds obtained by Banco Galicia comprise the following:

- Ps. 400 million from local banks, through the creation of a fiduciary fund constituted by Banco Galicia's loans;
- Ps. 300 million from the Deposit Insurance Fund (FDG) and the Banking Liquidity Fiduciary Fund (FFAEFyS)

The Bank plans capitalization of an amount up to US$300 million from foreign banks and multilateral agencies through the exchange of credits for Class B common shares, preferred shares, convertible subordinated debt and/or subordinated debt

"We have been in permanent contact with the Argentine Central Bank, analyzing and working on the requirements of this crisis until arriving to this point that we consider definitive for Banco Galicia's consolidation. We are convinced that this plan places Banco Galicia under solid and normal operating conditions, even under a critical situation as the current one", said Mr. Daniel Llambías, a Director of the Bank. Mr. Llambías also said that "the liquidity ´shock´ of more than 700 million pesos, added to the debt capitalization, sets the beginning of a new and prosperous cycle for the Bank."

(4)

Grupo Financiero | **Galicia**

FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
Managing Director
Telefax: (5411) 4343-7528
prichards@gfgsa.com

JorgeScarinci,CFA
VP Investor Relations
Telefax: (5411) 4343-7528
jscarinci@gfgsa.com

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER ENDED DECEMBER 31, 2001

- (Buenos Aires, Argentina, May 2, 2002) – Grupo Financiero Galicia S.A. ("Grupo Galicia") (Buenos Aires Stock Exchange/NASDAQ : GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2001, ended December 31, 2001.

Net Income for the fiscal year ended December 31, 2001

- Net income for the fiscal year ended December 31, 2001, was Ps. 120.1 million, 7.5% lower than the Ps. 129.8 million earned in the previous fiscal year. Earnings per share for the period were Ps. 0.110, equivalent to Ps. 1.100 per ADS, taking into account the total number of shares outstanding as of December 31, 2001.

Net loss for the quarter ended December 31, 2001

- Net loss for the fourth quarter ended December 31, 2001, was Ps. 12.8 million. This represents losses per share for the period of Ps. 0.012, equivalent to Ps. 0.120 per ADS, taking into account the total number of shares outstanding as of December 2001.

- Fourth quarter 2001 results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

- "Net Other Miscellaneous Income" at the Income Statement in page 5 includes Ps. 119.5 million as income related to public bonds granted in guarantee and Ps. 52.0 million for income tax provision reversion

- Tables below show results per share information, based on Grupo Galicia's financial statements.

In Pesos

Earnings per Share	FY 2001 4 Q	FY 2000 4 Q	twelve months ended at: 31/12/01	31/12/00
Total Average Shares (in thousands)	1,092,407	1,092,407	1,092,407	784,650 (**)
Book Value per Share	1.289	1.209	1.289	1.209
Book Value per ADS (*)	12.890	12.090	12.890	12.090
Earnings per Share	(0.012)	0.046	0.110	0.165
Earnings per ADS (*)	(0.120)	0.460	1.100	1.650

(*) 1 ADS = 10 ordinary shares

(**) Calculated consideringa total number of shares of 543.0 million until July 26th, and a total number of 1,092.4 million from that date on

- Grupo Galicia's fiscal year net income represents an annualized return of 0.90% on average assets and 8.67% on average shareholders' equity.

Profitability	FY 2001 4 Q (%)	FY 2000 4 Q (%)	twelve months ended at: 12/31/01 (%)	12/31/00 (%)
Return on Average Assets (*)	(0.45)	1.42	0.90	1.22
Return on Average Shareholders Equity (*)	(3.58)	15.51	8.67	14.25

(*) Annualized.

- Table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's information by subsidiary. The "Profit (loss) from Sudamericana Holding" line includes the company's results as of September 2001 (where Grupo Galicia owned a 87,5% stake), including extraordinary profits from the uruguayan "ITT Hartford Seguros de Vida S.A's sale and the company's goodwill amortization.

In million of pesos

Net Income by Business	FY 2001 4th Q	3rd Q	2nd Q	1st Q	FY 2000 4th Q
Income from stake in Banco Galicia (93.58%)	(15.48)	35.82	49.45	50.22	49.56
Profit (loss) from "Net Investment" (87.5%)	(0.14)	(0.35)	(0.37)	(0.37)	(0.02)
Profit (loss) from "Sudamericana Holding" (87.5%)	2.11	(0.92)	(1.16)	(0.24)	0.00
Profit (loss) from "Galicia Warrants" (87.5%)	(0.06)	(0.11)	-	-	-
Other Income GFG	0.78	0.38	(0.13)	0.63	0.64
Net Income for the period	(12.79)	34.82	47.79	50.24	50.18

- Starting form this quarter Grupo Financiero Galicia consolidates a 87.5% stake in Sudamericana Holding. Sudamericana's net revenues is included at "Net other miscellaneous income" in page 5. Insurance Holding expenses are counted, line by line, in "Administrative expenses" at the same page.

Recent developments

- The delay in the presentation of December results is explained by the modifications that our controlled company, Banco Galicia, had to do on its balance sheet and P&L according to Argentina's Central Bank new regulations. This was a consequence of all the issues that affected the financial sector. Therefore, the Central Bank authorized the delay, as an exeption, in order to comply with the presentations.

- In October 2001, Grupo Financiero Galicia S.A. has collected an amount of Ps.53.3 millions from the cash dividends' distribution performed by Banco Galicia. Ps.46 millions out of such amount have been locked-up in Banco Galicia Uruguay S.A.; thus affecting Grupo Financiero Galicia S.A.'s financing possibilities. Moreover, Banco Galicia is prohibited from paying any cash dividends or making any capital contributions to its affiliates for so long as the BCRA's financial assistance is outstanding. This situation has a direct impact, among others, on Grupo Financiero Galicia S. A.'s interests where the company is a Banco Galicia's partner.

- The remaining Grupo Financiero Galicia S.A's. liquid assets placed in Argentina are being reserved due to the fact that the company must comply with its operating expenses, its capital contributions according to its subsidiaries' investments plans as well as with the eventuality of making capital contributions to Banco Galicia. Taking all these circumstances into account, Grupo Financiero Galicia S. A.'s Board of Directors has resolved to propose not to pay cash dividends corresponding to fiscal year 2001 to the Shareholders' Meeting

- Grupo Financiero Galicia's Board of Directors has established June 3, 2002, as the date for the Annual Ordinary Shareholders' Meeting

CONFERENCE CALL

On Friday, **May 3, at 11.00 A.M. Eastern Standard Time** (12.00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is : **(719) 457 2604**

If you are unable to participate in the call, a replay will be available from Friday, May 3 at 2:00 PM Eastern Standard Time until Monday, May 6 at 12:00 PM Eastern Standard Time, dialing (719) 457 0820, passcode: 317190.

Banco de Galicia y Buenos Aires S.A.

It is also included Banco Galicia's results for the second quarter of its irregular fiscal year 2001, ended December 31, 2001.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of Pesos				
	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
CASH AND DUE FROM BANKS	517.3	1,029.4	1,489.3	1,114.2	620.1
GOVERNMENT AND CORPORATE SECURITIES	129.9	828.9	940.7	289.7	83.2
LOANS	9,125.3	8,671.6	9,346.4	9,215.2	9,241.4
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	1,739.6	2,130.1	2,754.0	4,615.0	5,859.1
EQUITY IN OTHER COMPANIES	67.9	74.0	96.0	104.4	97.9
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND INTANGIBLE ASSETS	615.0	542.0	530.2	523.7	514.9
OTHER ASSETS	456.7	413.1	256.3	357.8	324.5
TOTAL ASSETS	12,651.7	13,689.1	15,412.9	16,220.0	16,741.1
DEPOSITS	6,128.0	8,503.3	9,235.4	8,848.6	8,903.7
- Non-Financial Government Sector	11.5	122.2	14.8	6.3	9.4
- Financial Sector	17.6	4.0	3.5	4.8	3.8
- Non-Financial Private Sector and Residents Abroad	6,098.9	8,377.1	9,217.1	8,837.5	8,890.5
- Current Accounts	846.2	1,033.6	1,081.8	535.9	609.8
- Savings Accounts	1,470.7	886.1	1,043.6	1,440.7	1,271.9
- Time Deposits	3,148.1	5,884.7	6,464.6	6,370.8	6,677.6
- Investment Accounts	80.6	248.7	315.2	159.5	11.2
- Other	493.5	230.5	227.9	243.3	237.6
- Accrued interest and quotation diferences payable	59.8	93.5	84.0	87.3	82.4
OTHER BANKS AND INTERNATIONAL ENTITIES	911.9	913.5	1,183.1	1,056.5	1,066.2
NEGOTIABLE OBLIGATIONS	839.2	930.2	1,027.4	1,243.8	1,222.1
OTHER LIABILITIES	3,246.5	1,801.7	2,457.8	3,618.3	4,119.4
MINORITY INTERESTS	117.6	119.1	122.7	114.1	108.9
TOTAL LIABILITIES	11,243.2	12,267.8	14,026.4	14,881.3	15,420.3
SHAREHOLDERS' EQUITY	1,408.5	1,421.3	1,386.5	1,338.7	1,320.8

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of Pesos				
Quarter ended:	**12/31/01**	**09/30/01**	**06/30/01**	**03/31/01**	**12/31/00**
FINANCIAL INCOME	**314.2**	**480.7**	**417.4**	**415.5**	**422.2**
- Interest on Cash and Due from Banks	2.0	5.9	11.6	9.4	11.6
- Interest on Loans to the Financial Sector	9.0	15.0	10.6	9.1	10.7
- Interest on Overdrafts	33.4	29.2	27.3	26.5	29.3
- Interest on Notes	127.1	205.7	155.7	141.3	151.5
- Interest on Mortgage Loans	55.1	49.1	47.6	49.4	46.7
- Interest on Pladge Loans	10.7	10.5	9.3	11.0	11.3
- Interest on Credit Card loans	48.7	41.0	38.9	37.6	37.0
- Interest on Other Loans	41.0	39.3	44.1	45.9	39.9
- On Other Receivables Resulting from Financial Brokerage	11.2	17.0	11.4	10.1	10.2
- Net Income from Government and Corporate Securities	(63.1)	53.4	43.5	38.0	41.3
- Net Income from Guaranteed Loans-Decree 1387/01	32.4	0.0	0.0	0.0	0.0
- Other	6.7	14.6	17.4	37.2	32.7
FINANCIAL EXPENSES	**266.9**	**253.8**	**221.5**	**222.7**	**229.4**
- Interest on Demand Accounts Deposits	9.9	10.0	4.0	0.0	0.0
- Interest on Saving Accounts Deposits	2.9	3.0	4.9	6.1	5.6
- Interest on Time Deposits	173.1	159.5	137.8	129.4	133.6
- Interest on Loans from Financial Sector	3.4	1.8	0.6	1.4	0.3
- For other Liabilities resulting from Financial Brokerage	46.8	44.8	47.7	57.6	60.4
- Other interest	8.3	15.8	8.6	6.2	4.5
- Net income /(loss) on options	0.1	0.1	0.2	0.2	0.6
- Other	22.4	18.8	17.7	21.8	24.4
GROSS BROKERAGE MARGIN	**47.3**	**226.9**	**195.9**	**192.8**	**192.8**
PROVISIONS FOR LOAN LOSSES	**180.4**	**133.1**	**78.1**	**66.1**	**71.5**
INCOME FROM SERVICES, NET	**111.2**	**100.9**	**120.2**	**95.5**	**99.8**
ADMINISTRATIVE EXPENSES	**168.0**	**150.7**	**156.1**	**146.9**	**151.4**
- Personnel Expenses	81.3	77.3	81.0	77.9	78.3
- Directors' and Syndics' Fees	(1.1)	4.3	6.8	6.1	6.2
- Other Fees	5.2	3.1	1.5	1.7	3.7
- Advertising and Publicity	7.3	5.2	6.3	5.9	8.9
- Taxes	15.1	7.8	10.0	5.5	5.1
- Other Operating Expenses	48.4	41.4	39.9	39.7	39.2
- Other	11.8	11.6	10.6	10.1	10.0
MINORITY INTERESTS	**2.3**	**(3.3)**	**(4.4)**	**(4.7)**	**(3.8)**
INCOME FROM EQUITY INVESTMENTS	**6.7**	**(2.8)**	**7.6**	**4.4**	**2.9**
NET OTHER MISCELLANEOUS INCOME	**172.1**	**3.8**	**(2.5)**	**1.8**	**7.6**
INCOME TAX	**4.0**	**6.8**	**34.8**	**26.6**	**26.2**
NET INCOME	**(12.8)**	**34.9**	**47.8**	**50.2**	**50.2**

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of Pesos	
Twelve months ended:	**12/31/01**	**12/31/00**
FINANCIAL INCOME	**1,627.8**	**1,594.5**
- Interest on Cash and Due from Banks	28.9	46.5
- Interest on Loans to the Financial Sector	43.7	40.5
- Interest on Overdrafts	116.4	114.5
- Interest on Notes	629.8	577.3
- Interest on Mortgage Loans	201.2	166.2
- Interest on Pladge Loans	41.5	46.3
- Interest on Credit Card loans	166.2	171.5
- Interest on Other Loans	170.3	121.0
- On Other Receivables Resulting from Financial Brokerage	49.7	39.3
- Net Income from Government and Corporate Securities	71.8	135.6
- Net Income from Guaranteed Loans-Decree 1387/01	32.4	0.0
- Other	75.9	135.8
FINANCIAL EXPENSES	**964.9**	**845.4**
- Interest on Demand Accounts Deposits	23.9	0.0
- Interest on Saving Accounts Deposits	16.9	23.7
- Interest on Time Deposits	599.8	483.8
- Interest on Loans from Financial Sector	7.2	3.1
- For other Liabilities resulting from Financial Brokerage	196.9	223.4
- Other interest	38.9	16.9
- Net income /(loss) on options	0.6	2.5
- Other	80.7	92.0
GROSS BROKERAGE MARGIN	**662.9**	**749.1**
PROVISIONS FOR LOAN LOSSES	**457.7**	**254.6**
INCOME FROM SERVICES, NET	**427.8**	**376.0**
ADMINISTRATIVE EXPENSES	**621.7**	**614.0**
- Personnel Expenses	317.5	307.2
- Directors' and Syndics' Fees	16.1	31.8
- Other Fees	11.5	15.2
- Advertising and Publicity	24.7	32.6
- Taxes	38.4	22.5
- Other Operating Expenses	169.4	160.2
- Other	44.1	44.5
MINORITY INTERESTS	**(10.1)**	**(51.0)**
INCOME FROM EQUITY INVESTMENTS	**15.9**	**(8.2)**
NET OTHER MISCELLANEOUS INCOME	**175.2**	**25.5**
INCOME TAX	**72.2**	**93.0**
NET INCOME	**120.1**	**129.8**

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).



FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone (54-11) 6329-6430
Fax (54-11) 6329-6494
www.e-galicia.com

BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS FOR THE QUARTER ENDED DEC. 31, 2001
2nd QUARTER OF THE SIX-MONTH IRREGULAR FY ENDED DEC. 31, 2001

(Buenos Aires, Argentina, May 2, 2002) – Banco Galicia (Buenos Aires Stock Exchange: GALI) today announced its consolidated financial results for the second quarter of the six-month irregular FY, ended December 31, 2001 (IFY 2001).

IFY 2001 NET INCOME

Net income for IFY 2001 was Ps.21.8 million. Earnings per share were Ps.0.046. Net income for IFY 2001 represented an annualized return of 0.33% on average assets and of 3.05% on average shareholders' equity.

For the second quarter of IFY 2001 a Ps.16.5 million loss was recorded. Earnings per share for the quarter were Ps.(0.035). Net income for the quarter represents an annualized negative return of (0.51)% on average assets and of (4.68)% on average shareholders' equity.

In Pesos

Table I: Earnings per Share	Irregular FY 2001	FY 2001	six months ended at:	
	2nd Q	2nd Q	12/31/01	12/31/00
Total Average Shares (in thousands)	468,662	468,662	468,662	468,662
Book Value per Share	2.993	2.840	2.993	2.840
Earnings per Share	(0.035)	0.113	0.046	0.206

The period covered by IFY 2001 was characterized by exceptional events, both economic and political. During this period, the public sector's financial situation deteriorated to the extent that it significantly impacted on the Argentine economy and financial system in general, and on Banco Galicia. As a result, by the end of the period and in the first months of 2002, the Argentine political, macroeconomic and financial industry environments **experienced radical** changes. The country abandoned the monetary and foreign exchange regime that had been in place for more than ten years, and the financial system had to face massive deposit runs and a most significant change of its regulatory framework.

Given these special circumstances, a comment on the main macroeconomic developments of the second half of 2001 and its effects on the financial system and on Banco Galicia is provided below, before the analysis of the Bank's results for the 2nd quarter of IFY 2001.

MACROECONOMIC DEVELOPMENTS AND THE FINANCIAL SYSTEM'S LIQUIDITY CRISIS

Beginning the second half of 1998, successive external shocks impacted negatively on the Argentine economy's competitiveness. This resulted in a depressed level of economic activity, that exacerbated fiscal imbalances, thus leading to a continuous increase in public sector indebtedness, not only in nominal terms but also as a percentage of GDP.

Deterioration of the public sector's solvency indicators, together with an increasingly weak administration, from the political point of view, triggered a generalized loss in confidence that, resulted, at first, in increasing difficulties for Argentina to roll over sovereign debt maturities (reflected in the continuous increase in interest rates) and, later on, in the country's complete lack of access to the voluntary debt markets.

The deterioration of Argentina's main macroeconomic indicators is showed in Table II. GDP declined 8.5% during the last 3 years, while fiscal deficit grew to the equivalent of 3.3% of GDP in 2001, and public sector indebtedness increased to 53.8% of GDP in 2001, from 37.6% in 1998. These developments caused significant increases in Argentina's country risk (as measured by JP Morgan's EMBI+ for Argentina) to the extent that, during 2001, Argentina's average country risk remained above 1,500 basis points.

TABLE II: Main Macroeconomic Variables

		2001	2000	1999	1998
GDP's REAL CHANGE	Annualized %	(4.5)	(0.8)	(3.4)	3.9
FISCAL BALANCE (1)	In Millions of Ps.	(8,780)	(6,936)	(7,348)	(4,170)
	As a % of GDP	(3.3)	(2.4)	(2.6)	(1.4)
NATIONAL PUBLIC DEBT	In Millions of U$S	144,406	128,018	121,877	112,357
	As a % of GDP	53.8	45.0	43.0	37.6
COUNTRY RISK RATE (2)	Basis Points	1,542	674	722	601

Source: Ministry of Economy.

(1) Excluding revenues from privatizations.

(2) Average for the year.

In March 2001, when Argentina missed the targets of the International Monetary Fund (IMF) agreement, established in November 2000, that served as the basis for the financial assistance package granted to the government by multilateral financial institutions, foreign governments and domestic institutional investors, known as "*Blindage Financiero*" (financial armor), the resulting conflicts within the administration prompted the crisis to spread into the financial system, by generating a run on bank deposits. In only one month, total deposits of the financial system fell $5,446 million.

TABLE III: Financial System Deposits and Liquid Reserves
(End-of-period data. In Millions of Ps.)

Month	Deposits	Monthly Change (%)	Liquid Reserves	Monthly Change (%)
December 2000	85,814	--	25,148	--
January	87,051	1.4	25,437	1.1
February	87,455	0.5	24,990	(1.8)
March	82,009	(6.2)	21,453	(14.2)
April	82,062	0.1	20,547	(4.2)
May	82,549	0.6	20,265	(1.4)
June	82,976	0.5	21,082	4.0
July	76,781	(7.5)	16,693	(20.8)
August	74,237	(3.3)	14,378	(13.9)
September	75,848	2.2	20,584	43.2
October	73,206	(3.5)	18,080	(12.2)
November	67,631	(7.6)	14,740	(18.5)
December 2001	65,059	(3.8)	14,546	(1.3)

During the second quarter of 2001, a slight increase in deposits took place. However, the public sector funding difficulties continued to impact the financial system. In April, the government placed a $2,000 million bond (*Bono del Gobierno Nacional 9% - Vencimiento 2002*, 9% National Government Bond Maturing 2002, also known as "*Bono Encaje*") eligible by financial institutions to comply with the Argentine Central Bank's minimum liquidity requirements. As a result, the financial system's liquidity diminished by the same amount. In June, the government completed a mega debt swap known as "*Megacanje*", by which certain instruments representing public sector debt were replaced by new ones with an extended duration. A significant portion of these debt instruments were placed with the financial system. Given the increase in the duration of the new debt instruments, the mega debt swap resulted in a further reduction of the financial system's liquidity.

By June 2001, Argentina's public sector complete lack of access to credit forced the government to announce a zero-deficit budgeting policy. That is, the public sector was to finance its expenditures exclusively out of its current revenues, while honoring its obligations concerning interest payments on the national debt and transfers to the provinces arising from the agreements reached with the provincial governments on tax-revenue sharing. The pressures inherent to credit scarcity and the delays in the enactment of the zero-deficit budgeting legislation by Congress, originated a second episode of deposit withdrawals during July and August. During these two months, total deposits of the Argentine financial system fell $8,739 million and its liquid reserves declined US$6,704 million.

By the end of August, the financial system's total deposits stabilized and, during September, they showed a slight increase, as a direct consequence of the success of the negotiations between the Argentine government and the IMF that resulted in a new agreement. This agreement was based on the commitment to obtain a balanced public sector budget for the rest of 2001. However, tax collection fell sharply due to the liquidity crunch originated by bank deposit losses. This forced the federal government to renegociate the tax-revenue sharing agreement with the provinces and to launch a new public sector debt restructuring effort, the first phase of which ended on November 30, 2001, and was directed at domestic debt holders; mainly banks and pension funds. At the same time, in order to compensate the provinces for the fall in tax revenues derived from the renegociation under development, the government induced a restructuring of the provincial debt with domestic banks, that meant not only a maturity extension but also a significant reduction in interest rates.

By the end of October, the lack of improvement in fiscal performance in a deep recessionary environment and increased uncertainties tied to the political process of discussing additional cuts in funds shared with provinces, reinstated the systemic run on deposits. During October and November 2001, total deposits of the financial system fell $8,217 million, while its liquid reserves declined US$5,844 million.

The first phase of the public-sector debt restructuring was successful. However, this was not enough to improve public sentiment and expectations. The confidence crisis peaked by the end of November. During November's last working day, the run on deposits amounted to $2,100 million.

The magnitude of the liquidity crisis was such, that the Argentine Central Bank was forced to significantly restrict bank activity, by limiting deposit cash withdrawals and establishing severe controls on foreign exchange and capital movements.

The systemic aspect of the liquidity crisis is reflected in the nature of the various measures taken by the Argentine Central Bank to face it:

- Significant increase of the financial assistance granted by the Argentine Central Bank to financial institutions, by means of repo operations and advances on their accounts at the Central Bank.
- Loosening of the rules on cash and liquidity requirements.

- Amendment of the Argentine Central Bank's Charter and of the Financial Entities Law (trough Decrees N° 1523/01, 1526/01 and 214/02), in order to substantially extend the repayment period of the financial assistance that the monetary authority could provide to financial institutions under the form of advances secured by the new loans created by the public-sector debt swap completed on November 30, 2001, and lift the restrictions existing to the amount of financial assistance that each institution could receive.
- Establishment of an additional 75% reserve requirement on the positive variation of deposits above the November 30, 2001 levels, in order for the Argentine Central Bank to be able to compensate the redistribution of deposits among financial institutions.
- Establishment of an additional 100% reserve requirement on those deposits bearing interest rates higher than the market's average.
- Creation of the *Fondo de Liquidez Bancaria* (Bank Liquidity Fund or FLB), with the purpose of providing financial assistance to financial institutions funded by a contribution from financial institutions equivalent to 5% of their deposit base as of November 30, 2001.

THE FINANCIAL SYSTEM'S LIQUIDITY CRISIS AND BANCO GALICIA

Impact of the Public-Sector Debt Swap Carried out on November 30, 2001 and Other Swaps on the Bank's Liquidity

The domestic tranche of the restructuring of public debt, both national and provincial, instrumented by the Executive Power through the *Decreto de Necesidad y Urgencia* (Decree of Necessity and Urgency) N° 1387/01, on November 1, 2001, would provoke a significant liquidity contraction on holders of such debt, which were mainly financial institutions and institutional investors.

As set forth in the whereas clauses of this Decree, the debt swap "was clearly convenient for these institutions since the default risk, which today is present in government securities' high yields and great volatility, would be completely eliminated ...". This implied that failure to participate in the debt swap meant, for debtholders, that they continued to be exposed to the public sector's default risk, and subject to the related potential losses. This fact was ascertained, subsequently, by the declaration of Argentina's default, which implies the likelihood of future principal reductions on the non-exchanged instruments plus an extension of terms and interest rate reductions. In addition, the rules established that holders of Guaranteed Loans (the debt instruments to be delivered in the debt swap in exchange for the old ones) would be allowed to participate in any future invitation issued by the Argentine Republic to holders of sovereign external debt, by exchanging Guaranteed Loans in their possession for other debt instruments, in at least the same conditions as those offered to said holders. Furthermore, the Bank's leading position among private-sector banks entailed a special responsibility, since the success of the domestic debt swap would prevent further worsening of the public sector's financial crisis and, therefore, of the general economic crisis in Argentina.

On November 23 and 27, 2001, the Executive Power amended the Argentine Central Bank's Charter through Decrees of Necessity and Urgency N° 1523/01 and N° 1526/01, in order to provide a solution for the liquidity problems that financial institutions would have to face as a result of their participation in the public-debt swap set forth by Decree N° 1387/01. Since, as stated in the whereas clauses of this Decree, said swap "will reduce the assets eligible for open market operations".

Consequences of the swap on the Bank's projected liquidity can be summed up as follows:

- A duration extension from 2.8 years to 5.5 years, was to take place, over an aggregate amount of Guaranteed Loans to the government of Ps.4,550 million.
- On such amount, a loss of liquidity of Ps.1,592 million, between November 2001 and December 2002, was to be generated, due to coupon reductions, deferrals of principal amortization and the maturity of reverse repo transactions.

Clearly, these effects could only be compensated by temporary access to financial support from the Argentine Central Bank, by making use of the new instruments created by the debt swap set forth in Decree N° 1387/01.

Finally, it is important to note that the Government's inability to repay its short-term debt also brought about the need to refinance Argentine Treasury Bills (*Letes*) maturing in the months of August, September, October and December 2001. This was achieved through various debt swaps that represented, for the Bank, a loss of liquidity of Ps.153 million during the second half of the year.

Banco Galicia's Liabilities

The crisis of confidence over Argentina's financial condition also affected the development of the Bank's liabilities and those of its subsidiaries.

In the second half of 2001, the consolidated amount of the Bank's financial liabilities, including foreign subsidiaries and Tarjetas Regionales S.A. and its subsidiaries, was reduced by Ps.3,790 million. This was due to deposit outflows from the local financial system and to the need to repay liabilities to foreign creditors as they matured, given their perception that a sovereign-debt default had a high probability of occurrence and that it would affect payments or transfers of foreign currency from local private-sector debtors.

Of the total reduction of the Bank's liabilities, Ps.129 million were attributable to credit lines with banks and international entities, Ps.188 million to negotiable obligations, Ps.277 million to repo operations and Ps.143 million to obligations with local financial institutions. Therefore, reduction of these liabilities amounted to Ps.737 million, equivalent to 23.5% of the balance recorded in those items as of June 30, 2001.

Banco Galicia's Deposits

In the second half of 2001, the decline of the Bank's deposit base reached Ps.3,053 million. Three phases can be clearly distinguished regarding the development of deposits relative to the whole financial system and the behavior of each customer segment.

During the first phase, between June and October 2001, the Bank's consolidated deposits fell 5.5%, while those in the whole system decreased 11.8%. Deposits in Argentina, net of those of the Bank's foreign subsidiaries and branches, also showed a better performance than that of the system, since they fell 6.0% (Ps.462 million). This decline was mainly due to a 15.4% drop in institutional investor deposits (pension and retirement funds, mutual funds, insurance companies and large companies). It is important to note that, on October 15, 2001, due to the acquisition of the retail operation of ABN AMRO Bank in Argentina, Ps.356 million in deposits were added to Banco Galicia's deposit base.

In November 2001, the Bank's consolidated deposits showed a higher decline than the market's (11.5% compared to 7.6%), with a clear difference between the performance of local deposits and that of the deposits of our foreign subsidiaries and branches. While deposits in the latter increased almost 10%, deposits in Argentina, net of those made in our foreign subsidiaries and branches, showed a 16.2% drop. This drop was due to the behavior of institutional investors. In November, same as during the June-October period, retail time deposits and deposits in accounts used for transactional purposes (current account and savings account deposits) showed a higher performance than those of the system as a whole.

Finally, in December, after the restrictions imposed on banking operations within the so-called "*corralito*", for the first time and paradoxically, the Bank showed a lower trend in deposits than the financial system, in all different types of deposits. Notwithstanding the above, the performance of deposits from institutional investors continued to be significantly different than that of the rest of deposits –retail banking and transactional deposits–, that showed a decline similar to that recorded by the system.

In short, during most of the liquidity crisis, the Bank's deposits showed a higher performance than those of the financial system as a whole. This was achieved despite the significant drop of deposits from institutional investors and, only in December, the Bank's retail and transactional deposits recorded a slightly lower performance than the system.

Given the relevance that the decline of institutional investors' deposits had on the drop of the Bank's total deposit base (over 50% of the total), it is important to note that the difference existing in the performance of the Bank's institutional investor deposits with respect to the system was greatly due to the fact that the shared ownership of banks and institutional investors acted in detriment of those banks that did not own those type of institutions, such as Banco Galicia, based on criteria different from objective market conditions.

In addition, bank ratings by credit rating agencies became of significant importance since, such ratings, between certain categories, enable banks to raise deposits from institutional investors. Until the liquidity crisis of the second half of 2001, there existed no significant differences between large-domestic and foreign private-sector banks. When the financial system begun to be affected by large deposit outflows, credit rating agencies downgraded all bank ratings, and certain ones begun to establish relevant differences based on the origin of capital, thus favoring foreign institutions. Similarly, these institutions' branches were favored in detriment of subsidiaries.

This situation led to a market fragmentation that seriously affected Banco Galicia, in its capacity as the only important domestic financial institution enabled by the size of its capital base to raise large institutional investor deposits.

Banco Galicia's Liquidity

During 2001, not only did the Bank suffer the effects arising from the financial system's liquidity crisis, but it also suffered the impacts of continuous semi-compulsory measures adopted by the government to finance its imbalances, that consisted of the use of the financial and pension and retirement systems' resources. Therefore, in the case of Banco Galicia, the successive restructuring of maturing Argentine Treasury Bills (for Ps.153.3 million) were followed by the subscription of the *Bono Patriótico* (Patriotic Bond), for an amount of Ps.203.3 million (including Ps.50 million arising from the acquisition of ABN Amro Bank's retail operations in Argentina), and that of the *Certificado de Crédito Fiscal* (Tax Credit Certificate) for Ps.51.5 million, applicable to future tax payments. All this had an aggregate impact of Ps.408.1 million, to which the Ps.352 million net impact of the November debt swap already discussed, during the months of November and December 2001, must be added.

Moreover, the Ps.3,053 million drop in deposits was the main cause of the Bank's loss of liquidity, with the main cause of the deposit loss being the reduction of institutional investor deposits.

In summary, the liquidity crisis that affected Banco Galicia and led it to require the financial assistance of the Argentine Central Bank, in its capacity as lender of last resort, is explained by the above mentioned reduction of the Bank's deposit base, together with a series of factors that acted jointly during the second part of 2001. These were: the repayment of maturing reverse repo transactions, foreign credit lines and negotiable obligations –which meant a most significant decline in the Bank's liabilities in a very short period–, the low level of collection of loans to the private sector due to the general deteriorating economic and financial environment, and the growing lack of liquidity of the Bank's assets, due to the adverse political, economic and financial situation of the last months of the year. As a consequence, as of December 31, 2001, Banco Galicia had required financial assistance from the Argentine Central Bank for an aggregate amount of Ps.1,983 million (reverse repo transactions for Ps.434 million and advances for Ps.1,549 million) in order to weather these adverse conditions.

BANCO GALICIA's 2nd QUARTER of IFY 2001 results

Information in Tables I, IV to XIV and XVI and on pages 33, 34 and 35 consolidates Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. and its subsidiaries.

The decrease in the quarter's net income, as compared with the same quarter of the prior FY, was mainly due to higher provisions for loan losses, lower net financial income and a drop in net income from services. These variations were partially offset by the increase in net miscellaneous income, due to the reversal of the income tax provision and to a lower_income tax accrued during the quarter. It is important to note that a Ps.119.3 million profit representing gains on government securities that overcollateralize repo transactions was recorded under Net Miscellaneous Income. If this profit is included, net financial income for the period increases to Ps.150.5 million, a 13.6% decline from the level recorded in the same quarter of FY 2001. This drop was mainly due to a 10.5% reduction in the average volume of interest-earning assets, given that the financial margin decreased 8 basis points (b.p.) only.

If the aforementioned Ps.119.3 million profit is included as operating income, the Bank's efficiency ratio for the period was 56.94%, compared to 50.23% in the same quarter of FY 2001.

Table IV: Profitability and Efficiency	Percentages			
	Irregular FY 2001	FY 2001	six months ended at:	
	2nd Q	2nd Q	12/31/01	12/31/00
Return on Average Assets (*)	(0.51)	1.42	0.33	1.30
Return on Average Shareholders Equity (*)	(4.68)	16.25	3.05	14.47
Financial Margin (*) (**) (1)	5.37	5.56	6.42	5.45
Net Income from services as a % of Operating Income (**) (2)	28.71	27.87	24.98	26.85
Net Income from services as a % of Administrative Expenses	50.42	55.48	51.45	51.27
Administrative Expenses as a % of Operating Income (**) (3)	56.94	50.23	48.55	52.37

(*) *Annualized.*

(**) *Includes a Ps.119.3 million profit from government securities used as collateral of Repo transactions, recorded as "Other Income" for the quarter ended December 31, 2001, and Ps.125.2 million for the six-month period ended at the same date.*

(1) *Financial Margin: Financial Income minus Financial Expenses divided by Interest-Earning Assets.*

(2) *Operating Income: Net Financial Income plus Net Income from Services.*

(3) *Administrative Expenses divided by Net Financial Income plus Net Income from Services*

Income Performance

Including the aforementioned profits from securities that overcollateralize repo transactions, financial income for the quarter (as defined in Table V, "Yield on Interest Earnings Assets and Cost of Funds") amounted to Ps.415.0 million, 4.0% higher than the Ps.399.0 million obtained in the second quarter of FY 2001. The increase in financial income was due to a 176 (b.p.) increase in the yield on average interest-earning assets, partially offset by a 10.5% decrease in the average volume of such assets. The increase in the yield on interest-earning assets was mainly due to the 453 b.p. and 110 b.p. increases in the yields on government securities and loans, respectively. The decrease in the average volume of interest-earning assets, a consequence of the decline in the Bank's liabilities through the period, mainly reflected lower loans to the private sector and lower liquid assets. The increase in the average balance of loans was mainly caused by the addition to the Loans line of the new Guaranteed Loans to the National Government, that resulted from the public-sector debt swap that took place on November 6, 2001. Given that the Bank tendered in the swap its portfolio of eligible government securities, the average balance of government securities declined.

Income from government securities, including the profits from the government securities that overcollateralize repo transactions (that are recorded under "Net Miscellaneous Income"), amounted to Ps.31.9 million.

Financial expenses amounted to Ps.264.5 million, 17.7% higher than in the same quarter of the previous FY. This was the consequence of a 191 b.p. increase in the average yield on interest-bearing liabilities, partially offset by a 10.9% decrease in the average volume of such liabilities.

Table V: Average Balances, Yield and Rates (*)	Average balances in millions of Pesos, yields and rates in nominal annual %									
	Irregular FY 2001				**FY 2001**					
	2nd Q		**1st Q**		**4th Q**		**3rd Q**		**2nd Q**	
	Av. B.	**Int.**	**Av. B.**	**Int.**	**Av. B.**	**Int.**	**Av. B.**	**Int.**	**Av. B.**	**Int.**
Interest-Earning Assets	**11,221**	**14.02**	**11,690**	**15.21**	**12,263**	**12.41**	**12,594**	**11.84**	**12,541**	**12.26**
Government Securities	955	13.38	1,365	11.50	1,225	10.00	1,042	9.28	1,326	8.85
Loans	8,943	15.35	8,288	17.63	8,718	14.24	8,669	13.78	8,513	14.25
Other	1,323	5.55	2,037	7.85	2,320	6.81	2,883	6.93	2,702	7.63
Interest-Bearing Liabilities	**10,104**	**9.52**	**10,496**	**8.93**	**10,973**	**7.45**	**11,380**	**7.32**	**11,336**	**7.61**
Demand Accounts	449	8.80	561	7.16	345	4.70	0	0.00	0	0.00
Savings Accounts	1,004	1.25	969	1.30	1,137	1.77	1,290	1.93	1,246	1.84
Time Deposits	5,854	12.11	6,420	10.97	6,739	8.61	7,017	7.82	6,910	8.08
Debt Securities	1,018	6,45	1,137	6.61	1,165	7.69	1,329	8.59	1,361	9.02
Other	1,779	7.61	1,409	7.44	1,587	7.02	1,744	8.31	1,819	8.72
Spread and Net Yield										
- Spread		4.50		6.28		4.96		4.52		4.65
- Net Yield on Int.-Earning Assets		5.45		7.19		5.74		5.23		5.38

(*) Annual rates were calculated using a 360 days denominator.

Provisions for loan losses amounted to Ps.156.4 million, Ps.98.4 million higher than in the second quarter of FY 2001, as a result of the deterioration of the quality of the Bank's commercial loan portfolio brought about by Argentina's prolonged recession. The non-accrual portfolio grew 29.6% during the quarter, and 78.3% when compared with the levels recorded in the same quarter of FY 2001 (See "Asset Quality").

Net income from services amounted to Ps.60.6 million, 10.0% lower than in the same quarter of the previous FY. This decrease was mainly the result of lower fees earned in connection with market-making activities, given that in the second quarter of FY 2001, the Bank had participated in a transaction to finance the National Government. This decrease was partially offset by a significant increase in fees related to credit cards and insurance operations.

In millions of Pesos

Table VI: Income from Services, Net	Irregular FY 2001 2nd Q	Irregular FY 2001 1st Q	FY 2001 4th Q	FY 2001 3rd Q	FY 2001 2nd Q
Credit Cards	29.3	23.6	25.4	25.6	25.8
Deposit Accounts	20.8	21.7	20.7	20.0	20.4
Market Making in Government Securities	0.1	0.5	24.3	4.6	9.7
Insurance	7.0	7.4	6.8	6.0	4.6
Credit Related Fees	6.5	7.9	8.7	8.4	7.5
Foreign Trade	2.3	2.7	2.8	2.9	2.9
Collections	2.1	2.3	2.3	2.4	2.4
Utility Bill Collection Services	1.5	1.6	1.6	1.6	1.8
Mutual Funds	1.8	2.1	1.7	1.7	1.6
Other	7.9	8.8	9.8	8.4	8.7
Total Income	**79.3**	**78.6**	**104.1**	**81.6**	**85.4**
Total Expenditures	**18.7**	**16.8**	**20.1**	**19.3**	**18.1**
Income from Services, Net	**60.6**	**61.8**	**84.0**	**62.3**	**67.3**

Administrative expenses were Ps.120.2 million, a 1.0% decrease from the level recorded in the second quarter of the previous FY. Personnel expenses amounted to Ps.59.1 million, representing a 7.2% decrease as compared with the second quarter of FY 2001, mainly due to lower variable compensations. The remaining administrative expenses increased 6.1%, as a result of increases in taxes and depreciation and system maintenance expenses. These increases were partially offset by the reduction in Directors' and Syndics' fees.

Income from equity investments for the quarter amounted to Ps.5.2 million, remained at a level similar to that recorded in the same quarter of FY 2001. Of this amount, Ps.3.0 million were profits from Galicia Capital Markets S.A. and Ps.2.0 million were cash dividends paid by Aguas Argentinas S.A.

Net other income amounted to Ps.164.9 million, Ps.158.5 million higher than in the same quarter of the previous FY. This increase was mainly due to the Ps.119.3 million profit obtained from government securities that overcollateralize repo transactions and the Ps.52 million reversal of the income tax provision. This provision was set up, in due time, in order to meet income tax payments on profits (for tax purposes) arising from the differences between the book value and the market value of the government securities recorded in investment accounts, that were exchanged during the quarter for Guaranteed Loans to the National Government.

Income tax for the quarter was Ps.1.8 million, mainly due to the profits obtained by the regional credit card companies.

Level of Activity

As of December 31, 2001, total assets amounted to Ps.12,211 million, 25.6% lower than the December 31, 2000, level. This was not only due to the decline in the Bank's liabilities during the period, that forced a decrease in lending to the private sector and in liquid assets, but also to the regulatory change regarding the assets eligible for compliance with the minimum liquidity requirements. As of December 31, 2000, minimum liquidity requirements were invested in reverse repurchase agreements with the Argentine Central Bank, while during the quarter they were made up of deposits at the Argentine Central Bank.

As of December 31, 2001, total deposits amounted to Ps. 6,227 million, representing a 30.8% decrease from Ps.8,993 million as of the same date of the previous year. The systemic liquidity crisis caused a 52.6% drop in time deposits, partially offset by a 24.9% increase in transactional account deposits.

Total loans amounted to Ps.9,171 million as of December 31, 2001, practically unchanged with respect to the level recorded in the second quarter of FY 2001. However, the composition of the loan portfolio changed, as a result of the decrease in lending to the private sector and to the financial sector, compensated by an increase in lending to the public sector. This increase was a result of the already mentioned exchange of government securities for Guaranteed Loans to the National Government. The decrease recorded in the other types of loans was a consequence of the need to generate liquidity caused by the decrease in liabilities, and of the securitization of part of the Bank's mortgage loan portfolio, for an aggregate amount of Ps.234.0 million (Galtrust II, III, IV and V Financial Trusts).

When the regional credit card companies are consolidated, total loans as of December 31, 2001, amount to Ps.9,571 million, practically unchanged from the level recorded as of December 31, 2000.

In millions of Pesos

Table VII: Loans by Type of Borrower	**Irregular FY 2001**		**FY 2001**		
	2nd Q	**1st Q**	**4th Q**	**3rd Q**	**2nd Q**
Large Corporations	1,238	1,329	1,543	1,470	1,537
Middle Market Companies	1,420	1,659	1,757	1,786	1,826
Individuals	1,627	1,695	1,722	1,755	1,753
Financial Sector	299	630	991	1,000	916
Public Sector Non-Financial	3,934	2,717	2,637	2,556	2,615
Other	653	564	529	496	510
Total Loans	**9,171**	**8,594**	**9,179**	**9,063**	**9,157**
Allowances	443	339	265	241	238
Total Loans, Net	**8,728**	**8,255**	**8,914**	**8,822**	**8,919**

In millions of Pesos

Table VIII: Loans by Economic Sector	Irregular FY 2001		FY 2001		
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Financial Sector	299	630	991	1,000	916
Services	4,542	3,388	3,445	3,359	3,530
Agriculture & Livestock	622	659	675	687	694
Consumer	1,627	1,695	1,722	1,755	1,753
Retail & Wholesale Trade	399	500	533	530	558
Construction	415	436	467	467	500
Manufacturing	754	862	911	875	844
Other	513	424	435	390	362
Total Loans	**9,171**	**8,594**	**9,179**	**9,063**	**9,157**
Allowances	443	339	265	241	238
Total Loans, Net	**8,728**	**8,255**	**8,914**	**8,822**	**8,919**

As of December 31, 2001, the Bank's holdings of government and corporate securities totaled Ps.108 million and net forward purchases amounted Ps.840 million. This made up a net position of Ps.948 million. From this amount, Ps.284 million corresponded to *Letras Externas de la República Argentina* (Argentine Republic External Notes), Ps.279 million to the 9% National Government Bond Maturing 2002, and Ps.277 million to Global 2008 Bonds. The latter were tendered in the November 2001 public-sector debt swap, but the exchange was completed only during March 2002, at the maturity of a repo transaction collateralized by these securities.

In millions of Pesos

Table IX : Government and Corporate Securities Position	Irregular FY 2001		FY 2001		
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Holdings	**108**	**822**	**934**	**283**	**77**
Marked-to-Market Portfolio					
-Government Securities	54	230	283	187	66
-Corporate Securities	1	2	4	3	6
Liquidity Requirements	0	266	260	0	0
Fiscal Credit Certificate	**53**	**52**	**0**	**0**	**0**
Investment	0	272	387	93	5
Repos and Reverse Repos	**840**	**598**	**406**	**721**	**954**
Reverse Repos					
-Argentine Central Bank	0	0	0	0	0
-Marked-to-Market Portfolio					
-Government Securities	0	(107)	(216)	(99)	(9)
-Corporate Securities	0	0	(1)	0	0
Repos and Loans					
-Marked-to-Market Portfolio					
-Government Securities	563	92	156	49	9
-Corporate Securities	0	0	1	0	0
-Investment Portfolio	0	613	466	771	954
Items included in the Debt Exchange	**277**	**0**	**0**	**0**	**0**
Loans	**0**	**0**	**1**	**0**	**0**
Deposits	**0**	**0**	**(1)**	**0**	**0**
Net Position	**948**	**1,420**	**1,340**	**1,004**	**1,031**
Marked-to-Market Portfolio					
-Government Securities	617	215	223	137	66
-Corporate Securities	1	2	4	3	6
Liquidity Requirements	0	266	260	0	0
Fiscal Credit Certificate	53	52	0	0	0
Investment	0	885	853	864	959
Items included in the Debt Exchange	277	0	0	0	0

Table X shows the Bank's total exposure to the Argentine financial and non-financial public sectors. The increase experienced during 2001 was mainly due to the capitalization of accrued interest, to the subscription of the 9% National Government Bond Maturing 2002, and to the addition, as a consequence of the November 2001 public-sector debt swap, of certain government securities previously underlying structured transactions entered into by the Bank.

Table X: EXPOSURE TO THE ARGENTINE PUBLIC SECTOR	In millions of Pesos Irregular FY 2001 2nd Q 12/31/01	1st Q 09/30/01	FY 2001 4th Q 06/30/01	3rd Q 03/31/01	2nd Q 12/31/00
Government Securities	909	1,385	1,312	975	999
Trading and Investment Accounts	577	1,067	1,052	975	999
Fiscal Credit Certificate	53	52	-	-	-
9% Bonds Maturing 2002	279	266	260	-	-
Other Receivables Resulting from Financial Brokerage (*)	296	301	307	320	448
Loans	4,014	3,042	2,840	2,745	2,831
Provinces	81	1,547	1,497	1,450	1,501
National Government and Other	3,933	1,495	1,343	1,295	1,330
TOTAL	5,219	4,728	4,459	4,040	4,278

Equity investments amounted to Ps.171.8 million, 5.9% lower than Ps.182.5 million reported in the second quarter of the prior FY. This reduction was mainly due to the sale of the Bank's interests in Inversora en Distribución de Entre Ríos S.A. and in Banco Barclays e Galicia S.A., and to the set up of a reserve to fully provision the Bank's investment in Correo Argentino S.A. These decreases were partially offset by the increase in the Bank's interest in Tarjetas Regionales S.A., and by the investment in Tradecom International, where Banco Galicia and Net Investment S.A. hold a 26.67% interest.

As of December 31, 2001, the Bank's deposit and loan market shares of the Argentine financial system were 7.30% and 10.0%, respectively.

Table XI: Market Share (*)	Percentages 12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
Total Deposits	**7.30**	**9.92**	**9.76**	**9.96**	**10.09**
- Pesos	6.38	7.69	8.25	8.00	8.07
- Dollars	7.65	10.98	10.57	11.04	11.30
Total Loans	**10.00**	**9.68**	**9.65**	**9.39**	**9.58**
- Pesos	6.16	7.17	6.38	6.03	5.98
- Dollars	11.02	10.71	11.12	10.87	11.24

(*) Banco de Galicia y Buenos Aires S.A., only, within the Argentine Financial System, according to the daily information on deposits and loans made by the Argentine Central Bank, using end-of-period data.

As of December 31, 2001, the Bank had over 2.17 million deposit accounts, representing a 21.0% increase from the level recorded a year ago.

Asset Quality

As of December 31, 2001, the Bank's non-accrual to total loans ratio increased to 6.36%, from 3.57% as of December 31, 2000, mainly as a result of the deterioration of the loan portfolio brought about by Argentina's prolonged recession

The allowance for loan losses as a percentage of total loans increased to 4.83% from 2.60% as of December 31, 2000. The coverage of the non-accrual loan portfolio with allowances for loan losses was 75.99% and the coverage with guarantees was 60.38%. The combined coverage of non-accrual loans with allowances and guarantees represented 136.37%.

In millions of Pesos, except percentages

Table XII: Asset Quality - Loans	Irregular FY 2001		FY 2001		
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Non-Accrual Loans (*)	**583**	**450**	**353**	**328**	**327**
- With Preferred Guarantees	262	197	172	159	167
- With Others Guarantees	90	66	15	19	16
- Without Guarantees	231	187	166	150	144
Allowances for Loan Losses	**443**	**339**	**265**	**241**	**238**
Non-Accrual Loans to Total Loans (%)	**6.36**	**5.24**	**3.85**	**3.62**	**3.57**
Allowance for Loan Losses to Total Loans (%)	**4.83**	**3.94**	**2.89**	**2.66**	**2.60**
Allowance for Loan Losses to Non-Accrual Loans (%)	**75.99**	**75.33**	**75.07**	**73.48**	**72.78**
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	**60.38**	**58.44**	**52.97**	**54.27**	**55.96**

(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Defective Fulfillment, Difficulty in Recovery and High Risk of Insolvency, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.29.0 million were charged off against the allowance for loan losses and a Ps.4.0 million direct charge to the income statement was recorded for loans deemed uncollectible.

In millions of Pesos

Table XIII: Consolidated Analysis of Loan Loss Experience	Irregular FY 2001		FY 2001		
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Allowance for Loan Losses at the Beginning of the Quarter	**339**	**265**	**241**	**238**	**230**
Changes in the Allowance for Loan Losses					
Provisions Charged to Income	133	113	58	47	53
Charge-offs	(29)	(39)	(34)	(44)	(45)
Allowance for Loan Losses at Quarter-End	**443**	**339**	**265**	**241**	**238**
Charge to the Income Statement					
Provisions Charged to Income	133	113	58	47	53
Direct Charge-offs	4	3	5	6	4
Bad Debts Recovered	(7)	(6)	(7)	(6)	(6)
Net Charge to the Income Statement	**130**	**110**	**56**	**47**	**51**

Consolidating the regional credit card companies, non-accrual loans as of December 31, 2001, amounted to Ps.645 million, representing 6.74% of total loans. The allowance for loan losses as a percentage of non-accrual loans was 73.95% and the combined coverage of non-accrual loans with allowances and guarantees was 128.52%.

In the following table, consolidated asset quality information is also shown in terms of total credit. This table does not include the loan portfolio of the regional credit card companies. Total credit is defined as loans, certain accounts included in "Other Receivables Resulting from Financial Brokerage" representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

In millions of Pesos, except percentages

Table XIV: Asset Quality - Total Credit (*)	Irregular FY 2001 2nd Q	Irregular FY 2001 1st Q	FY 2001 4th Q	FY 2001 3rd Q	FY 2001 2nd Q
Non-Accrual Portfolio (**)	603	467	364	336	336
- With Preferred Guarantees2	70	203	177	164	173
- With Other Guarantees	91	66	15	19	16
- Without Guarantees	242	198	172	153	147
Allowance for Credit Losses	454	353	277	251	248
Non-Accrual Portfolio to Total Portfolio (%)	5.71	4.54	3.31	3.08	3.00
Allowance for Credit Losses to Total Portfolio (%)	4.30	3.43	2.52	2.30	2.22
Allowance for Credit Losses to Non-Accrual Portfolio (%)	75.29	75.59	76.10	74.70	73.81
Non-Accrual Portfolio with Guarantees to Non-Accrual Portfolio (%)	59.87	57.60	52.75	54.46	56.25

(*) *Includes, as of December 31, 2001, Ps. 296 million of loans granted to provincial governments, secured with the federal tax collection shared with the provinces, that were securitized (financial trust Galtrust I) and Ps. 234 million of mortgage loans that were also securitized (financial trust Galtrust II, III, IV and V).*

(**) *Includes credits classified under the categories mentioned in the note to table IX.*

Capitalization and Liquidity

As of December 31, 2001, on a consolidated basis, the Bank's regulatory capital was Ps.361 million higher than the Ps.1.214 million minimum capital requirement. The reduction in excess capital, as compared with the previous quarter, was mainly a consequence of :

- the decrease in computable capital caused by the Ps.57 million cash dividend payment corresponding to the FY 2001 profit distribution;
- the increase in goodwill arising from the acquisition of the retail operations of ABN Amro Bank in Argentina.

This variations were partially offset by the Ps.60 million decrease in the minimun capital requirement, as a consequence of the decrease in interest-earning assets.

As of December 31, 2001, the Bank's consolidated total risk-weighted capital ratio was 17.18%, calculated in accordance with the capital adequacy rules of the Argentine Central Bank and the Basle Committee recommendations.

Table XV: Capitalization	In millions of Pesos, except ratios and percentages				
	Irregular FY 2001		FY 2001		
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Central Bank Minimum					
Capital Requirements (A)	**853**	**913**	**968**	**931**	**900**
- Allocated to Financial Assets	665	730	790	772	750
- Allocated to Bank Premises & Equipment,					
Intangible Assets & Unlisted Equity Investment	92	82	78	70	71
- Allocated to Market Risk	0	1	1	1	2
- Allocated to Interest Risk	29	30	33	25	26
- Lending to the public sector	25	28	24	21	5
- Investment accounts	42	42	42	42	46
Computable Capital Calculated					
under Central Bank Rules (B)	**1,214**	**1,326**	**1,261**	**1,202**	**1,149**
- Core Capital	1,408	1,464	1,260	1,256	1,255
- Supplemental Capital	72	46	200	147	92
- Deductions	(267)	(184)	(199)	(200)	(198)
- Additional Capital - Market Variation	1	-	-	(1)	-
Excess over Required Capital (B) - (A)	**361**	**413**	**293**	**271**	**249**
Total Capital Ratio	**17.18**	**17.49**	**15.67**	**15.43**	**15.26**
Shareholders' Equity as a % of Total Assets	**11.49**	**10.71**	**9.61**	**8.75**	**8.11**

As of December 31, 2001, the Bank's liquid assets represented 13.58% of total deposits. (See "The Financial System's Liquidity Crisis and Banco Galicia").

Table XVI: Liquidity (%)	Irregular FY 2001		FY 2001		
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Liquid Assets to Total Deposits (*)	13.58	27.09	34.83	32.88	29.90
Loans to Total Assets	71.48	62.31	59.58	55.76	54.35

(*) Liquid Assets include cash and due from banks, government securities, call money, certificates of deposit acquired to the Argentine Central Bank and placements with correspondent banks.

REGIONAL CREDIT CARD COMPANIES

Information on the regional credit card companies is included on page 36 and 37 of this press release.

Income from the four regional credit card companies in which the Bank holds majority interests amounted to Ps.0.5 million for IFY 2001. During the quarter a Ps.0.8 million loss was recorded.

As of December 31, 2001, total assets of the four regional credit card companies amounted to Ps.533.0 million.

Total loans amounted to Ps.485.9 million, total allowances for loan losses to Ps.36.7 million and the non-accrual loan portfolio to Ps.61.7 million. As a consequence, the ratio of non-accrual loans to total loans was 12.7%, with a coverage of non-accrual loans with allowances of 59.48%.

RECENT DEVELOPMENTS

As a consequence of the significant and recurring changes in financial regulations during 2002, the filing dates prescribed by the information regime to which financial institutions are subject experienced successive postponements. Through its Communiqué "A" 3574, the Argentine Central Bank established May 3, 2002, as the final date to submit the accounting information corresponding to the quarterly and annual periods ended December 31, 2001.

The Bank's consolidated financial statements shown on pages 38, 39 and 40 include not only Banco Galicia Uruguay S.A. and its subsidiaries, but also the following companies: Galicia Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Agro Galicia S.A. y Galicia y Bs. As. Securities (UK) Ltd. The Bank's consolidated financial statements also incorporate the balance sheets of the regional credit card companies.

The acceleration of the economic and financial crisis in late 2001 ended in an institutional crisis that caused President De La Rua resignation and the fall of its administration. This prompted the designation by the National Assembly of Mr. Adolfo Rodriguez Saá as its successor. Mr. Rodriguez Saá declared Argentina's default and, a week after having taken office, resigned due to lack of political support. The National Assembly then appointed Mr. Eduardo Duhalde as his successor, to hold office until December 2003.

The economic and financial crisis, already described, resulted in radical changes to the Argentine financial system's regulatory framework. Given their magnitude, a summary of the changes is presented below, including those changes occurred during the 4th quarter of 2001 and those that took place in 2002.

Main Financial Policy Measures of the 4th quarter of 2001

- Through Decree N° 1387/01, the government proposed the exchange of public-sector debt instruments for Guaranteed Loans.
- Argentine Central Bank's Communiqué "A" 3358 increased to 0.03% bank contributions to the Deposit Insurance Fund, beginning December 2001 (the previous contribution was 0.015%).
- Communiqué "A" 3366 set up a special procedure for the determination of minimum capital requirements on Guaranteed Loans received by banks by means of their participation in the debt swap established by Decree N° 1387/01, in order to prevent the transaction to generate an increase in this regulatory requirement.
- On November 23 and 27, 2001, through Decrees N° 1523/01 and N° 1526/01, the Executive Power modified the Argentine Central Bank Charter, in order to set up the conditions for the monetary authority to act in the resolution of the liquidity problems that financial institutions

could undergo as a result of their participation in the debt conversion established by Decree N° 1387/01. As noted in the whereas clauses of said Decree, the conversion "will reduce the assets eligible for open market operations".

- Decree N° 1570/01 of the Executive Power and Argentine Central Bank's Communiqué "A" 3372 imposed limits on banks normal operations, by restricting depositors cash withdrawals from their bank accounts.
- Communiqué "A" 3398 established the procedures to be followed in order for borrowers classified in categories 1, 2 or 3, with the previous agreement of the creditor bank, and in categories 4, 5 or 6, at the borrower's request, to repay their debts with government securities.
- Decree N° 32/01 created the *Fondo de Liquidez Bancaria* (Bank Liquidity Fund or FLB), to be managed by SEDESA (manager of the Deposit Insurance Fund), acting as fiduciary. The FLB will be funded through the subscription by financial institutions of participation certificates for an amount equivalent to a maximum of 5% of the November 2001 daily average of the deposits, denominated in pesos and in dollars, of each private-sector financial institution. The percentage would be subject to increases, at the Argentine Central Bank discretion, of up to 50%.

Main Financial Policy Measures subsequent to December 31, 2001

- Argentine Central Bank Communiqués "A" 3418 and 3463 allowed for increased flexibility of the rules for the financial system's classification of borrowers, by temporarily extending the late-payment period admitted for borrowers in categories 1 and 2.
- Law 25561 enacted a social, economic, administrative, financial and foreign exchange market public emergency status, until December 2003. This Law also modified the Convertibility Law, by eliminating the 1 to 1 parity between the peso and the US dollar.
- Decree N° 71/02 established a dual foreign exchange market regime: an official market to channel those operations to be determined by the Argentine Central Bank, where the exchange rate was fixed at Ps1.4 per US dollar; and a free market that would channel the remaining operations. This Decree also enforced the conversion of certain dollar-denominated loans granted by financial institutions into peso-denominated ones, as well as the compulsory restructuring of financial institutions' deposits.
- Resolution N° 6/02 of the Ministry of Economy announced the new maturity schedule of the different types of deposits restructured by Decree N° 71/02.
- Argentine Central Bank's Communiqués "A" 3425 and subsequent complementary ones, established the operating rules for the official and free foreign exchange markets.
- Law 25562 introduced changes to the Argentine Central Bank Charter, prioritizing the monetary authority's role of managing the economy's level of money supply and credit.
- Law 25563 suspended for 180 days, the processing of any bankruptcy petition filing, and for those companies that had commenced reorganization proceedings (analogous to a Chapter 11 reorganization in the US), all judicial and extrajudicial foreclosing proceedings were suspended during the same period, both in connection with mortgage or pledge loans, of any origin.
- Decree N° 214/02 established the compulsory conversion of financial institutions' dollar-denominated deposits and loans into peso-denominated deposits and loans, at a Ps.1.4 per US dollar parity, in the case of deposits, and a 1-to-1 parity, in the case of loans. Given that the conversion was of an asymmetrical nature in the treatment of assets and liabilities,

Decree N° 214/02 also established that financial institutions would be compensated for the losses that the asymmetrical conversion implied, by receiving a bond to be issued, to this end, by the Federal Government. In addition Decree N° 214/02 set up that principal of deposits and loans converted into peso-denominated deposits and loans would be adjusted by a coefficient, known as *Coeficiente de Estabilización de Referencia* (Stabilization Coefficient of Reference, CER), that incorporates the variations in the Retail Price Index.

- Decree N° 260/02 established a single and free foreign exchange rate regime, where all transactions to convert foreign currency into pesos were to take place. These transactions will take place at the parity freely established by the participants, subject to the requirements and regulations that the Argentine Central Bank may determine.
- Communiqué "A" 3467 set up the procedures for the "pesification" of bank dollar-denominated deposits and the characteristics of bank deposit restructuring. This Communiqué also partially lifted restrictions on cash withdrawals from demand deposit accounts.
- Communiqué "A" 3481 modified the deposit restructuring rules in order to include the possibility for deposit owners to use restructured deposits in the purchase of registered goods (such as real estate and automobiles) and to allow interbank transfers of such deposits.
- Communiqué "A" 3498 eliminated, effective March 1, 2002, minimum liquidity requirements.
- Decree N° 471/02 established that pubic-sector obligations, of the federal, provincial and municipal levels, outstanding as of February 2002, denominated in US dollars or any other foreign currency, would be converted to peso-denominated obligations at the Ps.1.4 per US dollar parity, or its equivalent, with principal adjusted by the CER coefficient, and accruing the following interest rates:
  - 3% per annum, in the case of Guaranteed Loans with an average life of up to 5 years.
  - 4% per annum, in the case of Guaranteed Loans with an average life greater than 5 years and up to 10 years.
  - 5% per annum, in the case of Guaranteed Loans with an average life greater than 10 years.
  - 5.5% per annum, to be capitalized, for those Guaranteed Loans with interest capitalization for a period of at least 5 years.
- Decree N° 494/02 allowed depositors the option to exchange their restructured deposits for new government securities, up to a maximum of US$30,000 for deposits dollar-denominated in origin, and without limitation in the case of deposits peso-denominated in origin. This Decree also established the issuance of a bond to compensate financial institutions for the losses generated by the conversion of dollar-denominated assets and liabilities into peso-denominated ones at different exchange rates. In addition Decree N° 494/02 authorized the issuance of an additional compensatory bond, to be subscribed by financial institutions up to the amount of the short position in foreign currency that each institution would record after the conversion into pesos of their dollar-denominated assets and liabilities.
- Through Communiqués "A" 3507 and 3561 the Argentine Central Bank issued the regulations implementing the conversion of dollar-denominated lending transactions with and among counterparties pertaining to the non-financial private sector, in accordance with Decrees N° 214/02 and 410/02. As a general rule, such transactions outstanding at the

moment of the devaluation of the peso, were to be converted into peso-denominated transactions at the 1-to-1 parity.

- Communiqués "A" 3511 and 3514 determined that banks net foreign exchange holdings could not exceed 5% of their regulatory capital as of November 30, 2001.
- Communiqué "A" 3513 established that, beginning March 15, 2002, banks contribution to the Bank Liquidity Fund would equal 3.5% of private-sector deposits as of November 2001.
- Communiqué "A" 3527 ruled on different time deposit alternatives.
- Communiqués "A" 3531 and "B" 7174, allowed banks to intermediate in the FX cash market on behalf of the Argentine Central Bank.
- Communiqué "A" 3549 modified the rules on minimum cash requirements, effective March 2, 2002, as follows:

Liabilities	% Requirement
Current-account deposits and other demand deposits, savings account deposits and unused balances of current account advances granted	40
Deposits under the restructuring regime, except those included in the following item	40
Restructured deposits, where the last installment defined by the restructuring schedule matures in March 2003 and after	0
Financial lines granted by foreign banks, including liabilities with correspondent banks and negotiable obligations	0
Restructured deposits received from other financial institutions, that remain under the restructuring regime	100
Time deposits originated by a cash placement, by debiting "special accounts for cash deposits", or by a transfer from abroad susceptible of being paid in cash not related to foreign trade transactions:	
- maturing within 7 and 13 days	9
- maturing within 14 and 29 days	7
- maturing within 30 days or after	5
Time deposits denominated in US dollars, payable in pesos (effective March 25, 2002)	0
Liabilities with the *Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros* (Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies, FFAEFyS)	0

- Decree N° 620/02 eliminated the US$30.000 maximum amount that holders of dollar-denominated restructured deposits were allowed to convert into government securities.
- Communiqué "A" 3565 established that the interest rate applicable to the stock of financial assistance provided by the Argentine Central Bank, under the form of advances and rediscounts for liquidity support, outstanding as of March 25, 2002, would be tied to the yield accepted by the Argentine Central Bank at the public auctions of Argentine Central Bank Bills (*Letras del Banco Central de la República Argentina*, known as "Lebacs"). For the month of April the interest rate applicable would amount to 48% of the Lebacs' yield. This Communiqué also allowed financial institutions the option of a monthly payment, at a 15% (per annum) interest rate and capitalization of the remaining amounts.

- Communiqué "A" 3582 set at 0% (zero percent) the contribution to the Bank Liquidity Fund.

GALICIA CAPITALIZATION AND LIQUIDITY PLAN

On March 21, 2002, Banco Galicia filed with the Argentine Central Bank the "Galicia Capitalization and Liquidity Plan" ("the Plan").

Negotiations with Argentine based and foreign banks allowed the Bank to obtain the necessary support for the Plan. The two pillars of this Plan are an immediate restoration of the Bank's liquidity and, later on, a significant increase in its capitalization. The Plan also includes the undertaking of negotiations with the Bank's foreign creditors in order to restructure the terms of the Bank's outstanding liabilities with these creditors, as well as the orderly closing of the Bank's operating units abroad.

Liquidity

As concerns liquidity, the Plan contemplates to provide the Bank with a significant coverage of its deposit base. The sources of funds are:

- A dollar-denominated loan from the Deposit Insurance Fund, for the US dollar amount equivalent to Ps.200 million, at the exchange rate of the working day preceding the day of disbursement, with a 5-year term and an interest rate equal to the 180-day LIBOR plus 300 basis points.
- Financial Assistance from the FFAEFyS, dollar denominated, for the US dollar amount equivalent to Ps.100 million, at the exchange rate of the working date preceding the day of the disbursement, with a 3-year term and an interest rate equal to LIBOR plus 400 b.p., with an 8.07% floor.
- The securitization, or sale, of the Bank's mortgage and commercial loan portfolio, through the creation of financial trusts, with the subscription by local banks of senior participation certificates, up to Ps.400 million.

In addition, a Ps.574 million liability with the Bank Liquidity Fund will be refinanced, by extending its maturity to up to 3 years.

Capitalization

The Plan contemplates the addition to the Bank's capital base, basic or supplemental capital, through the subscription by foreign creditor banks of equity or quasi-equity instruments, as common shares or subordinated debt (convertible into common shares or not), at the participants option, for an amount of up to US$300 million. This capitalization effort is an integral part of the process to restructure Banco Galicia's foreign debt, as one of the options to be offered to foreign creditors.

The Plan establishes that the definition of the terms and conditions under which foreign trade and financial obligations –including debt programs and multilateral credit agencies programs– will be rescheduled, the capitalization transaction, and the restructuring of negotiable obligations with bondholders, shall be consummated by mid-2002.

As of this date, prestigious foreign financial institutions have manifested their interest in participating in the Bank's capitalization effort.

Renegotiation of the Bank's Foreign Debt

Given the events that took place in the country and the lack of access to the international capital markets, the Bank was prevented from amortizing in due time and manner its liabilities with foreign creditors. Therefore, the Bank decided to begin the renegotiation of said liabilities.

As obligations matured, the Bank negotiated with each creditor financial institution or multilateral credit agency, the extension of principal maturities, until a renegotiation schedule was put in place, within the terms indicated above. The extension of principal maturities was requested upon the following conditions:

- Equal treatment for all international banks and multilateral agencies.
- Payment of interest and fees, to prevent debts to remain unpaid.
- Extension of foreign trade transactions.

The amounts involved in the renegotiation of the Bank's consolidated foreign debt are the following:

- US$147 million in foreign trade lines.
- US$1,029 million in debt programs, financial loans and negotiable obligations.
- US$469 million in debt programs with multilateral agencies.

The Bank will submit a menu of options to its creditors. For this, a Steering Committee is being formed that will represent the Bank foreign creditors.

Operating Units Abroad

New York Branch

On March 11, 2002, Banco de Galicia y Buenos Aires S.A. and its New York Branch agreed with the Office of the Comptroller of the Currency, the branch's regulatory authority, to proceed to an orderly closing of the branch, within the guidelines of the Plan submitted to the Argentine Central Bank.

As part of the process of orderly closing the New York Branch, creditors will be offered to domiciliate their outstanding claims against the New York Branch with the Bank's Head Office, in Argentina.

Cayman Branch

This branch's liabilities consist mainly of foreign trade lines. Given this characteristic, it is the Bank's intention to reschedule these liabilities in such a way that their repayment takes place in the shorter period possible.

In addition, the Cayman Branch has US$331 million in deposits from Banco Galicia Uruguay S.A. (BGU). These deposits will be repaid in a longer term, in accordance with the restructuring of the Head Office's liabilities with BGU.

Banco Galicia Uruguay S.A. (BGU)

Until November 2001, BGU's deposit base had shown a positive trend. The set up of the so called "*corralito*" in Argentina, with the resulting deterioration in the public's confidence in Argentine banks and the resulting restriction on the liquidity of depositors in that country, impacted negatively on depositors confidence in BGU, prompting massive deposit withdrawals.

Given its inability to continue meeting the large and continuous deposit withdrawals caused by the deposit run that it had faced since December 2001, BGU requested to the Central Bank of Uruguay the suspension of its activities, in order to be awarded a period of time that would allow it to define a proposal for the rescheduling of its liabilities.

On February 13, 2002, the Central Bank of Uruguay accepted BGU's request, for a 90-day period and without removing BGU's management.

BGU's liabilities consist mainly of deposits. As of February 13, 2002, BGU's deposits amounted to US$1,049 million.

Other

On January 15, 2002, the extraordinary meeting of the shareholders of Tarjetas Regionales S.A. resolved to increase the share capital of that company to Ps.103.8 million, through the issuance of 70.7 million book-entry shares, with a nominal par value of Ps.1 each and a carrying one vote each. These shares were fully subscribed and paid in by the Bank. Subject to the necessary regulatory approvals, the percentages of capital ownership and the voting rights of the shareholders of Tarjetas Regionales S.A. currently are: Banco de Galicia y Buenos Aires S.A., 68.22%, Banco Galicia (Cayman) Ltd., 31.78%. As a consequence of this change, beginning January 2002, the balance sheet of Banco de Galicia y Buenos Aires S.A. will consolidate line by line the balance sheet of Tarjetas Regionales S.A.

Through its Resolution N° 81/2002, issued on February 8, 2002, the Board of Directors of the Argentine Central Bank notified Banco Galicia that, as a result of the financial assistance that Banco Galicia has received from the Argentine Central Bank, it is prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to Banco Galicia's results, or granting financial assistance to related parties, for as long as such assistance is outstanding.

The ordinary meeting of the Bank's shareholders, corresponding to the irregular six-month fiscal year ended December 31, 2001, will be held on June 6, 2002.

As anticipated in the shareholders meeting held on September 26, 2001, Messrs. Eduardo J. Escasany, Abel Ayerza and Federico Braun, have resigned to their positions at the Bank's Board of Directors. Currently the Bank's Board of Directors is composed of the following members: Mr. Antonio Garcés (President), Mr. José Petrocelli (Director Secretary), Mr. Daniel Llambías (Alternate Director Secretary), Messrs. Eduardo J. Zimmermann, Eduardo Arrobas, Luis Ribaya (Directors), and Messrs. Sergio Grinenco, Guillermo Pando, Eduardo Fanciulli, Guillermo Laje, and Enrique M. Garda Olaciregui (Alternate Directors).

SELECTED FINANCIAL INFORMATION-CONSOLIDATED DATA (*)

In millions of Pesos

	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
CASH AND DUE FROM BANKS	**506.8**	**1,020.0**	**1,470.1**	**1,105.8**	**616.6**
-Cash	236.0	348.5	281.5	313.1	354.7
-Banks and Correspondents	270.7	671.4	1,188.5	792.6	261.8
-Other	0.1	0.1	0.1	0.1	0.1
GOVERNMENT AND CORPORATE SECURITIES	**108.1**	**822.5**	**934.1**	**283.2**	**76.5**
LOANS	**8,728.2**	**8,255.0**	**8,914.2**	**8,821.9**	**8,919.1**
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	**1,718.6**	**2,108.4**	**2,725.5**	**4,588.9**	**5,823.3**
EQUITY IN OTHER COMPANIES	**171.8**	**164.1**	**194.2**	**191.7**	**182.5**
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND INTANGIBLE ASSETS	**562.1**	**486.9**	**485.6**	**479.3**	**474.9**
OTHER ASSETS	**415.8**	**391.5**	**236.8**	**349.9**	**317.6**
TOTAL ASSETS	**12,211.4**	**13,248.4**	**14,960.5**	**15,820.7**	**16,410.5**
DEPOSITS	**6,226.8**	**8,519.7**	**9,279.5**	**8,898.7**	**8,992.8**
- Non-Financial Public Sector	11.5	122.2	14.8	6.3	9.4
- Financial Sector	17.6	4.0	3.5	4.8	3.8
- Non-Financial Private Sector and Residents Abroad	6,197.7	8,393.5	9,261.2	8,887.6	8,979.6
- Current Accounts	876.5	1,036.2	1,085.4	539.9	615.3
- Savings Accounts	1,483.0	886.6	1,045.4	1,443.2	1,273.3
- Time Deposits	3,200.5	5,897.9	6,503.1	6,414.2	6,758.8
- Investment Accounts	80.6	248.7	315.2	159.5	11.2
- Other	497.1	230.5	227.9	243.2	237.6
- Accrued Interest and Quotation Diferences Payable	60.0	93.6	84.2	87.6	83.4
OTHER BANKS AND INTERNATIONAL ENTITIES	**897.6**	**878.6**	**1,111.9**	**988.4**	**1,012.0**
NEGOTIABLE OBLIGATIONS	**651.3**	**738.2**	**844.7**	**1,079.7**	**1,105.6**
OTHER LIABILITIES	**3,033.2**	**1,692.9**	**2,286.7**	**3,469.1**	**3,969.0**
- Asistance from the Argentine Central Bank	1,983.5	0.0	0.0	0.0	0.0
- Overdraft and Rediscount Due to Liquidity Transitory Stress	1,234.0	0.0	0.0	0.0	0.0
- Reverse Repos- Government Securities	434.5	0.0	0.0	0.0	0.0
- Other	315.0	0.0	0.0	0.0	0.0
- Other	1,049.7	1,692.9	2,286.7	3,469.1	3,969.0
TOTAL LIABILITIES	**10,808.9**	**11,829.4**	**13,522.8**	**14,435.9**	**15,079.4**
SHAREHOLDERS' EQUITY	**1,402.5**	**1,419.0**	**1,437.7**	**1,384.8**	**1,331.1**
DOLLAR DENOMINATED ASSETS & LIABILITIES					
- Loans	7,663.3	6,840.1	7,429.8	7,402.4	7,432.6
- Deposits	5,049.1	6,614.1	6,866.0	6,532.5	6,360.1
- Assets	9,880.2	10,507.7	11,767.8	12,189.3	12,656.5
- Liabilities	8,193.9	9,614.8	10,804.8	11,764.9	12,142.7
MUTUAL FUNDS (**)	**190.5**	**596.0**	**628.6**	**545.7**	**574.8**
PHYSICAL DATA (NUMBER)					
PERSONNEL	**5,859**	**5,750**	**5,767**	**5,897**	**5,945**
BRANCHES	**295**	**275**	**275**	**278**	**281**
GALICIA AHORA POINTS OF SALE	**118**	**121**	**125**	**126**	**155**
CUSTOMER ACCOUNTS	**2,174,543**	**1,785,122**	**1,820,512**	**1,829,112**	**1,797,407**
INFLATION AND EXCHANGE RATE					
Retail Price Index (%) (***)	**(0.81)**	**(0.80)**	**0.10**	**0.10**	**(0.42)**
Wholesale Price Index (%) (***)	**(3.09)**	**(1.31)**	**(0.56)**	**(0.51)**	**(1.77)**
Exchange Rate ($/U$S) (****)	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**

(*) Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A.
(**) Market value of the FIMA mutual funds units under custody.
(***) Variation within the quarter.
(****) Last working day of the quarter.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of Pesos				
Quarter ended:	**12/31/01**	**09/30/01**	**06/30/01**	**03/31/01**	**12/31/00**
FINANCIAL INCOME	**295.7**	**456.5**	**393.9**	**393.3**	**399.0**
- Interest on Cash and Due from Banks	1.9	5.9	11.6	9.4	11.6
- Interest on Loans to the Financial Sector	9.1	15.0	10.6	9.1	10.7
- Interest on Overdrafts	40.4	31.6	28.5	28.0	30.1
- Interest on Notes	127.3	205.7	155.6	141.3	151.5
- Interest on Mortgage Loans	55.1	49.1	47.6	49.4	46.7
- Interest on Pledge Loans	10.8	10.5	9.3	11.0	11.3
- Interest on Credit Card Loans	15.1	14.1	14.6	13.9	13.2
- Interest on other Loans	41.0	39.3	44.2	45.9	39.9
- On Other Receivables Resulting from Financial Brokerage	10.1	16.8	11.3	9.9	9.9
- Net Income from Government and Corporate Securities	(53.9)	53.9	43.2	38.2	41.3
- Net Income from Guaranteed Loans-Decree 1387/01	32.1	0.0	0.0	0.0	0.0
- Other	6.7	14.6	17.4	37.2	32.8
FINANCIAL EXPENSES	**264.5**	**245.3**	**213.8**	**217.5**	**224.8**
- Interest on Demand Accounts Deposits	9.9	10.0	4.0	0.0	0.0
- Interest on Saving Accounts Deposits	3.0	3.0	4.9	6.1	5.6
- Interest on Time Deposits	175.3	160.5	138.5	130.9	134.8
- Interest on Loans from Financial Sector	2.4	1.5	0.4	0.0	0.5
- For other Liabilities Resulting from Financial Brokerage	31.4	36.6	40.5	53.3	55.4
- Other Interest	8.3	15.8	8.6	6.2	4.6
- Net Income from Government and Corporate Securities	12.5	0.0	0.0	0.0	0.0
- Net Income /(Loss) on Options	0.1	0.1	0.2	0.2	0.6
- Other	21.6	17.8	16.7	20.8	23.3
NET FINANCIAL INCOME	**31.2**	**211.2**	**180.1**	**175.8**	**174.2**
PROVISIONS FOR LOAN LOSSES	**156.4**	**117.1**	**63.0**	**52.5**	**58.0**
INCOME FROM SERVICES, NET	**60.6**	**61.8**	**84.0**	**62.3**	**67.3**
ADMINISTRATIVE EXPENSES	**120.2**	**117.7**	**124.4**	**118.3**	**121.3**
- Personnel Expenses	59.1	63.0	66.3	63.4	63.7
- Directors' and Syndics' Fees	(1.9)	3.4	6.3	5.8	5.5
- Other Fees	2.8	1.9	1.3	0.9	2.4
- Advertising and Publicity	5.8	2.5	3.8	3.1	4.8
- Taxes	9.6	4.4	6.0	4.3	3.9
- Other Operating Expenses	37.7	34.6	33.8	34.0	33.5
- Other	7.1	7.9	6.9	6.8	7.5
INCOME FROM EQUITY INVESTMENTS	**5.2**	**0.2**	**11.8**	**8.0**	**5.0**
NET MISCELLANEOUS INCOME	**164.9**	**3.0**	**(3.6)**	**1.3**	**6.4**
INCOME TAX	**1.8**	**3.1**	**32.0**	**22.8**	**20.5**
NET INCOME	**(16.5)**	**38.3**	**52.9**	**53.8**	**53.1**

(*) Banco de Galicia y Buenos Aires SA and Banco Galicia Uruguay SA.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

In millions of Pesos

Six months ended:	12/31/01	12/31/00
FINANCIAL INCOME	**752.2**	**773.5**
- Interest on Cash and Due from Banks	7.8	24.6
- Interest on Loans to the Financial Sector	24.1	18.7
- Interest on Overdrafts	72.0	60.0
- Interest on Notes	333.0	297.7
- Interest on Mortgage Loans	104.2	89.2
- Interest on Pledge Loans	21.3	23.4
- Interest on Credit Card Loans	29.2	27.4
- Interest on other Loans	80.3	71.3
- On other Receivables Resulting from Financial Brokerage	26.9	19.7
- Net Income from Government and Corporate Securities	0.0	73.8
- Net Income from Guaranteed Loans-Decree 1387/01	32.1	0.0
- Other	21.3	67.7
FINANCIAL EXPENSES	**509.8**	**432.7**
- Interest on Demand Accounts Deposits	19.9	0.0
- Interest on Saving Accounts Deposits	6.0	11.6
- Interest on Time Deposits	335.8	254.1
- Interest on Loans from Financial Sector	3.9	0.9
- For Other Liabilities resulting from Financial Brokerage	68.0	110.1
- Other Interest	24.1	9.2
- Net Income from Government and Corporate Securities	12.5	0.0
- Net Income /(Loss) on Options	0.2	1.0
- Other	39.4	45.8
NET FINANCIAL INCOME	**242.4**	**340.8**
PROVISIONS FOR LOAN LOSSES	**273.5**	**98.7**
INCOME FROM SERVICES, NET	**122.4**	**125.1**
ADMINISTRATIVE EXPENSES	**237.9**	**244.0**
- Personnel Expenses	122.1	128.6
- Directors' and Syndics' Fees	1.5	10.4
- Other Fees	4.7	5.5
- Advertising and Publicity	8.3	8.0
- Taxes	14.0	8.2
- Other Operating Expenses	72.3	68.1
- Other	15.0	15.2
INCOME FROM EQUITY INVESTMENTS	**5.4**	**1.4**
NET MISCELLANEOUS INCOME	**167.9**	**12.1**
INCOME TAX	**4.9**	**40.3**
NET INCOME	**21.8**	**96.4**

(*) Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A.

TARJETAS REGIONALES S.A. CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2001 (*)

In millions of Pesos

	Quarter ended September 30, 2001				Quarter ended December 31, 2001 (****)			
	Tarjetas (***)	T.R. SA (**)	Eliminations	T.R. SA Consolidated	Tarjetas (***)	T.R. SA (**)	Eliminations	T.R. SA Consolidated
ASSETS								
Cash and Due from Banks	8.1			8.1	12.0			12.0
Loans	499.6			499.6	485.9			485.9
(Allowance for Loan Losses)	(40.0)			(40.0)	(33.6)			(33.6)
Loans, Net	459.6			459.6	452.3			452.3
Other Receivables Resulting from Financial Brokerage	8.7	0.2		8.9	1.9	0.1		2.0
Equity in Other Companies	3.0	86.3	(89.3)	0.0	4.0	90.0	(94.0)	0.0
Bank Premises and Equipment, Miscellaneous and Intangible Assets	37.2	36.4		73.6	36.4	35.2		71.6
Other Assets	26.5	0.5		27.0	26.4	0.5		26.9
Total Assets	**543.1**	**123.4**	**(89.3)**	**577.2**	**533.0**	**125.8**	**(94.0)**	**564.8**
LIABILITIES								
Other Banks and International Entities	84.7	61.0		145.7	97.9	0.1		98.0
Debt Securities	191.9			191.9	187.8			187.8
Other Liabilities	149.5	4.3		153.8	126.5	0.4		126.9
Total Liabilities	**426.1**	**65.3**		**491.4**	**412.2**	**0.5**		**412.7**
Minority Interests	**0.5**		**27.2**	**27.7**	**0.5**		**26.6**	**27.1**
Total Liabilities + Minority Interests	**426.6**	**65.3**	**27.2**	**519.1**	**412.7**	**0.5**	**26.6**	**439.8**
Shareholders' Equity	**116.5**	**58.1**		**58.1**	**120.3**	**125.3**		**125.0**
Total Liabilities+Shareholders' Equity + Minority Interests	**543.1**	**123.4**		**577.2**	**533.0**	**125.8**		**564.8**
Income Statement								
Financial Income	26.9			26.9	33.7			33.7
Financial Expenses	11.9	1.3		13.2	23.8	1.2		25.0
Gross Brokerage Margin	**15.0**	**(1.3)**		**13.7**	**9.9**	**(1.2)**		**8.7**
Provision for Loan Losses	15.9			15.9	24.0			24.0
Income from Services, Net	33.1			33.1	46.2			46.2
Administrative Expenses	27.7	0.3		28.0	32.8	0.5		33.3
Minority Interests			(0.6)	(0.6)			(0.4)	(0.4)
Income from Equity Investments	(1.1)	1.3	(0.2)	0.0	(1.5)	(0.8)	2.3	0.0
Net Other Income	0.2	(1.1)		(0.9)	2.4	(1.3)		1.1
Income tax	2.8	0.0		2.8	2.1	0.0		2.1
Net Income	**0.8**	**(1.4)**	**(0.8)**	**(1.4)**	**(1.9)**	**(3.8)**	**1.9**	**(3.8)**
Asset Quality (Loans)								
On-Balance Sheet Loans	499.6				485.9			
Non-Accrual Loans	70.9				61.7			
Allowance for Loan Losses (Includes the allowance on securitized loans)	43.0				36.7			
Charge-Offs	16.3				30.4			
Non-Accrual Loans to Total Loans (%)	14.19				12.70			
Allowance for Loan Losses to Non-Accrual Loans (%)	60.65				59.48			

(*) Tarjetas Regionales S.A. consolidated with subsidiaries acc. to Art. 33 - Law 19550.
(**) T.R. SA = Tarjetas Regionales S.A.
(***) Tarjetas= Tarjeta Naranja S.A.+ Tarjeta Comfiar S.A. + Tarjetas Cuyanas S.A.+ Tarjetas del Mar S.A.
Interests (%) : Tarjeta Naranja S.A = 80%, Tarjeta Comfiar S.A.= 60%, Tarjetas Cuyanas S.A.= 60% = Tarjetas del Mar S.A.= 50%
Tarjeta Naranja S.A. holds 40 % of Tarjeta Comfiar S.A.
(****) The regional credit card companies' results correspond to the four-month period ended December 31, 2001.

TARJETAS REGIONALES S.A. CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001 (*)

In millions of Pesos

	Six Months ended at December 31, 2000				Six Months ended at December 31, 2001 (****)			
	Tarjetas (***)	T.R. SA (**)	Eliminations	T.R. SA Consolidated	Tarjetas (***)	T.R. SA (**)	Eliminations	T.R. SA Consolidated
ASSETS								
Cash and Due from Banks	2.8	0.0		2.8	12.0			12.0
Loans	425.9			425.9	485.9			485.9
(Allowance for Loan Losses)	(32.5)			(32.5)	(33.6)			(33.6)
Loans, Net	393.4			393.4	452.3			452.3
Other Receivables Resulting from Financial Brokerage	31.6	4.2		35.8	1.9	0.1		2.0
Equity in Other Companies	5.1	72.5	(77.6)	0.0	4.0	90.0	(94.0)	0.0
Bank Premises and Equipment, Miscellaneous and Intangible Assets	35.3	41.0		76.3	36.4	35.2		71.6
Other Assets	10.7	0.4		11.1	26.4	0.5		26.9
Total Assets	**478.9**	**118.1**	**(77.6)**	**519.4**	**533.0**	**125.8**	**(94.0)**	**564.8**
LIABILITIES								
Other Banks and International Entities	121.3	53.4		174.7	97.9	0.1		98.0
Debt Securities	116.5			116.5	187.8			187.8
Other Liabilities	142.8	6.4		149.2	126.5	0.4		126.9
Total Liabilities	**380.6**	**59.8**		**440.4**	**412.2**	**0.5**		**412.7**
Minority Interests			**20.7**	**20.7**	**0.5**		**26.6**	**27.1**
Total Liabilities + Minority Interests	**380.6**	**59.8**	**20.7**	**461.1**	**412.7**	**0.5**	**26.6**	**439.8**
Shareholders' Equity	**98.3**	**58.3**		**58.3**	**120.3**	**125.3**		**125.0**
Total Liabilities+Shareholders' Equity + Minority Interests	**478.9**	**118.1**		**519.4**	**533.0**	**125.8**		**564.8**
Income Statement								
Financial Income	47.3			47.3	60.6			60.6
Financial Expenses	12.5	2.8		15.3	35.7	2.5		38.2
Gross Brokerage Margin	**34.8**	**(2.8)**		**32.0**	**24.9**	**(2.5)**		**22.4**
Provision for Loan Losses	25.0			25.0	39.9			39.9
Income from Services, Net	56.2			56.2	79.3			79.3
Administrative Expenses	50.3	0.6		50.9	60.5	0.8		61.3
Minority Interests			(0.1)	(0.1)			(1.0)	(1.0)
Income from Equity Investments	(1.5)	3.8	(2.3)	0.0	(2.6)	0.5	2.1	0.0
Net Other Income	(1.5)	(2.6)		(4.1)	2.6	(2.4)		0.2
Income tax	10.3	0.0		10.3	4.9	0.0		4.9
Net Income	**2.4**	**(2.2)**	**(2.4)**	**(2.2)**	**(1.1)**	**(5.2)**	**1.1**	**(5.2)**
Asset Quality (Loans)								
On-Balance Sheet Loans	425.9				485.9			
Non-Accrual Loans	57.4				61.7			
Allowance for Loan Losses (Includes the Allowance on securitized loans)	32.5				36.7			
Charge-Offs	19.1				46.7			
Non-Accrual Loans to Total Loans (%)	13.48				12.70			
Allowance for Loan Losses to Non-Accrual Loans (%)	56.62				59.48			

(*) Tarjetas Regionales S.A. consolidated with subsidiaries acc. to Art. 33 - Law 19550.

(**) T.R. SA = Tarjetas Regionales S.A.

(***) Tarjetas= Tarjeta Naranja S.A.+ Tarjeta Comfiar S.A. + Tarjetas Cuyanas S.A.+ Tarjetas del Mar S.A.
Interests (%) : Tarjeta Naranja S.A = 80%, Tarjeta Comfiar S.A.= 60%, Tarjetas Cuyanas S.A.= 60% = Tarjetas del Mar S.A.= 50%
Tarjeta Naranja S.A. shares 40 % of Tarjeta Comfiar S.A.

(****) The regional credit card companies' results correspond to theseven -month period ended December 31, 2001.

SELECTED FINANCIAL INFORMATION-CONSOLIDATED DATA (*)

	In millions of Pesos				
	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
CASH AND DUE FROM BANKS	**515.0**	**1,029.4**	**1,489.3**	**1,114.2**	**620.0**
-Cash	242.3	355.1	296.2	317.9	356.8
-Banks and Correspondents	272.6	674.2	1,193.0	796.2	263.1
-Others	0.1	0.1	0.1	0.1	0.1
GOVERNMENT AND CORPORATE SECURITIES	**119.5**	**828.9**	**940.7**	**289.7**	**83.2**
LOANS	**9,085.4**	**8,671.6**	**9,346.4**	**9,215.2**	**9,241.4**
OTHER RECEIVABLES RESULTING FROM					
FINANCIAL BROKERAGE	**1,730.3**	**2,129.6**	**2,754.0**	**4,615.0**	**5,859.1**
EQUITY IN OTHER COMPANIES	**67.7**	**65.0**	**91.6**	**100.4**	**94.9**
BANK PREMISES AND EQUIPMENT,					
MISCELLANEOUS AND INTANGIBLE ASSETS	**599.3**	**524.7**	**522.4**	**515.5**	**510.8**
OTHER ASSETS	**440.8**	**412.0**	**255.4**	**357.1**	**323.8**
TOTAL ASSETS	**12,558.0**	**13,661.2**	**15,399.8**	**16,207.1**	**16,733.2**
DEPOSITS	**6,213.2**	**8,516.6**	**9,265.6**	**8,881.2**	**8,974.8**
- Non-Financial Public Sector	11.5	122.2	14.8	6.3	9.4
- Financial Sector	17.6	4.0	3.5	4.8	3.8
- Non-Financial Private Sector and Residents Abroad	6,184.1	8,390.4	9,247.3	8,870.1	8,961.6
- Current Accounts	867.7	1,034.3	1,082.4	536.6	612.1
- Savings Accounts	1,481.8	886.1	1,043.6	1,441.3	1,271.9
- Time Deposits	3,200.5	5,897.2	6,494.0	6,401.9	6,745.5
- Investment Accounts	80.6	248.7	315.2	159.5	11.2
- Other	493.5	230.5	227.9	243.3	237.6
- Accrued Interest and Quotation Diferences Payable	60.0	93.6	84.2	87.5	83.3
OTHER BANKS AND INTERNATIONAL ENTITIES	**911.7**	**913.5**	**1,183.1**	**1,056.5**	**1,066.2**
NEGOTIABLE OBLIGATIONS	**839.2**	**930.2**	**1,027.4**	**1,243.8**	**1,222.1**
OTHER LIABILITIES	**3,164.1**	**1,854.0**	**2,457.1**	**3,617.1**	**4,118.2**
- Asistance from the Argentine Central Bank	1,983.5	0.0	0.0	0.0	0.0
- Overdraft and rediscount due to liquidity transitory stress	1,234.0	0.0	0.0	0.0	0.0
- Reverse Repos- Government Securities	434.5	0.0	0.0	0.0	0.0
- Other	315.0	0.0	0.0	0.0	0.0
- Other	1,180.6	1,854.0	2,457.1	3,617.1	4,118.2
MINORITY INTERESTS	**27.3**	**27.9**	**28.9**	**23.7**	**20.8**
TOTAL LIABILITIES	**11,155.5**	**12,242.2**	**13,962.1**	**14,822.3**	**15,402.1**
SHAREHOLDERS' EQUITY	**1,402.5**	**1,419.0**	**1,437.7**	**1,384.8**	**1,331.1**

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550)

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

IN MILLIONS OF PESOS

Quarter ended:	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
FINANCIAL INCOME	**322.9**	**480.6**	**417.4**	**415.3**	**422.0**
- Interest on Cash and Due from Banks	2.0	5.9	11.6	9.4	11.6
- Interest on Loans to the Financial Sector	9.0	15.0	10.6	9.1	10.7
- Interest on Overdrafts	33.4	29.2	27.3	26.5	29.3
- Interest on Notes	127.1	205.7	155.7	141.3	151.5
- Interest on Mortgage Loans	55.1	49.1	47.6	49.4	46.7
- Interest on Pledge Loans	10.7	10.5	9.3	11.0	11.3
- Interest on Credit Card Loans	48.7	41.0	38.9	37.6	37.0
- Interest on Other Loans	41.0	39.3	44.1	45.9	39.9
- On Other Receivables Resulting from Financial Brokerage	10.2	16.9	11.4	9.9	10.0
- Net Income from Government and Corporate Securities	(53.4)	53.4	43.5	38.0	41.3
- Net Income from Guaranteed Loans-Decree 1387/01	32.4	0.0	0.0	0.0	0.0
- Other	6.7	14.6	17.4	37.2	32.7
FINANCIAL EXPENSES	**282.4**	**254.8**	**222.2**	**224.2**	**230.5**
- Interest on Demand Accounts Deposits	9.9	10.0	4.0	0.0	0.0
- Interest on Saving Accounts Deposits	3.0	3.0	5.0	6.1	5.6
- Interest on Time Deposits	175.3	160.5	138.4	130.9	134.8
- Interest on Loans from Financial Sector	2.8	1.8	0.6	1.4	0.3
- For other Liabilities from Financial Brokerage	46.8	44.8	47.7	57.6	60.4
- Other Interest	8.3	15.8	8.6	6.2	4.5
- Net Income from Government and Corporate Securities	13.8	0.0	0.0	0.0	0.0
- Net Income (loss) on Options	0.1	0.1	0.2	0.2	0.6
- Other	22.4	18.8	17.7	21.8	24.3
GROSS BROKERAGE MARGIN	**40.5**	**225.8**	**195.2**	**191.1**	**191.5**
PROVISIONS FOR LOAN LOSSES	**180.4**	**133.1**	**78.1**	**66.1**	**71.5**
INCOME FROM SERVICES, NET	**115.0**	**100.1**	**120.5**	**95.9**	**99.8**
ADMINISTRATIVE EXPENSES	**156.9**	**149.0**	**155.2**	**146.2**	**150.8**
- Personnel Expenses	75.7	76.6	80.8	77.7	78.1
- Directors' and Syndics' Fees	(1.4)	4.3	6.8	6.1	6.1
- Other Fees	4.2	2.7	1.0	1.5	3.5
- Advertising and Publicity	7.3	5.2	6.3	5.9	8.9
- Taxes	14.1	7.7	10.0	5.5	5.1
- Other Operating Expenses	45.5	40.9	39.8	39.5	39.2
- Other	11.5	11.6	10.5	10.0	9.9
MINORITY INTERESTS	**0.7**	**(0.6)**	**(1.0)**	**(1.1)**	**(0.3)**
INCOME FROM EQUITY INVESTMENTS	**2.5**	**(1.6)**	**7.9**	**4.4**	**2.9**
NET MISCELLANEOUS INCOME	**166.0**	**3.3**	**(1.6)**	**2.4**	**7.7**
INCOME TAX	**3.9**	**6.6**	**34.8**	**26.6**	**26.2**
NET INCOME	**(16.5)**	**38.3**	**52.9**	**53.8**	**53.1**

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art. 33 - Law 19550)

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of Pesos	
Six months ended at:	**12/31/01**	**12/31/00**
FINANCIAL INCOME	**803.5**	**820.0**
- Interest on Cash and Due from Banks	7.9	24.6
- Interest on Loans to the Financial Sector	24.0	18.7
- Interest on Overdrafts	62.6	59.1
- Interest on Notes	332.8	297.7
- Interest on Mortgage Loans	104.2	89.2
- Interest on Pledge Loans	21.2	23.4
- Interest on Credit Card Loans	89.7	74.6
- Interest on other Loans	80.3	71.3
- On Other Receivables Resulting from Financial Brokerage	27.1	19.8
- Net Income from Government and Corporate Securities	0.0	74.0
- Net Income from Guaranteed Loans-Decree 1387/01	32.4	0.0
- Other	21.3	67.6
FINANCIAL EXPENSES	**537.2**	**443.8**
- Interest on Demand Accounts Deposits	19.9	0.0
- Interest on Saving Accounts Deposits	6.0	11.6
- Interest on Time Deposits	335.8	254.1
- Interest on Loans from Financial Sector	4.6	0.6
- For other Liabilities from Financial Brokerage	91.6	119.7
- Other Interest	24.1	9.1
- Net Income from Government and Corporate Securities	13.8	0.0
- Net income (Loss) on Options	0.2	1.0
- Other	41.2	47.7
GROSS BROKERAGE MARGIN	**266.3**	**376.2**
PROVISIONS FOR LOAN LOSSES	**313.5**	**123.7**
INCOME FROM SERVICES, NET	**215.1**	**191.3**
ADMINISTRATIVE EXPENSES	**305.9**	**301.0**
- Personnel Expenses	152.3	155.6
- Directors' and Syndics' Fees	2.9	11.8
- Other Fees	6.9	7.4
- Advertising and Publicity	12.5	15.1
- Taxes	21.8	10.6
- Other Operating Expenses	86.4	79.0
- Other	23.1	21.5
MINORITY INTERESTS	**0.1**	**0.1**
INCOME FROM EQUITY INVESTMENTS	**0.9**	**(4.4)**
NET MISCELLANEOUS INCOME	**169.3**	**10.3**
INCOME TAX	**10.5**	**52.4**
NET INCOME	**21.8**	**96.4**

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art. 33 - Law 19550)

Grupo Financiero | **Galicia**

009

Buenos Aires, 9 de mayo de 2002.

COMISION NACIONAL
DE VALORES
9 MAY 02 13 22
RECIBIDO

A la
Comisión Nacional de Valores
Presente

De mi consideración:

Me dirijo a ustedes, con el objeto de remitirles, adjunto a la presente, un ejemplar original del Balance en inglés de Grupo Financiero Galicia S.A. al 31.12.2001, que será presentado a los inversores extranjeros.

Sin otro particular saludo a ustedes muy atentamente.



JORGE F. SCARINCI
Responsable Titular de
Relaciones con el Mercado

Grupo Financiero Galicia S.A.

Estados Contables
correspondientes a los ejercicios económicos
finalizados el 31 de diciembre de 2001 y 2000

Grupo Financiero Galicia S.A.

Indice

Estados Contables e Informe de los Auditores

Correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2001 y 2000

Informe de la Comisión Fiscalizadora

Correspondiente al ejercicio económico finalizado el 31 de diciembre de 2001

Ordenamiento establecido por la

Resolución General N° 368/2001 de la Comisión Nacional de Valores

Denominación: **Grupo Financiero Galicia S.A.**

Domicilio legal: Tte. Gral. Juan D. Perón Nº 456 - Piso 2º
Buenos Aires

Actividad principal: Financiera y de Inversión

Ejercicio Económico Nro. 3
Por el ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001,
comparativo con el ejercicio anterior.

FECHA DE INSCRIPCION EN EL REGISTRO PUBLICO DE COMERCIO

Del Estatuto: 30 de septiembre de 1999

Fecha de última modificación del Estatuto: 3 de julio de 2001

Inscripto en la I.G.J. bajo el número: 8.569

Número correlativo I.G.J.: 1.671.058

Fecha en que se cumple el plazo de vencimiento del Estatuto: 30 de junio de 2100

Denominación de la Sociedad Controlante: **EBA HOLDING S.A.**

Actividad principal: Financiera y de Inversión

Participación de la Sociedad Controlante sobre el Patrimonio al 31.12.01: 25,74 %

Porcentaje de votos de la Sociedad Controlante al 31.12.01: 63,42 %

COMPOSICION DEL CAPITAL al 31.12.01 (Notas a los Estados Contables 10 y 16) (cifras expresadas en miles de pesos)				
Acciones				
Cantidad	Tipo	Nº de votos que otorga cada una	Suscripto	Integrado
281.221.650	Ordinarias clase "A" de valor nominal 0,001	5	281.222	281.222
811.185.367	Ordinarias clase "B" de valor nominal 0,001	1	811.185	811.185
1.092.407.017			1.092.407	1.092.407

Inicialado a efectos de su identificación
con nuestro informe de fecha de 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA
C.P.C.E.C.A.B.A. Tº 1 Fº 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Información Contable Complementaria

Estado de Situación Patrimonial Consolidado

al 31 de diciembre de 2001 y 2000

(cifras expresadas en miles de pesos)

	31.12.01	31.12.00
ACTIVO		
A. DISPONIBILIDADES	**517.301**	**620.070**
-Efectivo	242.365	356.777
-Bancos y corresponsales	274.268	263.132
-Otras	668	161
B. TITULOS PUBLICOS Y PRIVADOS	**129.909**	**83.215**
-Tenencias en cuentas de inversión	-	4.581
-Tenencias para operaciones de compra-venta o intermediación	58.538	72.233
-Títulos públicos sin cotización	65.593	545
-Inversiones en títulos privados con cotización	5.894	5.972
-Previsiones	(116)	(116)
C. PRESTAMOS	**9.125.263**	**9.241.440**
-Al sector público no financiero	3.974.437	2.615.335
-Al sector financiero	86.607	508.924
-Al sector privado no financiero y residentes en el exterior	5.540.870	6.387.676
-Adelantos	368.076	439.336
-Documentos	1.764.903	2.245.759
-Hipotecarios	1.496.852	1.590.485
-Prendarios	382.069	397.457
-Personales	264.753	368.548
-Tarjetas de crédito	851.052	756.610
-Otros	260.182	476.576
-Intereses y diferencias de cotización devengados a cobrar	177.958	160.395
-Intereses documentados	(24.974)	(44.001)
-Cobros no aplicados	(1)	(3.489)
-Previsiones	(476.651)	(270.495)
D. OTROS CREDITOS POR INTERMEDIACION FINANCIERA	**1.739.634**	**5.859.087**
-Banco Central de la República Argentina	61.102	2.712.765
-Montos a cobrar por ventas contado a liquidar y a término	178.107	1.089.459
-Especies a recibir por compras contado a liquidar y a término	721.481	881.605
-Primas por opciones tomadas	71	558
-Obligaciones negociables sin cotización	81.018	111.773
-Otros no comprendidos en las normas de clasificación de deudores	608.207	579.752
-Otros comprendidos en las normas de clasificación de deudores	96.511	482.049
-Ints. deveng. a cobrar no comprendidos en las normas de clasificación de deudores	9	33
-Ints. deveng. a cobrar comprendidos en las normas de clasificación de deudores	591	11.506
-Previsiones	(7.463)	(10.413)

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria
Estado de Situación Patrimonial Consolidado

al 31 de diciembre de 2001 y 2000
(cifras expresadas en miles de pesos)

	31.12.01	31.12.00
E. BIENES DADOS EN LOCACION FINANCIERA	**44.237**	**17.151**
-Bienes dados en locación financiera	44.748	17.333
-Previsiones	(511)	(182)
F. PARTICIPACIONES EN OTRAS SOCIEDADES	**67.919**	**97.933**
-En entidades financieras	1.028	16.942
-Otras	82.133	90.602
-Previsiones	(15.242)	(9.611)
G. CREDITOS DIVERSOS	**381.481**	**299.465**
-Deudores por venta de bienes	740	12.461
-Accionistas	-	18
-Otros	405.808	297.451
-Intereses devengados a cobrar por deudores por venta de bienes	14	13
-Otros intereses devengados a cobrar	130	71
-Previsiones	(25.211)	(10.549)
H. BIENES DE USO	**283.324**	**263.855**
I. BIENES DIVERSOS	**105.879**	**81.636**
J. BIENES INTANGIBLES	**225.802**	**169.438**
-Llave de negocio	126.455	84.241
-Gastos de organización y desarrollo	99.347	85.197
K. PARTIDAS PENDIENTES DE IMPUTACION	**30.978**	**7.847**
TOTAL DEL ACTIVO	**12.651.727**	**16.741.137**

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora



HARTENECK, LÓPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria
Estado de Situación Patrimonial Consolidado
al 31 de diciembre de 2001 y 2000
(cifras expresadas en miles de pesos)

	31.12.01	31.12.00
PASIVO		
L. DEPOSITOS	**6.127.996**	**8.903.774**
-Sector público no financiero	11.528	9.448
-Sector financiero	17.614	3.848
-Sector privado no financiero y residentes en el exterior	6.098.854	8.890.478
-Cuentas corrientes	846.187	609.787
-Cajas de ahorro	1.470.678	1.271.849
-Plazos fijos	3.148.110	6.677.631
-Cuentas de inversión	80.598	11.150
-Otros	493.440	237.649
-Ints. y dif. de cotización devengados a pagar	59.841	82.412
M. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA	**4.781.860**	**6.228.896**
-Banco Central de la República Argentina	1.557.056	4.450
-Redescuentos para atender situaciones de iliquidez	1.234.000	-
-Otros	323.056	4.450
-Bancos y organismos internacionales	752.070	903.352
-Obligaciones negociables no subordinadas	839.177	1.222.100
-Montos a pagar por compras contado a liquidar y a término	636.893	853.899
-Especies a entregar por ventas contado a liquidar y a término	171.710	2.435.179
-Financiaciones recibidas de entidades financieras locales	159.859	162.802
-Otras	627.253	598.372
-Ints. y dif. de cotización devengados a pagar	37.842	48.742
N. OBLIGACIONES DIVERSAS	**169.797**	**152.179**
-Dividendos a pagar	214	4
-Honorarios	2.841	11.710
-Otras	166.737	140.453
-Ajuste e intereses devengados a pagar	5	12
O. PREVISIONES	**34.637**	**16.069**
P. PARTIDAS PENDIENTES DE IMPUTACION	**11.302**	**10.534**
PARTICIPACION DE TERCEROS EN ENTIDADES O EMPRESAS CONSOLIDADAS	**117.639**	**108.856**
TOTAL DEL PASIVO	**11.243.231**	**15.420.308**
PATRIMONIO NETO	**1.408.496**	**1.320.829**
TOTAL DEL PASIVO MAS PATRIMONIO NETO	**12.651.727**	**16.741.137**

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora



HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. J. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria
Cuentas de Orden Consolidadas

al 31 de diciembre de 2001 y 2000
(cifras expresadas en miles de pesos)

	31.12.01	31.12.00
DEUDORAS	**16.461.169**	**12.233.512**
CONTINGENTES	**12.698.951**	**6.172.916**
Creditos obtenidos (Saldos no utilizados)	2.500	2.448
Garantías recibidas	7.185.122	5.276.033
Cuentas contingentes deudoras por contra	5.511.329	894.435
DE CONTROL	**3.728.922**	**5.969.363**
Deudores clasificados irrecuperables	608.888	443.990
Otras	2.640.051	5.349.945
Cuentas de control deudoras por contra	479.983	175.428
DE DERIVADOS	**8.029**	**24.562**
Valor "nocional" de opciones de venta tomadas	3.527	12.281
Cuentas de derivados deudoras por contra	4.502	12.281
DE ACTIVIDAD FIDUCIARIA	**25.267**	**66.671**
Fondos en fideicomiso	25.267	66.671
ACREEDORAS	**16.461.169**	**12.233.512**
CONTINGENTES	**12.698.951**	**6.172.916**
Créditos acordados (Saldos no utilizados)	253.758	359.011
Garantías otorgadas al B.C.R.A.	4.320.391	531
Otras gtías. otorgadas comp. en las normas de clasificación de deudores	340.827	387.022
Otras gtías. otorgadas no comp. en las normas de clasificación de deudores	501.309	1.333
Otras comprendidas en las normas de clasificación de deudores	95.044	146.538
Cuentas contingentes acreedoras por contra	7.187.622	5.278.481
DE CONTROL	**3.728.922**	**5.969.363**
Valores por acreditar	479.891	175.374
Otras	92	54
Cuentas de control acreedoras por contra	3.248.939	5.793.935
DE DERIVADOS	**8.029**	**24.562**
Valor "nocional" de opciones de compras lanzadas	743	12.281
Valor "nocional" de opciones de ventas lanzadas	3.759	-
Cuentas de derivados acreedoras por contra	3.527	12.281
DE ACTIVIDAD FIDUCIARIA	**25.267**	**66.671**
Cuentas de actividad fiduciaria acreedoras por contra	25.267	66.671

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. J. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria

Estado de Resultados Consolidado

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

		31.12.01	31.12.00
A.	**INGRESOS FINANCIEROS**	**1.627.798**	**1.594.494**
	Intereses por disponibilidades	28.925	46.479
	Intereses por préstamos al sector financiero	43.727	40.480
	Intereses por adelantos	116.391	114.519
	Intereses por documentos	629.778	577.264
	Intereses por préstamos hipotecarios	201.239	166.205
	Intereses por préstamos prendarios	41.568	46.288
	Intereses por préstamos de tarjetas de crédito	166.310	171.487
	Intereses por otros préstamos	170.292	121.014
	Intereses por otros créditos por intermediación financiera	49.597	39.353
	Resultado neto de títulos públicos y privados	71.661	135.582
	Resultados por préstamos garantizados Decreto 1387/01	32.442	-
	Otros	75.868	135.823
B.	**EGRESOS FINANCIEROS**	**964.903**	**845.377**
	Intereses por depósitos en cuentas corrientes	23.967	-
	Intereses por depósitos en cajas de ahorro	16.927	23.699
	Intereses por depósitos en plazos fijos	599.752	483.782
	Intereses por financiaciones del sector financiero	7.183	3.073
	Intereses por otras obligaciones por intermediación financiera	196.893	223.397
	Otros intereses	38.847	16.982
	Resultado neto por opciones	518	2.498
	Otros	80.816	91.946
	MARGEN BRUTO DE INTERMEDIACION	**662.895**	**749.117**
C.	**CARGO POR INCOBRABILIDAD**	**457.695**	**254.646**
D.	**INGRESOS POR SERVICIOS**	**524.990**	**464.155**
	Vinculados con operaciones activas	149.637	98.440
	Vinculados con operaciones pasivas	119.289	112.126
	Otras comisiones	46.375	34.291
	Otros	209.689	219.298
E.	**EGRESOS POR SERVICIOS**	**97.162**	**88.112**
	Comisiones	47.515	43.391
	Otros	49.647	44.721

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94

Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria
Estado de Resultados Consolidado

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

		31.12.01	31.12.00
G.	**GASTOS DE ADMINISTRACION**	**621.744**	**614.000**
	Gastos en personal	317.510	307.188
	Honorarios a directores y síndicos	16.078	31.757
	Otros honorarios	11.457	15.243
	Propaganda y publicidad	24.748	32.600
	Impuestos	38.355	22.503
	Otros gastos operativos	169.387	160.154
	Otros	44.209	44.555
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**11.284**	**256.514**
	RESULTADO PARTICIPACION DE TERCEROS	**(10.056)**	**(51.017)**
H.	**UTILIDADES DIVERSAS**	**331.046**	**74.108**
	Resultado por participaciones permanentes	15.865	-
	Intereses punitorios	3.172	3.575
	Créditos recuperados y previsiones desafectadas	38.089	41.679
	Otras	273.920	28.854
I.	**PERDIDAS DIVERSAS**	**140.035**	**56.762**
	Resultado por participaciones permanentes	-	8.202
	Intereses punitorios y cargos a favor del B.C.R.A.	49	359
	Cargo por incobrab. de créditos diversos y por otras previsiones	37.898	12.209
	Otros	102.088	35.992
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**192.239**	**222.843**
K.	**IMPUESTO A LAS GANANCIAS**	**72.182**	**93.001**
	RESULTADO DEL EJERCICIO	**120.057**	**129.842**

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora



HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria

Estado de Origen y Aplicación de Fondos Consolidado

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

	31.12.01	31.12.00
Variaciones de fondos		
Disponibilidades al inicio del ejercicio	620.070	521.353
(Disminución) / Aumento de fondos	(102.769)	98.717
Disponibilidades al cierre del ejercicio	**517.301**	**620.070**
Causas de variación de fondos		
Ingresos financieros cobrados	1.589.428	1.566.837
Ingresos por servicios cobrados	524.574	464.155
Menos		
Egresos financieros pagados	(967.719)	(829.739)
Egresos por servicios pagados	(95.507)	(88.112)
Gastos de administración pagados	(552.961)	(555.925)
Fondos originados en las operaciones	**497.815**	**557.216**
Otras causas de orígenes de fondos		
Aumento neto de depósitos	-	795.224
Aumento neto de otras obligaciones por intermediación financiera	-	1.238.489
Disminución neta de títulos públicos y privados	-	560.178
Disminución neta de préstamos	507.349	-
Disminución neta de otros créditos por intermediación financiera	3.977.486	-
Aportes de capital	5.507	112
Otros orígenes de fondos	401.337	85.273
Total de orígenes de fondos	**4.891.679**	**2.679.276**
Otras causas de aplicaciones de fondos		
Aumento neto de títulos públicos y privados	(664.534)	-
Aumento neto de préstamos	-	(880.382)
Aumento neto de otros créditos por intermediación financiera	-	(1.914.589)
Aumento neto de otros activos	(397.807)	(162.738)
Disminución neta de depósitos	(2.718.661)	-
Disminución neta de otras obligaciones por intermediación financiera	(1.490.539)	-
Disminución neta de otros pasivos	(124.543)	(116.450)
Dividendos pagados en efectivo	(38.729)	(6.550)
Otras aplicaciones de fondos	(57.450)	(57.066)
Total de aplicaciones de fondos	**(5.492.263)**	**(3.137.775)**
(Disminución) / Aumento de fondos	**(102.769)**	**98.717**

Las Notas 1 a 22 que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. J. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Contable Complementaria
Notas a los Estados Contables Consolidados
Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

NOTA 1: CONTEXTO ECONOMICO ARGENTINO Y SU IMPACTO SOBRE LA POSICION ECONOMICA Y FINANCIERA DE LA SOCIEDAD CONSOLIDADA

Los hechos y circunstancias descriptos en la Nota 1 a los estados contables de Grupo Financiero Galicia S.A. también resultan aplicables a los presentes estados contables consolidados y, por lo tanto, se encuentran sujetos a idénticas restricciones a las señaladas en la mencionada nota.

NOTA 2: PRESENTACION DE LOS ESTADOS CONTABLES

Los estados contables consolidados se exponen de acuerdo con las disposiciones de la Comunicación "A" 3147 y complementarias del Banco Central de la República Argentina (B.C.R.A.) referidas al Régimen Informativo Contable para publicación trimestral/anual, con los lineamientos de la Resolución Técnica N° 8 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) y de acuerdo con lo dispuesto por la Resolución N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y por la Resolución General N° 392/02 de la Comisión Nacional de Valores.

NOTA 3: POLITICAS CONTABLES

Los estados contables consolidados han sido preparados conforme a las normas del B.C.R.A. y las Resoluciones Técnicas Nro. 4, 5, 6, 10 y 12 de la F.A.C.P.C.E., y en cumplimiento con lo dispuesto por la Resolución General N° 392/02 de la Comisión Nacional de Valores.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

A continuación se incluyen las políticas contables de mayor relevancia utilizadas en la preparación de los estados contables consolidados:

a. Consolidación de estados contables

Se han consolidado al 31 de diciembre de 2001, línea por línea, los estados de situación patrimonial, estados de resultados y de origen y aplicación de fondos de Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. y Sudamericana Holding S.A., mientras que al 31 de diciembre de 2000 se habían consolidado los estados contables de Banco de Galicia y Buenos Aires S.A. y Net Investment S.A..

Grupo Financiero Galicia S.A. ha obtenido el control de Banco de Galicia y Buenos Aires S.A. y Net Investment S.A. durante el trimestre finalizado el 30 de septiembre de 2000, mientras que el control de Galicia Warrants S.A. y Sudamericana Holding S.A. lo obtuvo durante el trimestre finalizado el 30 de septiembre de 2001.

La principal inversión de la Sociedad es su participación en Banco de Galicia y Buenos Aires S.A., una entidad financiera sujeta a las regulaciones del Banco Central de la República Argentina, por lo cual se han adoptado los lineamientos de exposición seguidos por Banco de Galicia y Buenos Aires S.A..

En el caso de Banco de Galicia y Buenos Aires S.A., se incluyen los saldos correspondientes a la gestión de sus filiales y subsidiarias del país y del exterior, que surgen de estados contables especiales, adaptados a las normas de valuación y exposición dispuestas por el B.C.R.A. y las normas contables profesionales vigentes en la República Argentina.
Los estados contables correspondientes a filiales y subsidiarias en el exterior, han sido emitidos originalmente en moneda extranjera y fueron convertidos a pesos de acuerdo a las normas que sobre el particular establece el B.C.R.A. y en concordancia con lo dispuesto en la Resolución Técnica Nro. 13 de la F.A.C.P.C.E..




Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

Los estados contables de Banco de Galicia y Buenos Aires S.A. correspondientes a la gestión en la República Argentina han sido ajustados por inflación hasta el 31 de agosto de 1995. A partir de esa fecha, de acuerdo con las disposiciones de los organismos de contralor, se ha discontinuado la reexpresión de los estados contables. Este criterio es aceptado por las normas profesionales en la medida en que la variación anual del índice de precios aplicable para la reexpresión no supere el 8% anual. La variación en dicho índice en los ejercicios cerrados a partir del 1° de septiembre de 1995 fue inferior al citado porcentaje.

b. Uniformidad de políticas contables

Las políticas contables aplicadas en los estados contables de Net Investment S.A., Galicia Warrants S.A. y Sudamericana Holding S.A., son similares a las de la sociedad controlante.

En el caso de Banco de Galicia y Buenos Aires S.A., se detallan a continuación los principales criterios de valuación:

b.1. - Activos y Pasivos en Moneda Extranjera

Valuados al tipo de cambio vendedor del Banco de la Nación Argentina vigente al cierre de las operaciones del último día hábil de cada ejercicio.

En el caso del dólar estadounidense, el tipo de cambio aplicado al 31 de diciembre de 2001 es de $ 1 por U$S 1 de acuerdo con la Resolución General N° 392/02 de la Comisión Nacional de Valores, la Comunicación "A" 3439 del B.C.R.A. y la Ley de Convertibilidad N° 23.938 vigente a la fecha de cierre de los presentes estados contables.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

b.2. - Existencias en Oro

Valuadas a la última cotización cierre vendedor de la onza troy registrada en el Mercado de Londres, en dólares estadounidenses, neta de los gastos directos estimados de venta.

Para la conversión a moneda local se aplicó el procedimiento indicado en el punto b.1..

b.3. - Títulos Públicos y Privados

b.3.a. - Títulos Públicos

I) Tenencias en cuentas de inversión:

Banco de Galicia y Buenos Aires S.A. ha participado con títulos públicos afectados a estas tenencias, de la operación de canje de deuda llevada a cabo por el Gobierno Nacional en los términos del Decreto 648/01 publicado el 17 de mayo de 2001, recibiendo a cambio Bonos Externos Globales de la República Argentina con vencimiento 2008 por valor nominal 915.911.630.

Desde el 1 de junio de 2001 y hasta el momento del canje mencionado en el pto. b.4., las tenencias en cuenta de inversión se registraron contablemente por su valor de costo, acrecentado hasta el vencimiento de cada servicio, en función a su tasa interna de retorno y del tiempo transcurrido desde su incorporación a esas cuentas. Este criterio fue dispuesto por el B.C.R.A. mediante comunicación "A" 3278 del 1 de junio de 2001.

Con ello se modificó el criterio vigente hasta esa fecha, por el cual las tenencias en cuentas de inversión se registraban por su valor de costo, acrecentado hasta el vencimiento en función del interés que surgiera del cupón correspondiente.

Este último, fue el criterio aplicado en el ejercicio anterior. Al 31 de diciembre de 2000 la aplicación del valor neto de realización a la posición en cuentas de inversión hubiera determinado una disminución en el activo y patrimonio neto de Banco de Galicia y Buenos Aires S.A. de $ 58.181 y una disminución en el resultado por el período de doce meses de $ 9.215.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

II) Tenencias para operaciones de compra-venta o intermediación:
Valuados de acuerdo al valor de cotización vigente para cada título al cierre del ejercicio más el valor de los cupones de amortización y renta vencidos a cobrar, neto de los gastos estimados de venta cuando corresponde.

III) Otros - Con cotización:
Valuados de acuerdo al valor de cotización según lo indicado en el punto II) precedente.

IV) Sin Cotización:
Valuados a su costo más las rentas devengadas hasta el cierre del ejercicio cuando corresponde.

b.3.b. - Títulos Privados con Cotización
Valuados al valor de cotización al cierre del ejercicio neto de gastos estimados de venta en caso de corresponder.

b.4. - Préstamos Garantizados
En el marco del Decreto 1387/01, Banco de Galicia y Buenos Aires S.A. ha participado en el canje de títulos de deuda pública nacional y de financiaciones instrumentadas bajo el Programa Pagaré/Bono por nuevas financiaciones denominadas "Préstamos Garantizados". Las principales diferencias entre los instrumentos recibidos en relación con los canjeados, consistieron en una extensión en el cronograma de amortización que, para títulos con vencimiento original hasta el 31 de diciembre de 2010, fue de 3 años y una disminución en la tasa de interés, fijándose esta última en el 70% de la tasa contractual, con un máximo del 7% anual para operaciones a tasa fija y de libor más 3% para los préstamos a tasa flotante. Como lo dispuso el art. 20 del mencionado decreto, la conversión se realizó a valor nominal a una relación de uno a uno y en la misma moneda en la que estaba expresada la obligación convertida.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

La diferencia positiva entre el valor de contabilización de los préstamos garantizados y el valor de libros al que se encontraban registrados los títulos objeto de canje, el B.C.R.A. dispuso, se registre en una cuenta regularizadora del activo, previéndose su imputación mensual a resultados en forma proporcional al plazo de cada uno de los préstamos garantizados recibidos.
Como resultado de la operación de canje mencionada precedentemente, Banco de Galicia y Buenos Aires S.A. ha recibido préstamos garantizados por la suma de $ 3.751.124 de los cuales se han registrado en el rubro Préstamos – Capitales $ 3.519.809, en concepto de aforos y pases $ 276.745 y en tanto que la diferencia positiva entre el valor de contabilización de los préstamos garantizados y el valor de libros al que se encontraban registrados los títulos objeto de canje, se registró en una cuenta regularizadora del activo por $ 45.430.

Adicionalmente, Sudamericana Holding S.A. también participó del canje de títulos de deuda pública nacional, según lo establecido por el Decreto 1387/01, con títulos que al 30 de septiembre de 2001 se encontraban registrados por $ 39.854 y cuya operación no generó resultados ya que dichos títulos se encontraban valuados según el criterio descripto para Banco de Galicia y Buenos Aires S.A. y de acuerdo con normas contables profesionales vigentes.

b.5. - Devengamiento de Ajustes, Intereses, Diferencias de Cotización, Primas de Futuro y Rentas Variables
En las operaciones en moneda extranjera y en aquellas en moneda local con cláusula de ajuste de capital hasta el 1° de abril de 1991, o en aquellas en que las tasas hayan sido concertadas previamente por un lapso total de vigencia no superior a 92 días, el devengamiento se ha realizado sobre la base de la distribución lineal de los mismos.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 3: (Continuación)

En las operaciones en moneda local cuyas tasas hayan sido pactadas por períodos mayores, los intereses se han devengado en forma exponencial.

A partir del mes de enero de 1997, Banco de Galicia y Buenos Aires S.A. ha recibido imposiciones con retribución variable de acuerdo con el régimen previsto en la Comunicación "A" 2482 del B.C.R.A.. La retribución fija de cada operación se devenga de acuerdo con lo señalado en el primer párrafo, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el fin de mes.

b.6. - Bienes Dados en Locación Financiera

Valuados a su valor de costo menos la amortización acumulada.

b.7. - Participaciones en Otras Sociedades

b.7.a. - En Entidades Financieras, Actividades Complementarias y Autorizadas

-Controladas

Del País:

Se han valuado de acuerdo con el método del valor patrimonial proporcional.

Del Exterior:

Su valor se ha establecido de acuerdo al método del valor patrimonial proporcional, en base a estados contables emitidos originalmente en moneda extranjera. Para la conversión a moneda local se aplicó el procedimiento indicado precedentemente para filiales y subsidiarias en el exterior. Los mismos responden a las normas que sobre el particular establece el B.C.R.A. y se hallan en concordancia con lo especificado por las normas contables profesionales.

NOTA 3: (Continuación)

-No controladas

Del País:

Se han valuado a su costo de adquisición ajustado hasta el 31 de agosto de 1995 por los importes originados hasta esa fecha. Los movimientos posteriores se encuentran valuados a moneda corriente del período al que corresponden, adicionándose además, los dividendos en acciones.

Del Exterior:

Registradas a su valor de costo más dividendos en acciones que se incorporan a su valor nominal.

Para la conversión a moneda local se aplicó el procedimiento indicado en el punto b.1..

b.7.b. - En Otras Sociedades

-No controladas

Del País:

Se han valuado a su costo de adquisición ajustado hasta el 31 de agosto de 1995 por los importes originados hasta esa fecha. Los movimientos posteriores se encuentran valuados a moneda corriente del período al que corresponden, adicionándose además, los dividendos en acciones.

Las inversiones en Net Investment S.A., Sudamericana Holding S.A. y Galicia Warrants S.A., se han valuado a su valor patrimonial proporcional. En el caso de Sudamericana Holding S.A. y Galicia Warrants S.A., la valuación se ha efectuado en base a estados contables preparados al 30 de septiembre de 2001 y al 31 de octubre de 2001, respectivamente.

Del Exterior:

Valuadas a su valor de costo más dividendos en acciones que se incorporan a su valor nominal.

Para la conversión a moneda local se aplicó el procedimiento indicado en el punto b.1..

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

b.8. - Bienes de Uso y Bienes Diversos

Se han valuado a su valor de costo, más el mayor valor correspondiente al revalúo técnico practicado en el año 1981, reexpresado según se explica en el punto a., menos las depreciaciones acumuladas.

La depreciación de los bienes se calcula sobre la vida útil estimada en meses computándose el mes de alta, no depreciándose en el de baja, siendo la vida útil estimada de no más de 600 meses para inmuebles, 120 meses para mobiliarios e instalaciones y no más de 60 meses para los bienes restantes.

El valor residual de los bienes en su conjunto, no supera su valor de utilización económica.

b.9. - Otros Bienes Diversos

Se valuaron a su valor de costo menos las correspondientes depreciaciones acumuladas.

Las altas anteriores al 31 de agosto de 1995 están reexpresadas según lo señalado en el punto a..

La depreciación de los bienes se calcula con idéntico criterio al señalado en el punto precedente.

b.10. - Bienes Intangibles

Se valuaron a su costo de adquisición menos las correspondientes amortizaciones acumuladas, calculadas proporcionalmente a los meses de vida útil estimados.

Las altas anteriores al 31 de agosto de 1995 se han reexpresado según lo señalado en el punto a..

La amortización se efectúa linealmente en cuotas mensuales iguales, siendo los plazos de amortización como máximo de 120 meses para "Llave de Negocios" y de no más de 60 meses para "Gastos de Organización y Desarrollo". Este último concepto en el ejercicio anterior, incluyó las sumas abonadas al personal por compensaciones e indemnizaciones con motivo de la adecuación de la estructura de recursos humanos, conforme a las condiciones señaladas por el B.C.R.A. en Comunicación "A" 1879 y complementarias, Resolución Nro. 92/96 y Resolución Nro. 376/96.




(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

b.11. - Previsión por Riesgo de Incobrabilidad y por Compromisos Eventuales

Se han constituido teniendo en cuenta el riesgo de incobrabilidad, estimado en relación con la asistencia crediticia de Banco de Galicia y Buenos Aires S.A., el que resulta de la evaluación del grado de cumplimiento de los deudores, su situación económico financiera y las garantías que respaldan las respectivas operaciones, teniendo en cuenta las disposiciones de la Comunicación "A" 2216 y complementarias del B.C.R.A..

Adicionalmente, teniendo en cuenta las recientes medidas económicas señaladas en la Nota 1 a los presentes estados contables, que han impactado significativamente en la situación económica y financiera de los clientes de Banco de Galicia y Buenos Aires S.A., previendo posibles incumplimientos se ha decidido constituir al 31 de diciembre de 2001, previsiones adicionales por $ 39.076, según lo señalado en la Nota 6.

Cabe mencionar que el B.C.R.A. dispuso mediante la Comunicación "A" 3418 incrementar en 31 días adicionales, el plazo admitido de mora para la permanencia en las categorías normal y riesgo potencial/cumplimiento inadecuado.

b.12. - Patrimonio Neto

Las cuentas integrantes del Patrimonio Neto se encuentran reexpresadas de acuerdo a lo señalado en el punto a., excepto "Capital Social" y "Aportes no Capitalizados" que se han mantenido a sus valores de origen. El ajuste derivado de la reexpresión de dichas cuentas hasta el 31 de agosto de 1995 por los aportes recibidos antes de esa fecha, se exponen en el rubro "Ajuste al Patrimonio".

Los resultados por el período de doce meses se encuentran expresados en moneda corriente del período al que corresponden con excepción de los cargos por activos consumidos (depreciación de bienes de uso y diversos y amortización de bienes intangibles) que se determinaron en función de los valores de dichos activos.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 3: (Continuación)

b.13. - Impuesto a las Ganancias e Impuesto a la Ganancia Mínima Presunta

La pérdida correspondiente a la tenencia de títulos públicos nacionales que fueron objeto de la conversión de deuda pública por préstamos garantizados, según establece el Decreto N° 1505/01 del poder ejecutivo, ha originado, al 31 de diciembre de 2001, para Banco de Galicia y Buenos Aires un quebranto impositivo.

Asimismo, se procedió a desafectar el saldo total del impuesto provisionado como consecuencia de las diferencias entre los resultados contables e impositivos originados en la valuación de la cartera de títulos públicos para inversión, ya que los resultados que originaban este cargo adicional han quedado exentos del impuesto de acuerdo con lo establecido en el mecionado Decreto 1505/01 (Ver Nota 6).

A pesar de haber determinado quebranto impositivo en el impuesto a las ganancias, subsiste la obligación de ingresar el impuesto a la ganancia mínima presunta.

No obstante ello, no se ha efectuado cargo alguno a cuentas de resultados por este impuesto debido a que los montos que en definitiva se abonen resultan computables, hasta su agotamiento, como pago a cuenta del impuesto a las ganancias, que se determine en los diez ejercicios siguientes al de su ingreso.

b.14. - Indemnizaciones por Despido

Banco de Galicia y Buenos Aires S.A. imputa directamente a gastos las indemnizaciones abonadas, excepto las originadas en la adecuación de la estructura de recursos humanos, las cuales han sido activadas en la cuenta "Bienes Intangibles" según lo señalado en el pto. b.10. precedente.

Los montos que eventualmente correspondería abonar por juicios de índole laboral se hallan previsionados en el rubro "Pasivo - Previsiones Indemnizaciones por Despido".

Asimismo, al 31 de diciembre de 2001, el riesgo máximo por despido al personal asciende aproximadamente a la suma de $ 86.251. Al cierre del período equivalente del ejercicio anterior el total por dicho concepto ascendió a $ 85.452.




Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 4: INFORMACION BASICA SOBRE LAS SOCIEDADES CONTROLADAS CONSOLIDADAS

La información básica relativa a las sociedades controladas se expone en la Nota 13 y en el Anexo C a los estados contables de Grupo Financiero Galicia S.A..

Con respecto a Net Investment S.A., Galicia Warrants S.A. y Sudamericana Holding S.A., Grupo Financiero Galicia S.A. posee en forma directa el 87,50% del capital social y de los votos de cada una de las sociedades y su controlada Banco de Galicia y Buenos Aires S.A. posee el 12,50% restante, de dichas sociedades.

Los estados contables de Net Investment S.A., han sido adaptados a igual período de tiempo que los estados contables de Grupo Financiero Galicia S.A., con fines de consolidación. Los mismos se encuentran a su vez consolidados línea por línea del estado de situación patrimonial, estados de resultados y de origen y aplicación de fondos de la Sociedad, con el estado de situación patrimonial, estados de resultados y de origen y aplicación de fondos de B2Agro S.A. y Net Investment B.V.. Al 31 de diciembre de 2001, Net Investment S.A. poseía los siguientes porcentajes de tenencia:

SOCIEDAD EMISORA	% CAPITAL	% VOTOS
B2Agro S.A.	93,75	93,75
Net Investment B.V.	100	100

Los estados contables de Sudamericana Holding S.A., han sido adaptados a un período de nueve meses al 30 de septiembre de 2001, con fines de consolidación. Los mismos se encuentran a su vez consolidados línea por línea del estado de situación patrimonial, estados de resultados y de origen y aplicación de fondos de la Sociedad, con el estado de situación patrimonial, estados de resultados y de origen y aplicación de fondos de Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.), Hartford Salud S.A., Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cía. de Seguros S.A. y Galicia Vida Cía. de Seguros S.A.. Al 30 de septiembre de 2001, Sudamericana Holding S.A. poseía los siguientes porcentajes de tenencia:

Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 4: (Continuación)

SOCIEDAD EMISORA	% CAPITAL	% VOTOS
Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.)	99,99	99,99
Hartford Salud S.A.	99,99	99,99
Instituto de Salta Seguros de Vida S.A.	90,00	90,00
Galicia Retiro Cía. de Seguros S.A.	99,99	99,99
Galicia Vida Cía. de Seguros S.A.	99,99	99,99

Los estados contables consolidados de Banco de Galicia y Buenos Aires S.A. al 31 de diciembre de 2001 y 2000, han sido adaptados a igual período de tiempo que los estados contables de Grupo Financiero Galicia S.A., con fines de consolidación, e incluyen los activos, pasivos y resultados de las sociedades controladas que se detallan a continuación:

al 31 de diciembre de 2001				
SOCIEDAD EMISORA	ACCIONES		PARTICIPACION PORCENTUAL SOBRE	
	TIPO	CANTIDAD	CAPITAL TOTAL	VOTOS POSIBLES
BANCO GALICIA URUGUAY S.A.	ordinarias	13.375	100,00	100,00
GALICIA CAPITAL MARKETS S.A.	ord. esc.	99.990	99,99	99,99
GALICIA FACTORING Y LEASING S.A.	ord. esc.	1.889.700	99,98	99,98
AGRO GALICIA S.A.	ord. esc.	247.500	99,00	99,00
GALICIA VALORES S.A. SOC. DE BOLSA	ord. esc.	999.996	99,99	99,99
GALICIA Y BS. AS. SECURITIES (UK) LTD.	ordinarias	500.000	100,00	100,00

al 31 de diciembre de 2000				
SOCIEDAD EMISORA	ACCIONES		PARTICIPACION PORCENTUAL SOBRE	
	TIPO	CANTIDAD	CAPITAL TOTAL	VOTOS POSIBLES
BANCO GALICIA URUGUAY S.A.	ordinarias	13.375	100,00	100,00
GALICIA CAPITAL MARKETS S.A.	ord. esc.	99.990	99,99	99,99
GALICIA FACTORING Y LEASING S.A.	ord. esc.	1.889.700	99,98	99,98
AGRO GALICIA S.A.	ord. esc.	247.500	99,00	99,00
GALICIA VALORES S.A. SOC. DE BOLSA	ord. esc.	999.996	99,99	99,99
GALICIA Y BS. AS. SECURITIES (UK) LTD.	ordinarias	500.000	100,00	100,00

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 4: (Continuación)

al 31 de diciembre de 2001				
SOCIEDAD EMISORA	ACTIVO	PASIVO	PATRIMONIO NETO	RESULTADOS (*)
BANCO GALICIA URUGUAY S.A.	2.180.944	1.949.703	231.241	44.217
GALICIA CAPITAL MARKETS S.A.	29.425	21.405	8.020	3.373
GALICIA FACTORING Y LEASING S.A.	4.185	705	3.480	676
AGRO GALICIA S.A.	478	123	355	32
GALICIA VALORES S.A. SOC. DE BOLSA	6.335	2.431	3.904	647
GALICIA Y BS. AS. SECURITIES (UK) LTD.	1.621	274	1.347	357

(*) correspondientes al período de 12 meses finalizado el 31 de diciembre de 2001.

al 31 de diciembre de 2000				
SOCIEDAD EMISORA	ACTIVO	PASIVO	PATRIMONIO NETO	RESULTADOS (**)
BANCO GALICIA URUGUAY S.A.	2.260.835	2.073.811	187.024	38.188
GALICIA CAPITAL MARKETS S.A.	22.241	12.594	9.647	7.940
GALICIA FACTORING Y LEASING S.A.	3.147	344	2.803	359
AGRO GALICIA S.A.	1.063	740	323	43
GALICIA VALORES S.A. SOC. DE BOLSA	5.635	2.378	3.257	366
GALICIA Y BS. AS. SECURITIES (UK) LTD.	1.133	142	991	88

(**) correspondientes al período de 12 meses finalizado el 31 de diciembre de 2000.

Los Estados Contables de las sociedades controladas han sido adaptados a las normas de valuación y exposición del B.C.R.A..

En el caso particular de Banco Galicia Uruguay S.A., los estados contables incluyen los saldos consolidados línea por línea del balance especial, estados de resultados y de origen y aplicación de fondos de la Sociedad, con el balance especial, estados de resultados y de origen y aplicación de fondos de Banco de Galicia (Cayman) Limited, cuyo capital accionario es controlado en un 65,3405% por Banco Galicia Uruguay S.A. y el 34,6595% restante pertenece a Banco de Galicia y Buenos Aires S.A.. Asimismo, estos últimos estados contables han sido consolidados con los correspondientes a Tarjetas Regionales S.A. y a Galicia Pension Fund Limited, de las cuales Banco de Galicia (Cayman) Limited es tenedora del 99,7% y 100%, respectivamente.

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
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Luis O. Oddone
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(cifras expresadas en miles de pesos)

NOTA 4: (Continuación)

A su vez Galicia Pension Fund Limited consolida sus estados contables con los de Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión a partir del 1° de enero de 2000, cuyo capital accionario es controlado en un 99,985%.

Los estados contables de Tarjetas Regionales S.A. al 31 de diciembre de 2001, utilizados con fines de consolidación, se encuentran a su vez consolidados línea por línea con los estados contables de Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. y Tarjetas del Mar S.A., cuyos capitales accionarios son controlados por Tarjetas Regionales S.A.. Al 31 de diciembre de 2000 se consolidaron adicionalmente los estados contables de Tarjetas del Sur S.A.. Los porcentajes de tenencia al 31 de diciembre de 2001 y 2000 son los siguientes:

a) En forma directa:

Sociedad	31.12.01	31.12.00
Tarjetas Cuyanas S.A.	60%	60%
Tarjetas del Mar S.A.	50%	50%
Tarjeta Naranja S.A.	80%	80%
Tarjeta Comfiar S.A.	60%	60%
Tarjetas del Sur S.A.	-	60%

b) En forma indirecta a través de su controlada Tarjeta Naranja S.A.:

Sociedad	31.12.01	31.12.00
Tarjeta Comfiar S.A.	32%	32%
Tarjetas del Sur S.A.	-	32%

Los estados contables de Tarjeta Naranja S.A. han sido a su vez consolidados en ambos períodos con los estados contables de Cobranzas Regionales S.A., sociedad de la que posee el 66,4% de las acciones con derecho a voto.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
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Luis O. Oddone
Síndico
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(cifras expresadas en miles de pesos)

NOTA 4: (Continuación)

Asimismo, Tarjeta Comfiar S.A. y Tarjetas Cuyanas S.A. participan en el 21,3% y el 12,3% del capital social y de los votos, respectivamente.

Con fecha 29 de marzo de 2001, se suscribió un acuerdo de fusión entre Tarjeta Naranja S.A. (la "Absorbente") y Tarjetas del Sur S.A. (la "Absorbida"), por el cual se fusionaron la totalidad de los activos, pasivos y patrimonio neto de Tarjetas del Sur S.A. con los correspondientes a Tarjeta Naranja S.A.. La incorporación se realizó por los valores de libros de la absorbida.
Con motivo de la fusión el capital social de Tarjeta Naranja S.A. se incrementó en $ 6.600, por lo que el nuevo capital social es de $ 18.600.

Con fines de consolidación, para las sociedades administradoras de las tarjetas mencionadas, se han utilizado los estados contables al 31 de diciembre de 2001 y al 30 de noviembre de 2000.

Con relación a Galicia Capital Markets S.A., los estados contables incluyen los saldos consolidados línea por línea del balance general, estados de resultados y de origen y aplicación de fondos de la Sociedad con el balance general, estados de resultados y de origen y aplicación de fondos de Galicia Advent Corporation Limited, cuyo capital accionario es controlado en un 57,89% por dicha sociedad y Galicia Equity Analysis S.A., cuyo capital accionario es controlado en un 99%.

NOTA 5: **PARTICIPACION DE TERCEROS EN ENTIDADES O EMPRESAS CONSOLIDADAS**

La porción del Patrimonio Neto de las sociedades controladas de propiedad de terceros, se expone en el Estado de Situación Patrimonial en el rubro "Participación de terceros en entidades o empresas consolidadas".

Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
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(cifras expresadas en miles de pesos)

NOTA 5: (Continuación)

El resultado de la participación minoritaria se expone en el Estado de Resultados en el rubro "Resultado participación de terceros".

Los porcentajes de participación minoritaria, al 31 de diciembre de 2001 y 2000, son los siguientes:

Sociedad	31.12.01	31.12.00
Banco de Galicia y Bs. As. S.A.	6,41446%	6,60984%
Net Investment S.A.	0,80181%	0,82623%
Sudamericana Holding S.A.	0,80175%	-
Galicia Warrants S.A.	0,80181%	-
B2Agro S.A.	7,00169%	16,66667%
Net Investment B.V.	0,80181%	-
BtoB Comercial S.A.	-	0,82595%
Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.)	0,80175%	-
Hartford Salud S.A.	0,81002%	-
Instituto de Salta Seguros de Vida S.A.	10,72158%	-
Galicia Retiro Cía. de Seguros S.A.	0,80175%	-
Galicia Vida Cía. de Seguros S.A.	0,80175%	-

En el caso de Banco de Galicia y Buenos Aires S.A., los porcentajes de participación minoritaria son los siguientes:

Sociedad	31.12.01	31.12.00
Galicia Valores S.A. Sociedad de Bolsa	0,01%	0,01%
Galicia Capital Markets S.A.	0,01%	0,01%
Galicia Factoring y Leasing S.A.	0,02%	0,02%
Galicia Administradora de Fondos S.A. Soc. Gerente	0,015%	0,015%
Agro Galicia S.A.	1,00%	1,00%
Tarjeta Comfiar S.A.	8,00%	8,00%
Tarjetas Cuyanas S.A.	40,00%	40,00%
Tarjetas del Mar S.A.	50,00%	50,00%
Tarjeta Naranja S.A.	20,00%	20,00%
Tarjetas del Sur S.A.	-	8,00%
Galicia Advent Corporation Limited	42,11%	42,11%
Galicia Equity Analysis S.A.	1,00%	1,00%
Cobranzas Regionales S.A.	19,904%	19,904%




Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

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NOTA 6: RESULTADOS EXTRAORDINARIOS

En el mes de noviembre de 2001, Banco de Galicia y Buenos Aires S.A. canceló en forma anticipada notas estructuradas, el resultado obtenido a causa de esta operación ascendió, en Banco de Galicia y Buenos Aires S.A., a $ 22.924 (pérdida).
Como consecuencia de lo mencionado en la Nota 3 punto b.13. se desafectó el saldo total del impuesto provisionado como consecuencia de las diferencias entre los resultados contables e impositivos originados en la valuación de la cartera de títulos públicos para inversión, originándose una ganancia extraordinaria para Banco de Galicia y Buenos Aires S.A. de $ 62.000.
Asimismo, teniendo en cuenta la situación económica del país, descripta en la Nota 1 a los presentes estados contables, que puede afectar el grado de recupero de la cartera activa, Banco de Galicia y Buenos Aires S.A. constituyó una previsión adicional por riesgo de incobrabilidad por $ 39.076.

NOTA 7: BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 31 de diciembre de 2001 existen restricciones para la libre disponibilidad de los siguientes activos de Banco de Galicia y Buenos Aires S.A., correspondientes a sus casas ubicadas en el país:

a. Fondos y Títulos Públicos
Se han depositado en garantía a favor de terceros por operaciones propias por $ 4.902. Asimismo, se han depositado $ 279.984 para garantizar las operaciones de pases pasivos con bancos residentes en el exterior, según lo establecido en las Comunicaciones "A" 2630 y "A" 2479 del B.C.R.A..

En el marco del Decreto Nro. 979/2001 del Poder Ejecutivo Nacional, Banco de Galicia y Buenos Aires S.A. ha participado en el adelanto de fondos al Estado Nacional a cuenta de obligaciones tributarias recibiendo a cambio Certificados de Crédito Fiscal por un valor de miles de U$S 53.006, los que se hallan registrados en Títulos Públicos.
Los mismos podrán aplicarse para cancelar obligaciones tributarias, en las condiciones señaladas en el Decreto mencionado, a partir de enero de 2003.

Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
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NOTA 7: (Continuación)

b. Garantía Fideicomisos Financieros Galtrust II, III, IV y V

Se han depositado en garantía por los contratos de Fideicomisos Financieros Galtrust II, III, IV y V - Letras Hipotecarias, $ 3.406 en concepto de monto mínimo inicial de las inversiones de reserva según contratos de fecha 17 de diciembre de 2001.

c. Cuentas Especiales de Garantías

Se han abierto cuentas especiales de garantías en el B.C.R.A. por las operatorias vinculadas con las cámaras electrónicas de compensación, cheques cancelatorios y otras asimilables que al 31 de diciembre de 2001 ascendió a $ 60.306.

d. Depósitos a favor del B.C.R.A.

Constituidos conforme a las siguientes disposiciones del B.C.R.A.:

- Comunicación "A" 1190	$	533
- Comunicación "A" 2923	$	1.224

e. Fondo de Liquidez Bancaria

Al 31 de diciembre de 2001, Banco de Galicia y Buenos Aires S.A. ha otorgado garantías por miles de U$S 500.000, por la asistencia recibida aplicable al Fondo de Liquidez Bancaria.

f. Garantías otorgadas al B.C.R.A.

Al 31 de diciembre de 2001, Banco de Galicia y Buenos Aires S.A ha afectado préstamos al sector público en garantía a favor del B.C.R.A. por adelantos recibidos para atender situaciones transitorias de iliquidez por la suma de $ 4.320.391.

g. Participaciones en Otras Sociedades

Se ha constituido una prenda en primer grado sobre la totalidad de la tenencia de acciones de Correo Argentino S.A., a favor de la Corporación Financiera Internacional, del Banco Interamericano de Desarrollo y de un sindicato de entidades locales en garantía de las financiaciones otorgadas a dicha empresa.




Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
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Luis O. Oddone
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(cifras expresadas en miles de pesos)

NOTA 7: (Continuación)

Esta operación fue autorizada por el B.C.R.A. mediante Resolución N° 408 del 9 de septiembre de 1999.

En el caso que se determinara la existencia de un déficit de fondos de acuerdo al contrato oportunamente firmado, Banco de Galicia y Buenos Aires S.A. y el accionista mayoritario de Correo Argentino S.A. deberían mantener indemnes a los acreedores financieros. La existencia de un déficit en los términos del contrato debería ser notificada a Banco de Galicia y Buenos Aires S.A. y a Socma Americana S.A.. A la fecha de los presentes estados contables Banco de Galicia y Buenos Aires S.A. no ha recibido requerimiento alguno por este concepto.

Asimismo, el rubro "Participaciones en Otras Sociedades" incluye acciones cuya transferibilidad está sujeta a la aprobación de las autoridades nacionales o provinciales según corresponda, de acuerdo a los términos de los contratos de concesión oportunamente firmados:

- Aguas Argentinas S.A.: 3.236.879 acciones escriturales clase F y 522.887 acciones escriturales clase E.
- Aguas Provinciales de Santa Fe S.A.: 3.600.000 acciones escriturales clase F y 62.500 acciones escriturales clase D.
- Inversora Diamante S.A.: 1.606.117 acciones ordinarias escriturales intransferibles.
- Inversora Nihuiles S.A.: 1.184.093 acciones ordinarias escriturales intransferibles.
- Electrigal S.A.: 1.222.406,50 acciones ordinarias nominativas no endosables intransferibles.
- Aguas Cordobesas S.A.: 900.000 acciones ordinarias clase E.
- Correo Argentino S.A.: 12.462.021 acciones ordinarias clase B intransferibles.

Asimismo, Banco de Galicia y Buenos Aires S.A. en su calidad de accionista de las empresas concesionarias del servicio de agua potable, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. y Aguas Cordobesas S.A., ha comprometido, al igual que los demás socios, la provisión de apoyo financiero, en el caso de que las sociedades mencionadas no pudieran hacer frente los compromisos que han asumido con organismos financieros internacionales.





Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
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(cifras expresadas en miles de pesos)

NOTA 7: (Continuación)

A la fecha de los presentes estados contables, no se ha recibido requerimiento alguno por estos conceptos.

Por otra parte, de los bienes correspondientes a las filiales en el exterior, se han afectado letras de agencia del gobierno y certificados de depósito por $ 29.056 a cumplimentar exigencias de la autoridad de contralor del país donde operan, que restringen su disponibilidad.
Al cierre del período equivalente del ejercicio anterior, el total de bienes de disponibilidad restringida por los conceptos señalados, ascendió a $ 256.123.

Adicionalmente, al 31 de diciembre de 2001 y 2000 existen restricciones para la libre disponibilidad de los siguientes activos existentes en las sociedades controladas por Banco de Galicia y Buenos Aires S.A. y sujetas a consolidación:

a. Galicia Valores S.A. Sociedad de Bolsa:
Al 31 de diciembre de 2001 la Sociedad mantiene tres acciones del Mercado de Valores de Buenos Aires S.A. afectadas a garantizar un seguro sobre las operaciones efectuadas por la misma por $ 1.050.
Al cierre del período equivalente del ejercicio anterior, el total de bienes de disponibilidad restringida ascendía a $ 945.

b. Agro Galicia S.A.:
Al 31 de diciembre de 2001 la Sociedad mantiene una acción del Mercado a Término de Buenos Aires S.A. afectada a garantizar un seguro sobre operaciones efectuadas por la misma por $ 36.
A esa misma fecha, la Sociedad posee un certificado de depósito a plazo fijo por miles de U$S 12, entregado al Mercado a Término de Rosario S.A., para garantizar la operatoria en el mismo.
Los certificados de depósito a plazo fijo otorgados en garantía de operaciones al Mercado a Término de Buenos Aires S.A. ascienden a la suma de $ 165, mientras que los certificados de depósito a plazo fijo otorgados en garantía de las operaciones vigentes en el Mercado a Término de Rosario S.A. asciende a $ 1.

(cifras expresadas en miles de pesos)

NOTA 7: (Continuación)

Asimismo, los avales de terceros otorgados en garantía de las operaciones al Mercado a Término de Buenos Aires S.A. ascienden a $ 681.
Al cierre del periodo equivalente del ejercicio anterior, el total de bienes de disponibilidad restringida ascendía a $ 621.

c. Banco Galicia Uruguay S.A.:
Al 31 de diciembre de 2001 y 2000, la Sociedad ha constituído garantías frente a terceros por miles de U$S 259 y U$S 388 respectivamente, debido a bienes tomados en arrendamiento financiero.

d. Tarjeta Naranja S.A.:
Al 30 de noviembre de 2000, los créditos otorgados en garantía por la sociedad Tarjeta Naranja S.A. ascendían a la suma de $ 1.505 con motivo de los contratos celebrados con los Fideicomisos Financieros detallados en Nota 10.

NOTA 8: **ACTIVIDADES FIDUCIARIAS**

A efectos de garantizar obligaciones emergentes de contratos, las partes intervinientes han acordado entregar a Banco de Galicia y Buenos Aires S.A. en propiedad fiduciaria sumas para ser invertidas en depósitos a plazo fijo, según el siguiente detalle:

1) Por obligaciones emergentes del convenio de compra-venta de acciones de Freddo S.A.I.C.I. y A. por miles de U$S 1.667.
2) A fin de garantizar el cumplimiento de obligaciones emergentes de compra-venta de acciones de Musimundo S.A. por miles de U$S 21.328.
3) Por obligaciones emergentes del convenio de compra-venta de acciones de Gasparini Gianni y otros, compradores y vendedores han acordado entregar a Banco de Galicia y Buenos Aires S.A. en propiedad fiduciaria la suma de miles de U$S 1.980.
4) Por obligaciones emergentes del convenio de compra-venta de acciones de Menipal S.A. por miles de U$S 228.




Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 8: (Continuación)

5) Por obligaciones emergentes de compra-venta de acciones de Service Corporation International Argentina S.R.L. por miles de U$S 26.
6) A fin de garantizar el cumplimiento de obligaciones emergentes del contrato de fideicomiso de Eduardo Sumic y Ericides Ciani por miles de U$S 39.

Las sumas serán liberadas a su vencimiento o al recibir las instrucciones conforme a lo establecido en los pertinentes contratos.

NOTA 9: OBLIGACIONES NEGOCIABLES Y OTROS TITULOS DE DEUDA

a) Banco de Galicia y Buenos Aires S.A. - Obligaciones Negociables Simples

a.1) Al 31 de diciembre de 2001, Banco de Galicia y Buenos Aires S.A., mantiene vigente obligaciones negociables según el siguiente detalle:

FECHA EMISION	VALOR NOMINAL (en miles)	PLAZO	TASA	EMISION AUTORIZADA COM. NAC. VALORES
08.11.93	200.000	10 años	9,00 %	08.10.93

a.2) Dentro del programa global para la emisión de obligaciones negociables simples dispuesto por la Asamblea General de Accionistas celebrada el 3 de marzo de 1993, se mantiene vigente al 31 de diciembre de 2001 la siguiente emisión:

FECHA EMISION	VALOR NOMINAL (en miles)	PLAZO	TASA	EMISION AUTORIZADA COM. NAC. VALORES
07.08.97	150.000	1.825 días	(1)	02.08.93 y 20.12.94

(1) En las fechas de pago de intereses que caigan en agosto de 2001 o con anterioridad: Libor más 1,625%.

Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 9: (Continuación)

a.3) La Asamblea General de Accionistas celebrada el 30 de septiembre de 1997 autorizó la creación de un programa global por un monto total máximo del equivalente a miles de U$S 500.000.

Al 31 de diciembre de 2001, Banco de Galicia y Buenos Aires S.A. mantiene vigente las siguientes emisiones de obligaciones negociables a corto plazo:

FECHA EMISION	VALOR NOMINAL (en miles)	PLAZO	TASA	EMISION AUTORIZADA COM. NAC. VALORES
24.09.01	125.000	151 días	2,57%	19.02.98
22.10.01	62.500	123 días	2,35%	19.02.98
21.11.01	62.500	92 días	2,14%	19.02.98

a.4) La Asamblea General de Accionistas celebrada el 30 de septiembre de 1997 autorizó la creación de un programa global por un monto total máximo equivalente a miles de U$S 1.000.000 para la emisión de obligaciones negociables simples, no convertibles en acciones, que podrán ser emitidas en pesos o en dólares estadounidenses u otras monedas.
Al 31 de diciembre de 2001, Banco de Galicia y Buenos Aires S.A. mantiene dentro del programa mencionado, vigente las siguientes emisiones de obligaciones negociables a corto y mediano plazo:

FECHA EMISION	VALOR NOMINAL (en miles)	PLAZO	TASA	EMISION AUTORIZADA COM. NAC. VALORES
20.12.00	44.444(*)	1.825 días	Libor más 2%	22.04.98
11.06.01	10.667(*)	1.653 días	Libor más 2%	22.04.98

(*) Con fecha 20 de diciembre de 2001 se amortizó la primer cuota siendo de valor nominal $ 5.556 y $ 1.333, respectivamente.

La Asamblea General de Accionistas celebrada el 26 de septiembre de 2001 ratificó las facultades oportunamente concedidas al Directorio en relación a los programas señalados en a.3) y a.4) precedentes.

Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 9: (Continuación)

a.5) La Asamblea General de Accionistas celebrada el 26 de septiembre de 2001 aprobó la emisión de obligaciones negociables, subordinadas, convertibles en acciones ordinarias, escriturales, categoría "B", de valor nominal $ 0,001 cada una, de un voto por acción y por un monto total máximo equivalente a miles de U$S 200.000.

La mencionada Asamblea delegó en el Directorio la determinación de las condiciones de emisión, incluyendo el monto o la época de emisión. El Directorio a la fecha no ha resuelto la emisión.

b) Adicionalmente, la filial Nueva York ha lanzado un programa de títulos de deuda de mediano plazo por hasta miles de U$S 500.000 de los cuales al cierre del ejercicio, se encuentran vigentes miles de U$S 200.000.

El importe en concepto de capitales e intereses de las obligaciones negociables al 31 de diciembre de 2001 y 2000, neto de descuentos asciende a $ 658.653 y $ 1.117.741, respectivamente, y se aplicó de acuerdo con lo dispuesto por la Comunicación "A" 1907 del Banco Central de la República Argentina, a financiar empresas locales para inversiones en activos físicos en el país, integración de capital de trabajo o refinanciación de pasivos, otorgamiento de préstamos personales e hipotecarios para financiar la construcción de viviendas, inversiones en el capital social de empresas locales y otros destinos previstos en la citada comunicación.

c) Sociedades controladas por Banco de Galicia y Buenos Aires S.A. – Emisión de obligaciones negociables y otros títulos de deuda

Adicionalmente a Banco de Galicia y Buenos Aires S.A., las sociedades consolidadas registran las siguientes emisiones:

NOTA 9: (Continuación)

SOCIEDAD EMISORA	FECHA EMISION	VALOR NOMINAL (en miles)	PLAZO	TASA	SERIE
Tarjetas del Mar S.A.	12.10.01	8.000	90 días	16,77%	IX
Tarjeta Naranja S.A.	30.10.01	55.000	92 días	16,70%	XXIV
Tarjetas Cuyanas S.A.	30.10.01	10.000	85 días	16,10%	IX
Tarjeta Comfiar S.A.	08.11.01	25.000	68 días	16,22%	IX
Tarjeta Naranja S.A. (*)	13.11.01	20.000	65 días	17,18%	VI
Tarjetas Cuyanas S.A.	21.11.01	2.000	63 días	16,26%	X
Tarjeta Naranja S.A.	05.12.01	24.900	90 días	15,82%	XXV
Tarjetas del Mar S.A.	05.12.01	15.400	90 días	14,92%	X
Tarjeta Naranja S.A.	11.12.01	28.000	31 días	16,13%	XXVI
Tarjetas Cuyanas S.A.	11.12.01	5.000	31 días	15,51%	XI

(*) Con motivo del acuerdo de fusión por absorción entre Tarjeta Naranja S.A. y Tarjetas del Sur S.A., Tarjeta Naranja S.A. incorporó el programa de emisión de obligaciones negociables de la sociedad absorbida.

Al 31 de diciembre de 2001 se encontraban aprobadas y pendientes de emisión, las siguientes series de Obligaciones Negociables:

Tarjeta Naranja S.A.: monto de emisión en miles de U$S 20.000 serie VII aprobada el 26 de noviembre de 2001.
Tarjeta Naranja S.A.: monto de emisión en miles de U$S 28.000 serie XXVII aprobada el 12 de diciembre de 2001.
Tarjeta Naranja S.A.: monto de emisión en miles de U$S 27.500 serie XXVIII aprobada el 17 de diciembre de 2001.
Tarjeta Naranja S.A.: monto de emisión en miles de U$S 27.500 serie XXIX aprobada el 19 de diciembre de 2001.
Tarjetas Cuyanas S.A.: monto de emisión en miles de U$S 10.000 serie XII aprobada el 27 de diciembre de 2001.

Adicionalmente, en el mes de diciembre de 2000 Banco Galicia Uruguay S.A. acordó con Barclays Bank PLC un programa de financiamiento basado en una carta de crédito a 364 días de plazo por la suma de miles de U$S 85.000, por el cual se obtuvieron fondos de bancos internacionales a través de un Programa Commercial Paper con la garantía de dicha carta de crédito. El monto vigente al cierre del ejercicio ascendía a miles de U$S 82.553.




Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 10: FIDEICOMISO FINANCIERO "TARJETA NARANJA CREDIT CARD TRUST IV"

Con fecha 30 de noviembre de 2000, Tarjeta Naranja S.A. constituyó un fideicomiso financiero denominado "Tarjeta Naranja Credit Card Trust IV" por miles de U$S 35.000, el cual fue cancelado el 1 de febrero de 2001.

NOTA 11: SEGURO DE GARANTIA DE LOS DEPOSITOS

Mediante la Ley N° 24.485 y el Decreto N° 540/95 se dispuso la creación del Sistema de Seguro de Garantía de los Depósitos, con el objeto de cubrir el riesgo de los depósitos bancarios, adicionalmente al sistema de privilegios y protección previsto en la Ley de Entidades Financieras.

Mediante la Comunicación "A" 2337 el B.C.R.A. estableció las normas de aplicación de la garantía y la forma de liquidación de los aportes. Por el Decreto N° 1127/98 del 24 de septiembre de 1998, el Poder Ejecutivo Nacional estableció el límite máximo de cobertura del sistema de garantía, alcanzando a los depósitos a la vista o a plazo fijo, en pesos y/o moneda extranjera hasta la suma de $ 30.

No están incluidos en el presente régimen los depósitos efectuados por otras entidades financieras (incluyendo los certificados a plazo fijo adquiridos por negociación secundaria), los depósitos efectuados por personas vinculadas directa o indirectamente a Banco de Galicia y Buenos Aires S.A., los depósitos de títulos valores, aceptaciones o garantías y aquellos constituidos con posterioridad al 1° de julio de 1995 a una tasa superior a la establecida periódicamente por el B.C.R.A. en base a la encuesta diaria que realiza dicha institución.

También se hallan excluidos los depósitos cuya titularidad haya sido adquirida vía endoso y las imposiciones que ofrezcan incentivos adicionales a la tasa de interés. El sistema ha sido implementado mediante la creación de un fondo denominado "Fondo de Garantía de los Depósitos" (FGD), que es administrado por la sociedad Seguros de Depósitos S.A. (SEDESA) y cuyos accionistas son el B.C.R.A. y las entidades financieras en la proporción que para cada una de ellas determina dicha institución en función de los aportes efectuados al mencionado fondo.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 11: (Continuación)

El B.C.R.A. mediante la Comunicación "A" 3068 ha dispuesto reducir en un 50% el aporte normal que ascendía al 0,03%, en tanto las entidades financieras concierten con Seguros de Depósitos S.A. contratos de préstamos con destino al Fondo de Garantía de los Depósitos, a 36 meses de plazo y sobre los cuales se reconocieron intereses calculados sobre la base del rendimiento que se obtenía por las colocaciones al citado Fondo.
A partir del mes de septiembre de 2000, el B.C.R.A. mediante la Comunicación "A" 3153 dejó sin efecto la constitución del mencionado préstamo, quedando vigente como aporte normal el 0,015% de las partidas incluidas en la base de cálculo.
A partir del aporte correspondiente a diciembre de 2001, el B.C.R.A. dispuso mediante Comunicación "A" 3358 incrementar el aporte al 0,03%.
Al 31 de diciembre de 2001, el aporte normal al F.G.D. ascendió a $ 110.018, de los cuales corresponden al período de doce meses $ 15.631.

NOTA 12: **RESTRICCIONES A LA DISTRIBUCION DE UTILIDADES**

Como consecuencia de los hechos descriptos en la Nota 1 a los presentes estados contables, el B.C.R.A., mediante Resolución N° 81 del 8 de febrero de 2002, dispuso que en tanto se mantenga vigente la asistencia recibida de ese organismo, Banco de Galicia y Buenos Aires no podrá distribuir dividendos u otras retribuciones en efectivo al capital, remesar utilidades, ni efectuar pagos de honorarios, participaciones o gratificaciones asociadas a los resultados.
Asimismo, el B.C.R.A., a través de la Comunicación "A" 3574, ha dispuesto se suspenda la distribución de utilidades hasta tanto se definan los criterios que hacen a la valuación del patrimonio neto de Banco de Galicia y Buenos Aires S.A., que incluyan los efectos conocidos de la Ley N° 25.561 y complementarias.

Inicialado a efectos de su identificación
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HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 13: COMISION NACIONAL DE VALORES

a) Resoluciones N° 147/90, 178/91 y 252/94

De acuerdo con lo señalado en las resoluciones mencionadas, se informa que el "Patrimonio Neto Mínimo" requerido por normas del B.C.R.A. a Banco de Galicia y Buenos Aires S.A., supera al establecido en las citadas disposiciones y se halla debidamente integrado al cierre del ejercicio.

b) Resolución N° 161/90

Banco de Galicia y Buenos Aires S.A. en carácter de sociedad depositaria de los Fondos Comunes de Inversión "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS", "FIMA MIX", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS", "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS" y "FIMA RENTA LATINOAMERICANA", en cumplimiento del artículo 3 de dicha Resolución se acredita que el total bajo custodia asciende a 323.232.577 cuotas partes y su valor efectivo a $ 190.529 y está reflejado en la cuenta "Depositantes de Valores en Custodia". En el período equivalente del ejercicio anterior, los valores bajo custodia ascendieron a 713.840.492 cuotas partes y su valor efectivo a $ 574.815.

NOTA 14: CONTRIBUCION AL INSTITUTO DE SERVICIOS SOCIALES BANCARIOS

El Decreto del Poder Ejecutivo Nacional N° 263/96 redujo al 1% a partir del 1° de julio de 1996 y el Decreto N° 915/96 suprimió a partir del 1° de julio de 1997, el aporte del 2% sobre los intereses y las comisiones percibidas que los bancos debían hacer al Instituto de Servicios Sociales Bancarios (I.S.S.B.) en virtud del art. 17 de la Ley N° 19.322. Banco de Galicia y Buenos Aires S.A. ha determinado la contribución citada conforme a estas disposiciones.

La Asociación Bancaria inició una acción de amparo contra el Poder Ejecutivo Nacional - Ministerio de Obras y Servicios Públicos, tendiente a que se declare la nulidad e inconstitucionalidad del art. 1° del Decreto N° 263/96, obteniendo una sentencia favorable de la Cámara Contencioso Administrativo Federal, Sala I.

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
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Luis O. Oddone
Síndico
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(cifras expresadas en miles de pesos)

NOTA 14: (Continuación)

La Corte Suprema de Justicia de la Nación declaró improcedente un recurso extraordinario interpuesto por el P.E.N. con fecha 4 de noviembre de 1997, quedando firme la sentencia a favor de la Asociación Bancaria. Si bien, en opinión de los asesores legales de las Entidades Financieras dicha sentencia no sería oponible a los bancos por no haber sido parte en el mencionado proceso judicial, esta situación de incertidumbre jurídica persiste hasta la fecha.

En abril del año 1998, la Obra Social Bancaria (O.S.B.A.) ha efectuado un reclamo en firme, el que ha sido impugnado administrativamente ante la propia O.S.B.A., ante la Administración Federal de Ingresos Públicos (A.F.I.P.) y ante la Administración Nacional de la Seguridad Social. Al mismo tiempo se inició un recurso de amparo por ante el Juzgado Federal de Primera Instancia de la Seguridad Social N° 5, decretándose una medida cautelar, por la que se ordena a la O.S.B.A. no iniciar juicios de apremio hasta tanto se dicte sentencia definitiva. Esta última medida se encuentra firme.

Sobre las cuestiones de fondo interpuestas en el recurso de amparo se ha hecho lugar al mismo resolviéndose que O.S.B.A. carece de legitimidad para efectuar verificaciones, determinar eventuales deudas o iniciar o impulsar juicios de apremios con fundamento en el art. 17 inc. f) de la Ley Nº 19.322.

Dicha resolución fue confirmada por la Cámara Nacional de la Seguridad Social (Sala II). O.S.B.A. interpuso recurso extraordinario ante la Corte Suprema de Justicia de la Nación, el que fue rechazado por sentencia de fecha 21 de noviembre de 2000.

Por otra parte O.S.B.A. inició una acción judicial contra todas las entidades del sistema en el fuero Contencioso Administrativo Federal, demanda que ya ha sido contestada y que se encuentra para resolver su apertura a prueba.

A su vez la A.F.I.P. dictó la Providencia N° 6/99, ratificando la Resolución N° 9/99 donde se sostiene que O.S.B.A. constituye una persona jurídica distinta del I.S.S.B. no encontrándose habilitada por lo tanto a reclamar la contribución que fuera establecida por el art. 17, inc. f) de la Ley Nº 19.322.

Se considera que no se trata de una cuestión que pueda afectar en forma significativa el patrimonio de Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. Tº 1 Fº 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 15: REGLAMENTACION DE LA CUENTA CORRIENTE BANCARIA

El 24 de marzo de 2001 fue sancionada y promulgada la Ley de Competitividad N° 25.413. Dicha norma deroga el régimen de sanciones y multas establecidas en las Leyes N° 24.452 y 24.760 para cuentacorrentistas y entidades financieras. En el caso de estas últimas el texto legal derogado establecía un régimen de multas para las entidades financieras que hubiesen mantenido cuentas corrientes abiertas cuando hubiese correspondido su cierre o hubiesen abierto cuentas corrientes a cuentacorrentistas inhabilitados, a partir del 13 de enero de 1997.

En relación a lo expresado, con fecha 16 de abril de 1999 el Poder Ejecutivo Nacional estableció mediante el Decreto N° 347/99 artículo 3° que: "para el caso de las multas resultantes de la aplicación del artículo 62, último párrafo, [...] modificado por Ley N° 24.760, acumuladas por cada entidad financiera a la fecha de entrada en vigencia de este decreto, facúltase al B.C.R.A. a graduar el monto de las mismas entre un mínimo de quince mil pesos ($ 15) y un máximo de dos millones de pesos ($ 2.000) por entidad, en función de la cantidad de incumplimientos de cada una".

Banco de Galicia y Buenos Aires S.A., de acuerdo con lo dispuesto en la Comunicación "A" 2909 del B.C.R.A., ha informado a dicho organismo las cuentas corrientes que se han mantenido abiertas cuando hubiere correspondido su cierre y ha abonado las multas correspondientes, tomando en cuenta para ello los topes señalados.

Posteriormente se recibió una comunicación del B.C.R.A. dirigida a las Entidades Financieras, donde reclamaba el pago del importe correspondiente según el art. 62 de la Ley del Cheque.

Frente a esta situación, Banco de Galicia y Buenos Aires S.A. inició una acción de amparo que tramita ante el Juzgado Nacional de 1era. Instancia en lo Contencioso Administrativo Federal N° 4, Secretaría N° 7, para el eventual caso que se actuara en forma lesiva de los derechos adquiridos.

Se considera que no se trata de una cuestión, que pueda afectar en forma significativa el patrimonio de Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 16: CONSTITUCION DEL FIDEICOMISO FINANCIERO INDIVIDUAL GALTRUST I

El Directorio de Banco de Galicia y Buenos Aires S.A. en su reunión de fecha 15 de marzo de 2000, autorizó la participación del banco como originante, fiduciante y administrador, en un programa global de constitución de fideicomisos financieros por hasta un total de miles de U$S 1.000.000. La Comisión Nacional de Valores mediante Resolución N° 13.334 de fecha 6 de abril de 2000, aprobó la creación del programa mencionado.

El First Trust of New York, National Association, actuando a través de su representación permanente en Argentina, se desempeña como fiduciario de los fideicomisos mencionados.

Dentro de este programa global, Banco de Galicia y Buenos Aires S.A. ha transferido con fecha 20 de octubre de 2000, la propiedad fiduciaria de préstamos otorgados a los gobiernos provinciales con garantía de la Coparticipación Federal de Impuestos al Fideicomiso Financiero Galtrust I por miles de U$S 490.224 e inversiones de reserva por miles de U$S 7.761.

Como contraprestación de los mismos Banco de Galicia y Buenos Aires S.A. ha recibido Títulos de Deuda Clase A por valor nominal miles de U$S 100.000, Títulos de Deuda Clase B por valor nominal miles de U$S 200.000 y Certificados de Participación por valor nominal miles de U$S 200.000.

Al cierre del ejercicio, Banco de Galicia y Buenos Aires S.A. mantiene en cartera Títulos de Deuda y Certificados de Participación por un valor de $ 296.050.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 17: CONSTITUCION DE LOS FIDEICOMISOS FINANCIEROS INDIVIDUALES GALTRUST II, III, IV Y V

El Directorio de Banco de Galicia y Buenos Aires S.A., en su reunión del 6 de diciembre de 2001, aprobó la creación del Programa Universal de Securitización de Préstamos para la emisión de títulos de deuda y/o certificados de participación Fideicomisos Financieros Galtrust, aprobado por la Comisión Nacional de Valores mediante Resolución N° 13.334 de fecha 6 de abril de 2000 por un monto máximo de hasta valor nominal en miles de U$S 1.000.000 ("el programa"), autorizando la participación del Banco de Galicia y Buenos Aires S.A. como originante, fiduciante y administrador de dicho programa.

El First Trust of New York National Association, actuando a través de su representación permanente en Argentina, se desempeña como fiduciario de los fideicomisos mencionados.
Se constituyeron cuatro fideicomisos financieros bajo el programa mencionado, denominados Galtrust II, III, IV y V – Letras Hipotecarias y la emisión de certificados de participación y títulos de deuda bajo dichos fideicomisos.
Se suscribieron certificados de participación por valor nominal de miles de U$S 62.643, donde el Banco de Galicia y Buenos Aires S.A. participó en un 100% y el resto de los títulos de deuda clase "A" y "B" fueron suscriptos por la filial New York, Banco Galicia Uruguay S.A. y Hartford Seguros de Vida S.A..
Al 31 de diciembre de 2001, Banco de Galicia y Buenos Aires S.A. mantiene en cartera $ 60.828, la filial New York $ 100.000 y Banco Galicia Uruguay S.A. $ 72.716.

NOTA 18: FIDEICOMISOS GALICIA 2004 Y GALICIA 2005

Con fecha 19 de noviembre de 2001 se han designado los beneficiarios del Fideicomiso Galicia 2004 de acuerdo con lo dispuesto en el Contrato Marco de Fideicomisos celebrado con fecha 4 de noviembre de 1999, a efectos de implementar un programa de incentivos en favor de cierto y determinado personal jerárquico de Banco de Galicia y Buenos Aires S.A..
El total transferido al fiduciario por el Fideicomiso Galicia 2004, de miles de U$S 4.000, fue aplicado a la compra de 855.442 acciones y 189.116 ADS de Grupo Financiero Galicia S.A..

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 18: (Continuación)

Se adjudicaron a beneficiarios específicos 855.442 acciones y 28.046,60 ADS, quedando 3.400 ADS sin adjudicar, volviendo al fiduciante y el saldo de 157.669,40 ADS pasaron a constituir el Fideicomiso Galicia 2005.

NOTA 19: ACTIVIDADES DE ADMINISTRACION Y DIRECCION DE FONDOS COMUNES DE INVERSION

La sociedad Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, administra y dirige once fondos comunes de inversión, de los cuales actúa como sociedad depositaria Banco de Galicia y Buenos Aires S.A. (ver Nota 13 b)).

NOTA 20: CAMBIO DE FECHA DE CIERRE DE EJERCICIO

Con fecha 26 de septiembre de 2001, la Asamblea Ordinaria y Extraordinaria del Banco de Galicia y Buenos Aires S.A. dispuso modificar la fecha de cierre de ejercicio económico, reemplazando el 30 de junio por el 31 de diciembre de cada año.
Adicionalmente, las sociedades consolidadas en los estados contables de Banco de Galicia y Buenos Aires S.A., que hasta el período anterior tenían como fecha de cierre de sus ejercicios económicos el 30 de junio de cada año, han modificado esa fecha por el 31 de diciembre.

NOTA 21: EVOLUCION DE ACTIVOS Y PASIVOS SIGNIFICATIVOS

A continuación se presenta el detalle de los activos y pasivos más significativos de los presentes estados contables consolidados, en forma comparativa con los correspondientes al 31 de diciembre de 2000, fecha de cierre del ejercicio anterior, a los fines de exponer la evolución de los mismos durante el ejercicio iniciado el 1 de enero de 2001 y finalizado al 31 de diciembre de 2001:

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 21: (Continuación)

	31.12.01	31.12.00
ACTIVOS		
PRESTAMOS	**9.125.263**	**9.241.440**
-Al sector público no financiero	3.974.437	2.615.335
-Al sector financiero	86.607	508.924
-Al sector privado no financiero y residentes en el exterior	5.540.870	6.387.676
-Adelantos	368.076	439.336
-Documentos	1.764.903	2.245.759
-Hipotecarios	1.496.852	1.590.485
-Prendarios	382.069	397.457
-Personales	264.753	368.548
-Tarjetas de crédito	851.052	756.610
-Otros	260.182	476.576
-Intereses y diferencias de cotización devengados a cobrar	177.958	160.395
-Intereses documentados	(24.974)	(44.001)
-Cobros no aplicados	(1)	(3.489)
-Previsiones	(476.651)	(270.495)
OTROS CREDITOS POR INTERMEDIACION FINANCIERA	**1.739.634**	**5.859.087**
-Banco Central de la República Argentina	61.102	2.712.765
-Montos a cobrar por ventas contado a liquidar y a término	178.107	1.089.459
-Especies a recibir por compras contado a liquidar y a término	721.481	881.605
-Primas por opciones tomadas	71	558
-Obligaciones negociables sin cotización	81.018	111.773
-Otros no comprendidos en las normas de clasificación de deudores	608.207	579.752
-Otros comprendidos en las normas de clasificación de deudores	96.511	482.049
-Ints. deveng. a cob. no comp. en las normas de clasif. de deudores	9	33
-Ints. deveng. a cob. comp. en las normas de clasif. de deudores	591	11.506
-Previsiones	(7.463)	(10.413)




Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 21: (Continuación)

	31.12.01	31.12.00
PASIVOS		
DEPOSITOS	**6.127.996**	**8.903.774**
-Sector público no financiero	11.528	9.448
-Sector financiero	17.614	3.848
-Sector privado no financiero y residentes en el exterior	6.098.854	8.890.478
-Cuentas corrientes	846.187	609.787
-Cajas de ahorro	1.470.678	1.271.849
-Plazos fijos	3.148.110	6.677.631
-Cuentas de inversión	80.598	11.150
-Otros	493.440	237.649
-Ints. y dif. de cotización devengados a pagar	59.841	82.412
OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA	**4.781.860**	**6.228.896**
-Banco Central de la República Argentina	1.557.056	4.450
-Redescuentos para atender situaciones de iliquidez	1.234.000	-
-Otros	323.056	4.450
-Bancos y organismos internacionales	752.070	903.352
-Obligaciones negociables no subordinadas	839.177	1.222.100
-Montos a pagar por compras contado a liquidar y a término	636.893	853.899
-Especies a entregar por ventas contado a liquidar y a término	171.710	2.435.179
-Financiaciones recibidas de entidades financieras locales	159.859	162.802
-Otras	627.253	598.372
-Ints. y dif. de cotización devengados a pagar	37.842	48.742

NOTA 22: HECHOS RELEVANTES POSTERIORES AL CIERRE DE LOS ESTADOS CONTABLES

Con fecha 15 de enero de 2002, la Asamblea General Extraordinaria de Accionistas de Tarjetas Regionales S.A. resolvió aumentar el capital social a la suma de $ 103.834, mediante la emisión de 70.734.148 acciones ordinarias escriturales de valor nominal $ 1 cada una, con derecho a un voto por acción. Dichas acciones han sido suscriptas e integradas totalmente por el accionista Banco de Galicia y Buenos Aires S.A.. En consecuencia los nuevos porcentajes de participación de los accionistas en dicha Sociedad son los siguientes: Banco de Galicia y Buenos Aires S.A. 68,22% del capital social y de los votos y Banco de Galicia (Cayman) Ltd. el 31,78% restante.

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 22: (Continuación)

Con fecha 11 de enero de 2002, Tarjetas del Mar S.A. ha recibido $ 11.200 de Banco de Galicia y Buenos Aires S.A. en concepto de préstamo a 60 días para cancelar el vencimiento de la serie IX de Obligaciones Negociables.

Con fecha 4 de marzo de 2002, la Sociedad ha informado a la Bolsa de Comercio de Buenos Aires y a la Comisión Nacional de Valores, que ha resuelto proponer a los tenedores de Obligaciones Negociables serie X por $ 15.400 con vencimiento el 5 de marzo de 2002, la postergación de su vencimiento hasta 120 días, período en el cual se les reconocerá los intereses respectivos que serán pagaderos mensualmente por adelantado, a la tasa de interés del 14,92% anual.

Con fecha 15 de enero de 2002, ha operado el vencimiento de la serie IX de Obligaciones Negociables por miles de U$S 25.000 de Tarjeta Comfiar S.A. , la cual ha sido cancelada a su vencimiento mediante la obtención de un préstamo de Banco de Galicia y Buenos Aires S.A. - Filial Grand Cayman por miles de U$S 22.423 y el capital remanente de miles de U$S 2.577 fue cancelado en pesos a una cotización de $ 1,40 por U$S 1 obteniendo un préstamo con Banco de Galicia y Buenos Aires S.A. por $ 909.

Con fecha 17 de enero de 2002, Tarjeta Naranja S.A. colocó la totalidad de las Obligaciones Negociables serie XXVII por miles de U$S 28.000 a un plazo de 344 días.

Con fecha 18 de enero de 2002, dicha Sociedad colocó la totalidad de las Obligaciones Negociables serie VII de la fusión por absorción con Tarjetas del Sur S.A., prorrogando su vencimiento por 150 días y durante ese plazo se reconocerá intereses y se elaborará una propuesta para el pago de la totalidad de la deuda, además canceló la serie VI de Obligaciones Negociables de dicha fusión por absorción.

Con fecha 30 de enero de 2002 colocó la totalidad de las Obligaciones Negociables serie XXVIII por miles de U$S 27.500 y serie XXIX por miles de U$S 27.500, además canceló la serie XXIV.

Al 29 de abril de 2002, restan cancelar miles de U$S 12.200 de la serie XXV, con fecha de vencimiento 5 de marzo de 2002, por valor nominal en miles de U$S 24.900.

(cifras expresadas en miles de pesos)

NOTA 22: (Continuación)

Con fecha 11 de enero de 2002, Tarjetas Cuyanas S.A. canceló las Obligaciones Negociables serie IX, quedando como resultado de ésta cancelación un pasivo con Tarjeta Naranja S.A. por $ 8.000.

Con fecha 23 de enero de 2002, fueron emitidas las Obligaciones Negociables serie XII por miles de U$S 12.000, con fecha de vencimiento 23 de abril de 2002, que fue prorrogado por 150 días, plazo durante el cual se reconocerá intereses y se elaborará una propuesta para el pago de la totalidad de la deuda, asimismo se han cancelado las Obligaciones Negociables serie IX y X.





Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Estado de Situación Patrimonial al 31 de diciembre de 2001 y 2000

(cifras expresadas en miles de pesos)

(Nota 2)

	31.12.01	31.12.00		31.12.01	31.12.00
ACTIVO			**PASIVO**		
ACTIVO CORRIENTE			**PASIVO CORRIENTE**		
Caja y bancos (Notas 3 y 14 y Anexo G)	162	110	Préstamos bancarios (Nota 6)	-	102
Inversiones (Notas 12, 14 y 20 y Anexos C y G)	65.912	67.927	Deudas sociales (Notas 7 y 12)	163	136
Créditos fiscales (Notas 4 y 12)	459	61	Deudas fiscales (Notas 8 y 12)	20	12
Otros créditos (Notas 5 y 12 y Anexo G)	281	267	Otras deudas (Notas 9, 12 y 14 y Anexo G)	919	380
Total del Activo Corriente	66.814	68.365	**Total del Pasivo Corriente**	1.102	630
ACTIVO NO CORRIENTE					
Créditos fiscales (Notas 4 y 12)	240	202	**PASIVO NO CORRIENTE**		
Otros créditos (Nota 12)	1	1	Otras deudas (Notas 9 y 12)	3	3
Inversiones (Notas 12 y 13 y Anexo C)	1.332.739	1.249.666	**Total del Pasivo No corriente**	3	3
Bienes de uso (Anexo A)	630	453	**Total del Pasivo**	1.105	633
Activos intangibles (Anexo B)	9.177	2.775	**PATRIMONIO NETO**		
Total del Activo No Corriente	1.342.787	1.253.097	(Según estado correspondiente)	1.408.496	1.320.829
Total del Activo	1.409.601	1.321.462	**Total del Pasivo y Patrimonio Neto**	1.409.601	1.321.462

Las Notas 1 a 21 y los Anexos A, B, C, E, G y H que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Estado de Resultados

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)
(Nota 2)

	31.12.01	31.12.00
Resultado por inversiones permanentes – Ganancia (Anexo E)	123.898	130.592
Gastos de administración (Nota 14 y Anexo H)	(4.799)	(1.026)
Otros ingresos y egresos – Ganancia	424	240
Resultados financieros – Ganancia (Notas 11 y 14)	534	36
Resultado del ejercicio – Ganancia	120.057	129.842

Las Notas 1 a 21 y los Anexos A, B, C, E, G y H que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Estado de Evolución del Patrimonio Neto

Correspondiente ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)
(Nota 2)

Concepto	Aportes de los Propietarios (Notas 10 y 16)					Resultados Acumulados (Nota 15)						
			Aportes no capitalizados			Ganancias Reservadas						
	Capital suscripto	Ajuste de capital	Primas de emisión	Aportes irrevocables	Total	Reserva legal	Reserva facultativa	Otras reservas	Total	Resultados no asignados	Total del Patrimonio Neto al 31.12.01	Total del Patrimonio Neto al 31.12.00
Saldos al inicio del ejercicio	1.092.407	-	79.251	-	1.171.658	890	18.439	-	19.329	129.842	1.320.829	577.579
Distribución aprobada por asamblea general ordinaria de fecha 15.03.01:												
- reserva legal	-	-	-	-	-	6.492	-	-	6.492	(6.492)	-	-
- reserva facultativa	-	-	-	-	-	-	90.000	-	90.000	(90.000)	-	-
- dividendos en efectivo	-	-	-	-	-	-	-	-	-	(32.390)	(32.390)	-
Aumento de capital aprobado por asamblea general extraordinaria de fecha 16.05.00	-	-	-	-	-	-	-	-	-	-	-	613.408
Resultado del ejercicio – Ganancia	-	-	-	-	-	-	-	-	-	120.057	120.057	129.842
Saldos al 31.12.01	1.092.407	-	79.251	-	1.171.658	7.382	108.439	-	115.821	121.017	1.408.496	1.320.829

Las Notas 1 a 21 y los Anexos A, B, C, E, G y H que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Estado de Origen y Aplicación de Fondos

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)
(Nota 2)

	31.12.01	31.12.00
VARIACION DE FONDOS		
Fondos al inicio del ejercicio	110	22
Aumento de fondos	52	88
Fondos al cierre del ejercicio	**162**	**110**
CAUSAS DE VARIACION DE FONDOS		
Menos:		
Egresos ordinarios pagados	(3.178)	(1.136)
Más:		
Otros ingresos ordinarios cobrados	5.527	520
Fondos originados/(aplicados) en operaciones ordinarias	**2.349**	**(616)**
Aumento de deudas de corto plazo	-	121
Dividendos cobrados	53.344	90.933
Otras causas de orígenes de fondos	2.139	-
Total de orígenes de fondos	**55.483**	**91.054**
Disminución de deudas de corto plazo	(601)	(32)
Aumento de bienes de uso	(124)	(360)
Aumento de inversiones permanentes	(24.220)	(11.145)
Dividendos pagados	(32.390)	-
Otras causas de aplicaciones de fondos	(445)	(78.813)
Total de aplicaciones de fondos	**(57.780)**	**(90.350)**
Aumento de fondos	**52**	**88**

Las Notas 1 a 21 y los Anexos A, B, C, E, G y H que se acompañan son parte integrante de los estados contables.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

(cifras expresadas en miles de pesos)

NOTA 1: CONTEXTO ECONOMICO ARGENTINO Y SU IMPACTO SOBRE LA POSICION ECONOMICA Y FINANCIERA DE LA SOCIEDAD

La República Argentina se encuentra inmersa en un delicado contexto económico el cual constituye un marco que tiene como principales indicadores un alto nivel de endeudamiento externo, altas tasas de interés, una reducción significativa del nivel de los depósitos, un riesgo país que ha alcanzado niveles fuera de los promedios habituales y una recesión económica que ya tiene una duración de más de 3 años. Esta situación ha generado una caída importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo.

Asimismo, la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad para acceder a líneas de crédito bancarias han sido afectadas por estas circunstancias.

Desde el 3 de diciembre de 2001 se emitieron medidas tendientes a restringir la libre disponibilidad y circulación de efectivo y la transferencia de divisas al exterior. A partir del 21 de diciembre de 2001, todos los días hábiles hasta el cierre del ejercicio, fueron declarados feriados cambiarios. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa.

El 6 de enero de 2002, después de una crisis política que significó la renuncia de dos presidentes, el Gobierno Nacional promulgó la Ley N° 25.561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la Ley de Convertibilidad sancionada en marzo de 1991. El Gobierno Nacional anunció nuevas medidas económicas, que se efectivizaron a través del Decreto N° 214 (Reordenamiento del sistema financiero) del 3 de febrero de 2002, del Decreto N° 260 (Régimen Cambiario) del 8 de febrero de 2002 y del Decreto N° 410 del 1° de marzo de 2002, los cuales modifican sustancialmente algunas de las medidas adoptadas a través de la Ley de emergencia pública.

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

Estos decretos se están complementando con reglamentaciones de los diversos organismos de control, algunas de las cuales están pendientes de emisión a la fecha de preparación de estos estados contables.

A continuación se enumeran algunas de las medidas adoptadas por el Gobierno Nacional a la fecha de presentación de los presentes estados contables que afectan la posición económica y financiera de la Sociedad y/o sus sociedades controladas:

Régimen Cambiario

Con fecha 6 de enero de 2002 se estableció un nuevo régimen cambiario mediante la creación de un mercado oficial y un mercado libre de cambios. En términos generales, por el mercado oficial se cursarían las actividades de exportación, las operaciones de importación de bienes y ciertas actividades financieras sujetas a una previa reestructuración que prolongue sus vencimientos originales.

El resto de las operaciones relacionadas con giro o cobro de divisas con el exterior se cursarían en el mercado libre. La paridad inicial fijada para el mercado oficial fue de $ 1,40 por U$S 1. Las cotizaciones del mercado libre resultarían del libre juego de la oferta y la demanda. El 11 de enero de 2002, fecha de apertura de las operaciones de cambio, el Banco Nación Argentina publicó la primer cotización del mercado libre a $ 1,60 por U$S 1 (vendedor) y $ 1,40 por U$S 1 (comprador).

El 8 de febrero de 2002 se emitió el Decreto N° 260 (Régimen Cambiario), el cual establece a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio en divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina. Actualmente existe necesidad de pedir conformidad previa a esa institución para ciertas transferencias de divisas al exterior de carácter financiero.




Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

Préstamos del sector privado no financiero y bienes dados en locación financiera

a) De acuerdo con el Decreto Nº 214 antes mencionado, a partir del 3 de febrero de 2002, todas las deudas en dólares estadounidenses u otras monedas extranjeras con el sistema financiero, excepto lo establecido en punto b) siguiente, cualquiera sea su monto y naturaleza, serán convertidas a pesos a la paridad de $ 1 por U$S 1 o su equivalente en otra moneda extranjera. Asimismo a estos préstamos se les aplica, a partir del 3 de febrero de 2002, un coeficiente de estabilización de referencia (CER) y una tasa de interés máxima que será determinada por el Banco Central de la República Argentina.
b) De acuerdo a lo dispuesto por el Decreto Nº 410 antes mencionado, el Gobierno Nacional dispuso que no se encuentran incluidas en la conversión a pesos a la relación $ 1 por U$S 1 establecida por el artículo 1º del Decreto Nº 214 mencionado, las financiaciones vinculadas al comercio exterior otorgadas por las entidades financieras y los saldos de tarjetas de crédito correspondientes a consumos realizados fuera del país.

Préstamos y obligaciones del sector financiero

De acuerdo con lo establecido por el Decreto Nº 410 mencionado, los préstamos interfinancieros en moneda extranjera vigentes al 3 de febrero de 2002, se convertirán a pesos a razón de $ 1,40 por U$S 1 o su equivalente en otras monedas, o al tipo de cambio del mercado único y libre de cambio, según lo determine el Banco Central de la República Argentina en función de la naturaleza de las operaciones.

Diferimiento de la deducción de la diferencia de cambio en el impuesto a las ganancias

Los resultados netos negativos que tengan su origen en la devaluación, resultante de la sanción con fecha 6 de enero de 2002 de la Ley de Emergencia Pública N° 25.561 y sus decretos complementarios, sobre activos y pasivos en moneda extranjera existentes a esa fecha, sólo serán deducibles en el Impuesto a las Ganancias en la proporción de un 20% anual en cada uno de los primeros cinco ejercicios que cierren con posterioridad a la vigencia de la ley.




Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

Depósitos y obligaciones del sector público y privado

De acuerdo con el Decreto Nº 214 mencionado, a partir del 3 de febrero de 2002, los depósitos y obligaciones en dólares estadounidenses u otras monedas extranjeras en entidades financieras serán convertidos a pesos a la paridad de $ 1,40 por U$S 1 o su equivalente en otras monedas extranjeras.
Asimismo, existen restricciones a la disponibilidad de ciertos saldos en cuentas corrientes y cajas de ahorros en dólares estadounidenses y plazos fijos en pesos o dólares estadounidenses, los que serán devueltos a sus titulares en cuotas, cuyos montos y fechas de vencimiento dependen de los saldos registrados.
A estos depósitos reprogramados se les aplica, a partir del 3 de febrero de 2002, un coeficiente de estabilización de referencia (CER) y una tasa de interés del 7 % nominal anual, para los depósitos en pesos, y una tasa de interés del 2 % nominal anual para los depósitos en moneda extranjera. Adicionalmente, los titulares de los depósitos podrán optar por recibir, en sustitución de la devolución de sus depósitos, Bonos del Gobierno Nacional sin aplicarse límite de monto alguno.
Los depositantes podrán ejercer la opción descripta en el párrafo anterior hasta el 30 de abril del corriente año inclusive según Decreto N° 620 del 16 de abril de 2002 y Resolución N° 46 del Ministerio de Economía.
Las entidades financieras obligadas con los depositantes que opten por la entrega de los mencionados títulos públicos, deberán transferir al Estado Nacional activos suficientes para atender su pago.
El Decreto Nº 410 establece que no se encuentran incluidos, en la conversión a pesos establecida por el artículo 1º del Decreto Nº 214 a la relación $ 1 por U$S 1, los depósitos en entidades financieras locales que hubieren sido efectuados por bancos o entidades financieras del exterior, siempre que se transformen en líneas de crédito que se mantengan y se apliquen efectivamente como mínimo por un plazo de cuatro años, conforme la reglamentación que establezca el Banco Central de la República Argentina. Asimismo, tampoco se encuentran incluidos en la citada conversión a pesos, las obligaciones del sector público y privado de dar sumas de dinero en moneda extranjera para cuyo cumplimiento resulta aplicable la ley extranjera.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. Tº 1 Fº 72


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

Deuda Pública

Mediante el Decreto N° 471 de fecha 8 de marzo de 2002, se estableció que las obligaciones del Sector Público Nacional, Provincial y Municipal, vigentes al 3 de febrero de 2002, denominadas en dólares estadounidenses u otra moneda extranjera, cuya ley aplicable sea solamente la ley argentina, se convertirán a $ 1,40 por U$S 1 o su equivalente en otra moneda extranjera, y se ajustarán por el coeficiente de estabilización de referencia (CER).
Además, las obligaciones del Sector Público Nacional convertidas a pesos, según lo explicado anteriormente, devengarán intereses a la tasa del 2% anual a partir del 3 de febrero de 2002, mientras que las obligaciones del sector Público Provincial y Municipal devengarán una tasa de interés del 4% anual a partir de la misma fecha.

Otros Activos y Pasivos

De acuerdo con lo establecido en el Decreto N° 410, no se encuentran incluidos en la conversión a pesos establecida por el artículo 1° del Decreto N° 214 a la relación de $ 1 por U$S 1, los contratos de futuro y opciones, inclusive los registrados en mercados autoregulados y las cuentas destinadas exclusivamente a la operatoria de tales mercados.
Asimismo, el Decreto N° 410 estableció que:
a) Los certificados de crédito fiscal emitidos en el marco de los Decretos Nros. 979/01, 1005/01 y 1226/01 en dólares estadounidenses u otra moneda extranjera, vigentes al 3 de febrero de 2002, serán convertidos a pesos a la relación de $ 1,40 por U$S 1 o su equivalente en otra moneda extranjera.
b) Los saldos al cierre de operaciones al 1° de febrero 2002 de las cuentas de las entidades financieras en dólares estadounidenses u otras monedas extranjeras, computables para integrar las reservas de liquidez, excepto las disponibilidades de billetes, serán convertidas a pesos a razón de $ 1,40 por U$S 1.




Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

Concursos y quiebras

Con fecha 30 de enero de 2002, se promulgó la Ley Nº 25.563 (concursos y quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003. A continuación se detallan algunas de las medidas adoptadas:
a) Suspensión por ciento ochenta días desde la entrada en vigencia de la mencionada Ley en los concursos preventivos, la totalidad de las ejecuciones judiciales y extrajudiciales, incluidas, entre otras, las hipotecarias y prendarias de cualquier origen. Serán nulos todos los actos de disposición extraordinaria del deudor sobre sus bienes durante el período de suspensión, salvo que contare con acuerdo expreso de los acreedores.
b) Suspender por ciento ochenta días el trámite de los pedidos de quiebra, dejando a salvo la posibilidad de aplicar las medidas del artículo 85 de la Ley Nº 24.522.
c) Acceso al crédito de las personas físicas y jurídicas concursadas, para lo cual el Banco Central de la República Argentina procederá a reglamentar la eliminación de toda restricción e instrumentará una línea de redescuento destinada a las entidades financieras que asistan a las empresas concursadas.
d) Las entidades financieras regidas por la Ley Nº 21.526 (Ley de Entidades Financieras) y complementarias, gozarán de un plazo de noventa días para proceder a la reprogramación de las acreencias existentes al 30 de noviembre de 2001 que mantengan con los deudores del sistema financiero a través de un acuerdo con cada uno de ellos.

Acciones Legales de Amparo

Como consecuencia de las medidas adoptadas por el Gobierno Nacional, se han presentado ante la justicia una importante cantidad de demandas contra el Estado Nacional y/o las entidades integrantes del sistema financiero por parte de personas físicas y jurídicas, dado que entienden que las mismas violan, entre otros, derechos constitucionales. Al 19 de abril del corriente, las ordenes judiciales recibidas por Banco de Galicia y Buenos Aires S.A., disponiendo el reintegro de depósitos en moneda de origen o a tipo de cambio libre, alcanzaron las sumas de $ 11.423 y de miles de U$S 130.861.




Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. Tº 1 Fº 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

A esa misma fecha, Banco de Galicia y Buenos Aires S.A., en cumplimiento de las ordenes judiciales con allanamiento y/o secuestro y/o bajo apercibimiento de delitos de retención indebida y/o desacato, ha abonado la suma de $ 137.803 y de miles de U$S 11.492 por reintegro de depósitos en pesos y moneda extranjera.

Por otra parte, el Decreto Nº 214 citado anteriormente, modificado por el Decreto Nº 320 del 15 de febrero de 2002, y a su vez modificados y complementados por la Ley de Emergencia Pública y Reforma del Régimen Cambiario N° 25.587 y el Decreto N° 676/02 (ambos publicados en el Boletín Oficial el 26 de abril de 2002), aplicables a todas las causas en trámite y a las medidas precautorias pendientes de ejecución, cualquiera fuere la fecha de la orden judicial, dictadas en procesos judiciales de cualquier naturaleza relacionados con créditos, obligaciones, depósitos o reprogramaciones financieras que pudieran considerarse afectados por las disposiciones contenidas en la Ley Nº 25.561, reglamentarias y complementarias, ha reglamentado la forma de tramitación de dichos procesos y de admisión y de ejecución de las medidas cautelares que dispongan, bajo cualquier título, la entrega material de los bienes objeto de la cautela al peticionario.

Compensación a las entidades financieras

El Decreto N° 214 antes mencionado, dispone la emisión de un bono con cargo a los fondos del Tesoro Nacional para solventar el desequilibrio en el sistema financiero, resultante de la diferencia que se origina con la aplicación de las medidas mencionadas.
Efectivamente, de acuerdo con las disposiciones de los Decretos N° 214 y N° 410, una parte significativa de activos y pasivos en moneda extranjera, que conformaban la posición neta en moneda extranjera, fueron convertidos a pesos a distintos tipos de cambio. El Banco Central de la República Argentina, a la fecha de preparación de estos estados contables, no ha definido aún los criterios para determinar la compensación señalada y su incidencia en el Patrimonio Neto de Banco de Galicia y Buenos Aires S.A..

Iniciado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

NOTA 1: (Continuación)

Por ello, una vez conocidos todos los efectos de la Ley N° 25.561, decretos y normas que la reglamentan, Banco de Galicia y Buenos Aires S.A., entidad financiera controlada por la Sociedad, dará a publicidad un Balance Pro-Forma, tal como lo requiere la Comunicación "A" 3574 del Banco Central de la República Argentina.

Valuación de saldos nominados en dólares estadounidenses

De acuerdo con lo dispuesto por la Resolución 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y la Resolución N° 392/02 de la Comisión Nacional de Valores, al 31 de diciembre de 2001, los activos y pasivos nominados en dólares estadounidenses fueron valuados al tipo de cambio de $ 1 por U$S 1.

Situación de Banco de Galicia y Buenos Aires S.A. y sus subsidiarias

La situación descripta, precedentemente se manifestó en Banco de Galicia y Buenos Aires S.A., entidad financiera controlada por la sociedad, con una crisis de liquidez producida por una caída de depósitos, que determinó la necesidad de requerir asistencia financiera al Banco Central de la República Argentina.

A la fecha de preparación de los presentes estados contables, el monto de depósitos en Banco de Galicia y Buenos Aires S.A. asciende aproximadamente a $ 3.538.758, en tanto que la asistencia recibida del Banco Central de la República Argentina por situaciones transitorias de iliquidez asciende a $ 3.111.203.

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

En este contexto, con fecha 21 de marzo de 2002 se presentó ante el mencionado organismo, un plan de regularización y saneamiento denominado "Plan Galicia de Capitalización y Liquidez", cuyos fundamentos esenciales son el restablecimiento inmediato de la liquidez, contemplando la provisión de los recursos necesarios para contar con una sólida situación que le permita a Banco de Galicia y Buenos Aires S.A. afrontar el pago de una porción significativa de sus depósitos exigibles, y un incremento significativo de la capitalización que exceda las exigencias normativas y que manifiesten la voluntad de instituciones externas de reconocido prestigio de seguir brindando apoyo a Banco de Galicia y Buenos Aires S.A. en esta nueva etapa.

El fortalecimiento de la liquidez se lograría mediante las siguientes fuentes:

- Securitización (y/o venta) de cartera hipotecaria y comercial mediante la instrumentación de fideicomisos o cesiones de créditos por un total de $ 400.000, que fueron suscriptos por entidades financieras locales en los primeros días del mes de abril.
- Préstamo del Fondo de Garantía de los Depósitos (FDG), por la suma de dólares estadounidenses equivalentes a $ 200.000, convertidos al tipo de cambio del día anterior al del desembolso, a cinco años de plazo y a una tasa LIBOR a 180 días más 300 puntos básicos.
- Préstamo del Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEF y S) por la suma de dólares estadounidenses equivalentes a $ 100.000, convertidos al tipo de cambio del día anterior al del desembolso, a tres años de plazo y a una tasa LIBOR más 400 puntos básicos, con un piso del 8,07%.

En lo relativo a la capitalización de Banco de Galicia y Buenos Aires S.A., inserto en el marco de renegociación global de la deuda externa, se prevé la incorporación de capital básico y/o complementario mediante la suscripción por parte de los bancos acreedores del exterior, de acciones ordinarias o deuda subordinada convertible o no en acciones ordinarias, a opción de las entidades participantes, por un total de hasta miles de U$S 300.000.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

A la fecha de preparación de los presentes estados contables, reconocidas instituciones del exterior han manifestado su voluntad de participar en este proceso, encontrándose en trámite la constitución de un "Steering Committee", para obtener la masa crítica de voluntades necesarias. Se encuentran además avanzadas las negociaciones con otras entidades que conjuntamente con las anteriores, nuclean a los acreedores externos más significativos de Banco de Galicia y Buenos Aires S.A.. Se estima concluir el proceso al 30 de junio de 2002.

Adicionalmente, el plan contempla la redefinición de las unidades en el exterior y readecuación de la estructura organizativa y societaria con el fin de asegurar presencia y rentabilidad en el nuevo marco de desevolvimiento del sistema financiero argentino.

El plan de redefinición de las unidades del exterior incluye el "Plan de Reestructuración" de la Filial Nueva York de Banco de Galicia y Buenos Aires S.A., presentado a la Oficina de Contralor de la Moneda del Tesoro de los Estados Unidos (OCC), con el objetivo de reducir y finalmente discontinuar la operatoria de la Filial en forma ordenada. Dicho plan tiene previsto ofrecer a los acreedores, la transferencia de sus deudas a la Casa Matriz de Banco de Galicia y Buenos Aires S.A..

Por otra parte se ha requerido conforme lo contempla la Ley N° 21.526 de Entidades Financieras, se otorgue con carácter temporario excepciones a la relaciones técnicas pertinentes y se atenúen los cargos o multas por los desencuadramientos ocurridos y que pudieran ocurrir, previos a la puesta en marcha del plan y durante su implementación.

El plan económico se encuentra en estos momentos a consideración de las autoridades del Banco Central de la República Argentina.

La situación descripta precedentemente afectó también a las entidades financieras controladas por Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Ltd.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

Con fecha 7 de febrero de 2002, el Banco Galicia Uruguay S.A. presentó una nota al Banco Central del Uruguay señalando la situación de iliquidez transitoria en la cual se encontraba, lo cual le impedía continuar atendiendo el retiro de depósitos y que, a fin de preservar su capacidad de reintegro ordenado de la totalidad de los mismos, solicitaba a dicha entidad suspender provisoriamente sus operaciones.
Con fecha 13 de febrero de 2002, el Banco Central del Uruguay resolvió intervenir preventivamente al Banco Galicia Uruguay S.A., con suspensión total de sus actividades, por el término de noventa días. Tal intervención se ejerce sin desplazamiento de las actuales autoridades estatutarias de dicho Banco.

Banco Galicia Uruguay S.A. y su subsidiaria Banco de Galicia (Cayman) Ltd., se encuentran en proceso de elaboración de sendos cronogramas de reprogramación de sus obligaciones, teniendo en consideración los plazos de recupero estimados de sus activos.

Con fecha 3 de abril de 2002, Banco de Galicia y Buenos Aires S.A. acordó con Banco Galicia Uruguay S.A. realizar los actos necesarios para capitalizar a la sociedad mencionada compensando el 50% del eventual efecto por la pesificación de la cartera de créditos cedida a la misma.

A raíz de los hechos descriptos y ante la imposibilidad de continuar atendiendo en tiempo y forma las obligaciones contraídas con los acreedores externos, el Directorio de Banco de Galicia y Buenos Aires S.A., decidió encarar la renegociación de estas obligaciones.

En ese orden, se negoció con las instituciones financieras y con los entes multilaterales de crédito prórrogas de los vencimientos de capital hasta establecer un cronograma de renegociación de la deuda.
El "Plan Galicia de Capitalización y Liquidez" contempla que, a mediados de 2002, se encuentre definida la reprogramación de las líneas de comercio exterior y de la deuda financiera, incluyendo los programas de deuda con organismos multilaterales de crédito, y se haya finalizado, el proceso de capitalización mencionado en el párrafo anterior y el de la reestructuración de las obligaciones negociables con inversores.




Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 17

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 1: (Continuación)

La extensión de los vencimientos se solicitó en las siguientes condiciones:

- trato equitativo para todos los acreedores,
- pago de intereses y comisiones para evitar que las deudas queden vencidas e impagas,
- prórroga de las operaciones de comercio exterior.

Los montos involucrados en la renegociación de los pasivos externos de Banco de Galicia y Buenos Aires S.A. consolidado son los siguientes:

- miles de U$S 147.000 de líneas de comercio exterior,
- miles de U$S 1.029.000 de programas de deuda, obligaciones negociables y préstamos financieros,
- miles de U$S 469.000 de programas de deuda con organismos multilaterales de crédito.

Los impactos generados por el conjunto de las medidas adoptadas hasta la fecha por el Gobierno Nacional, sobre la situación patrimonial y financiera de Grupo Financiero Galicia S.A. y sus sociedades controladas, no han podido ser estimados por la Gerencia de la Sociedad, ya que el Banco Central de la República Argentina no ha definido los criterios para determinar la compensación a las entidades financieras ya mencionada, existiendo a la fecha de preparación de los estados contables, incertidumbre sobre la resolución final de las situaciones mencionadas en los párrafos precedentes. Por lo tanto, los estados contables de Grupo Financiero Galicia S.A., no informan todos los ajustes y/o reclasificaciones que podrían resultar de las medidas precedentes y otras a emitirse. Asimismo, no es posible en estos momentos prever la evolución futura de la economía nacional ni sus consecuencias sobre la posición económica y financiera del sistema financiero y de la Sociedad y sus sociedades controladas, en particular.

En consecuencia, las decisiones que deban tomarse en base a los presentes estados contables deberán considerar los efectos de estas medidas y su evolución futura y los estados contables de la Sociedad deben ser leídos a la luz de estas circunstancias de incertidumbre.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 2: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

En cumplimiento con lo dispuesto por la Resolución General N° 368/2001 de la Comisión Nacional de Valores, los presentes estados contables se presentan conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas N° 5, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) y de acuerdo con lo dispuesto por la Resolución N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y por la Resolución General N° 392/02 de la Comisión Nacional de Valores.

Los presentes estados contables, sus notas y anexos se presentan en pesos, y cumplen con las disposiciones establecidas en la Resolución N° 8/95 de la Inspección General de Justicia.

Ciertos saldos correspondientes al ejercicio finalizado el 31 de diciembre de 2000 han sido reclasificados para adecuarlos a la exposición del presente ejercicio.

A continuación se incluyen las políticas contables de mayor relevancia utilizadas en la preparación de los Estados Contables:

a. Activos y Pasivos en moneda local

Los activos y pasivos monetarios que incluyen, de corresponder, los intereses devengados hasta el cierre del ejercicio, están expresados en moneda de cierre y por tal razón no requieren ajuste alguno.

b. Activos y Pasivos en moneda extranjera (dólares estadounidenses)

Los activos y pasivos en moneda extranjera (dólares estadounidenses) que incluyen, de corresponder, los resultados financieros devengados hasta el cierre del ejercicio, han sido valuados al tipo de cambio de $ 1 por U$S 1, de acuerdo a la Resolución N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y a la Resolución General N° 392/02 de la Comisión Nacional de Valores.

Iniciaiado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 2: (Continuación)

c. Inversiones

c.1. Corrientes

Los depósitos a plazo fijo y en cuentas corrientes especiales se encuentran valuados a su valor nominal, más los intereses devengados al cierre del ejercicio.

c.2. No Corrientes

Corresponden a las participaciones accionarias en Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Sudamericana Holding S.A., Galicia Warrants S.A., Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.), Galicia Retiro Cía. de Seguros S.A. y Galicia Vida Cía. de Seguros S.A..
Las participaciones en Banco de Galicia y Buenos Aires S.A. y Net Investment S.A. se encuentran valuadas a su valor patrimonial proporcional al 31 de diciembre de 2001.

En el caso de las participaciones en Sudamericana Holding S.A., Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.), Galicia Retiro Cía. de Seguros S.A. y Galicia Vida Cía. de Seguros S.A., estas se encuentran valuadas a su valor patrimonial proporcional determinado sobre la base de estados contables preparados al 30 de septiembre de 2001 y considerando los movimientos significativos entre dicha fecha y el cierre de los presentes estados contables, según los lineamientos de la Resolución Técnica Nro. 5 de la F.A.C.P.C.E..

En el caso de la participación en Galicia Warrants S.A., esta se encuentra valuada a su valor patrimonial proporcional determinado sobre la base de estados contables preparados al 31 de octubre de 2001 y considerando los movimientos significativos entre dicha fecha y el cierre de los presentes estados contables, según los lineamientos de la Resolución Técnica Nro. 5 de la F.A.C.P.C.E..





NOTA 2: (Continuación)

d. Bienes de uso

Han sido valuados a sus costos de adquisición netos de sus correspondientes depreciaciones acumuladas.

Las depreciaciones se calculan siguiendo el método de la línea recta, cuya alícuota se determina en base a la vida útil asignada a los bienes, siendo de 60 meses para sistemas y equipos de computación, mobiliarios e instalaciones y rodados y de 600 meses para inmuebles.
Los valores residuales actualizados de los bienes en su conjunto, no exceden su valor recuperable estimado.

e. Activos intangibles

Han sido valuados a su costo de adquisición, netos de sus correspondientes amortizaciones acumuladas, calculadas proporcionalmente en función de su vida útil estimada.
La amortización se calcula linealmente en cuotas mensuales iguales, siendo el plazo de amortización de 60 meses.

f. Patrimonio neto

f.1. La cuenta "Capital suscripto e integrado" se expresa a su valor nominal y a su valor de aporte en moneda corriente del período en que dichos aportes fueron efectivizados.

Las restantes cuentas del patrimonio neto se encuentran expresadas en moneda corriente del período al que corresponden.

f.2. Cuentas de resultados

Los resultados del ejercicio se encuentran expresados en moneda corriente del período al que corresponden.

(cifras expresadas en miles de pesos)

NOTA 2: (Continuación)

g. Estado de origen y aplicación de fondos

Se considera fondos al rubro caja y bancos.

NOTA 3: CAJA Y BANCOS

La composición del rubro era la siguiente:

	31.12.01	31.12.00
Caja	6	7
Bancos – ctas. ctes. (Nota 14 y Anexo G)	156	5
Valores a depositar	-	98
Total	162	110

NOTA 4: CREDITOS FISCALES

La composición del rubro era la siguiente:

Corrientes	31.12.01	31.12.00
Impuesto a la ganancia mínima presunta	143	61
Retenciones impuesto a las ganancias	156	-
Crédito Ley 25.413	160	-
Total	459	61

No Corrientes	31.12.01	31.12.00
Saldo a favor impuesto a las ganancias	171	171
Anticipo impuesto sobre los activos	-	1
Saldo a favor impuesto sobre los activos	-	3
Saldo de libre disponibilidad Rg. 4297/97	4	4
Crédito Ley 23.549 ahorro obligatorio	4	4
Saldo a favor imp. a la ganancia mínima presunta	61	19
Total	240	202

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 5: OTROS CREDITOS

La composición del rubro era la siguiente:

	31.12.01	31.12.00
Seguros a devengar (Anexo G)	276	75
Gastos pagados por adelantado (Anexo G)	5	4
Deudores varios	-	62
Anticipos a proveedores	-	126
Total	281	267

NOTA 6: PRESTAMOS BANCARIOS

La composición del rubro era la siguiente:

	31.12.01	31.12.00
Adelanto en cuenta corriente	-	102
Total	-	102

NOTA 7: DEUDAS SOCIALES

La composición del rubro era la siguiente:

	31.12.01	31.12.00
Sistema Integrado de Jubilaciones y Pensiones	2	10
Obra social a pagar	2	3
Provisión para gratificaciones	39	32
Prov. para honorarios directores y síndicos	120	91
Total	163	136

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 8: DEUDAS FISCALES

La composición del rubro era la siguiente:

	31.12.01	31.12.00
Imp. sobre los ingresos brutos a pagar	4	2
Imp. a las ganancias – retenciones a pagar	16	10
Total	20	12

NOTA 9: OTRAS DEUDAS

La composición del rubro era la siguiente:

Corrientes	31.12.01	31.12.00
Acreedores varios (Anexo G)	79	7
Provisión para gastos (Nota 14 y Anexo G)	837	370
Depósito en Garantía de Directores	3	3
Total	919	380

No Corrientes	31.12.01	31.12.00
Depósito en Garantía de Directores	3	3
Total	3	3

NOTA 10: ESTADO DEL CAPITAL SOCIAL

Al 31 de diciembre de 2001, el estado del capital social era el siguiente:

Capital	Valor nominal	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Organo	Fecha	
Suscripto, emitido, integrado e inscripto	1.092.407	Asamblea extraordinaria Directorio	16.05.00 24.07.00 y 26.07.00	09.08.00
Total	1.092.407			

Inic ado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 11: RESULTADOS FINANCIEROS

La composición del rubro era la siguiente:

	31.12.01	31.12.00
Renta de Fondos Comunes de Inversión	25	129
Intereses por depósitos a plazo fijo (*)	497	87
Resultado de títulos privados	-	11
Int. overnight (*)	-	-
Int. por depósitos en ctas. ctes. especiales (*)	12	-
Intereses pagados (*)	-	(191)
Total de resultados financieros – Ganancia	534	36

(*) Saldos netos de eliminaciones correspondientes a operaciones realizadas con sociedades incluidas en el art. 33 Ley 19.550. Ver Nota 14.

NOTA 12: PLAZOS ESTIMADOS DE CREDITOS, INVERSIONES Y DEUDAS

La composición de los créditos, inversiones y deudas según el plazo estimado de cobro o pago al 31 de diciembre de 2001 era la siguiente:

	Créditos fiscales	Otros créditos	Inversiones	Deudas Sociales	Deudas Fiscales	Otras Deudas
1er. Trimestre	-	276	65.912 (*)	4	20	485
2do. Trimestre	459	5	-	120	-	434
3er. Trimestre	-	-	-	39	-	-
4to. Trimestre	-	-	-	-	-	-
A más de un año	-	-	-	-	-	3
Subtotal a vencer	459	281	65.912	163	20	922
Sin plazo establecido	240	1	1.332.739	-	-	-
De plazo vencido	-	-	-	-	-	-
Total	699	282	1.398.651	163	20	922
No devengan interés	699	282	1.332.739	163	20	922
A tasa fija	-	-	65.912	-	-	-
Total	699	282	1.398.651	163	20	922

(*) Ver Nota 20.

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 13: PARTICIPACION EN OTRAS SOCIEDADES

El detalle de las inversiones permanentes era el siguiente:

al 31.12.01						
Sociedad emisora	Acciones		Participación Porcentual sobre		Actividad Principal	V/N por acción
	Tipo	Cantidad	Capital Total	Votos Posibles		
Banco de Galicia y Buenos Aires S.A.	Ordinarias clase "A"	101			Financiera	0,001
	Ordinarias clase "B"	438.599.602				0,001
	Total	438.599.703	93,585537%	93,585542%		
Net Investment S.A.	Ordinarias	10.500	87,50%	87,50%	Financiera y de inversión	0,001
Sudamericana Holding S.A.	Ordinarias clase "A"	31.302			Inversora	0,001
	Ordinarias clase "B"	41.735				0,001
	Total	73.037	87,500899%	87,500899%		
Galicia Warrants S.A.	Ordinarias	175.000	87,50%	87,50%	Emisora de cert. de dep. y warrants	0,001
Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.)	Ordinarias	1	0,000597%	0,000597%	Seguros de vida	0,010
Galicia Retiro Cía. de Seguros S.A.	Ordinarias	1	0,000134%	0,000134%	Seguros de retiro	0,001
Galicia Vida Cía. de Seguros S.A.	Ordinarias clase "C"	1	0,000150%	0,000150%	Seguros de vida	0,010

al 31.12.00						
Sociedad emisora	Acciones		Participación Porcentual sobre		Actividad principal	V/N por acción
	Tipo	Cantidad	Capital Total	Votos Posibles		
Banco de Galicia y Buenos Aires S.A.	Ordinarias clase "A"	101			Financiera	0,001
	Ordinarias clase "B"	437.683.955				0,001
	Total	437.684.056	93,39016%	93,39017%		
Net Investment S.A.	Ordinarias	10.500	87,50%	87,50%	Financiera y de inversión	0,001
Sudamericana Holding S.A.	Ordinarias clase "A"	31.302	37,500899%	37,500899%	Inversora	0,001
BtoB Comercial S.A.	Ordinarias	3.000	25%	25%	Servicios	0,001

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 13: (Continuación)

La situación patrimonial y los resultados de las sociedades controladas eran los siguientes:

Situación Patrimonial al 31.12.01	Sociedad emisora	
	Banco de Galicia y Buenos Aires S.A.	Net Investment S.A.
Activo	11.234.821	5.435
Pasivo	9.832.330	130
Patrimonio Neto	1.402.491	5.305
Resultado del período de doce meses finalizado el 31.12.01	128.427	(1.408)

Situación Patrimonial al 31.10.01(*)	Sociedad emisora
	Galicia Warrants S.A.
Activo	3.147
Pasivo	763
Patrimonio Neto	2.384
Resultado del período de seis meses finalizado el 31.10.01	433

(*) Ver Nota 2.c.2.

Situación Patrimonial al 30.09.01(*)	Sociedad emisora
	Sudamericana Holding S.A.
Activo	16.180
Pasivo	774
Patrimonio Neto	15.406
Resultado del período de nueve meses finalizado el 30.09.01	85

(*) Ver Nota 2.c.2.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 13: (Continuación)

Situación Patrimonial al 31.12.00	Sociedad emisora	
	Banco de Galicia y Buenos Aires S.A.	Net Investment S.A.
Activo	16.038.331	3.525
Pasivo	14.707.264	212
Patrimonio Neto	1.331.067	3.313
Resultado del período	182.090 (*)	(57) (**)

(*) Por el período de doce meses finalizado el 31.12.00.
(**) Por el período de seis meses finalizado el 31.12.00.

La situación patrimonial y los resultados de las sociedades vinculadas eran los siguientes:

Situación Patrimonial al 30-09-01(*)	Sociedad emisora		
	Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.)	Galicia Vida Cía. de Seguros S.A.	Galicia Retiro Cía. de Seguros S.A.
Activo	27.239	12.056	50.507
Pasivo	22.226	6.276	47.875
Patrimonio Neto	5.013	5.780	2.632
Resultado del período	628	2.969	88

(*) Ver Nota 2.c.2.

Situación Patrimonial al 30-09-00	Sociedad emisora	
	Sudamericana Holding S.A.	BtoB Comercial S.A.
Activo	16.375	20
Pasivo	15.595	8
Patrimonio Neto	780	12
Resultado del período de tres meses finalizado el 30.09.00	(4.223)	-

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 14: SOCIEDADES ART. 33 LEY 19.550

Los estados contables incluyen los siguientes saldos significativos correspondientes a operaciones realizadas con Banco de Galicia y Buenos Aires S.A. y sus subsidiarias:

Banco de Galicia y Buenos Aires S.A.

	31.12.01	31.12.00
ACTIVO		
Bancos – cuenta corriente (Nota 3)	24	5
Inversiones – plazos fijos	-	67.927
Inversiones – ctas. ctes. especiales (Anexos C y G)	19.997	-
Total	20.021	67.932
PASIVO		
Otras deudas – provisión para gastos (Nota 9)	176	-
Total	176	-
INGRESOS		
Rdos. Financieros – int. plazos fijos (Nota 11)	5.103	1.307
Rdos. Financieros – int. overnight (Nota 11)	4	-
Rdos. Financieros – int. ctas. ctes. especiales (Nota 11)	154	-
Total	5.261	1.307
EGRESOS		
Gastos de administración		
Alquiler marca (Anexo H)	500	250
Gastos de papelería y útiles (Anexo H)	-	-
Gastos bancarios (Anexo H)	2	1
Gastos generales (Anexo H)	505	23
Rdos. Financieros – intereses pagados	-	18
Total	1.007	292

Banco de Galicia y Buenos Aires S.A. – Filial New York

	31.12.01	31.12.00
ACTIVO		
Bancos – cuenta corriente (Nota 3 y Anexo G)	132	-
Total	132	-

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Notas a los Estados Contables (Continuación)
(cifras expresadas en miles de pesos)

NOTA 14: (Continuación)

Banco Galicia Uruguay S.A.

	31.12.01	31.12.00
ACTIVO		
Inversiones – plazos fijos (Nota 20 y Anexos C y G)	35.262	-
Inversiones – ctas. ctes. especiales (Nota 20 y Anexos C y G)	10.653	-
Total	45.915	-
INGRESOS		
Rdos. Financieros – int. plazos fijos (Nota 11)	167	-
Rdos. Financieros – int. ctas. ctes. especiales (Nota 11)	3	-
Total	170	-
EGRESOS		
Gastos de administración		
Honorarios por servicios	-	4
Total	-	4

Galicia Valores S.A. Sociedad de Bolsa

	31.12.01	31.12.00
EGRESOS		
Otros ingresos y egresos – aranceles	-	1
Total	-	1

Tarjeta Comfiar S.A.

	31.12.01	31.12.00
INGRESOS		
Rdos. financieros – rdo. de títulos privados	-	11
Total	-	11

NOTA 15: **RESTRICCIONES A LA DISTRIBUCION DE UTILIDADES**

Al 31 de diciembre de 2001 la Sociedad no posee restricciones a la distribución de resultados no asignados, excepto por las establecidas en la Ley de Sociedades Comerciales y la Resolución Nro. 368/2001 de la Comisión Nacional de Valores respecto a la constitución de la Reserva Legal por el 5% del resultado del ejercicio hasta el 20% del capital social.

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 16: CANJE DE ACCIONES Y AUMENTO DE CAPITAL SOCIAL

Con fecha 16 de mayo de 2000, la Asamblea General Extraordinaria de accionistas aprobó aumentar el capital social por hasta la suma de $ 628.705, mediante la emisión de hasta 628.704.540 acciones ordinarias escriturales clase "B" de valor nominal $ 0,001 con derecho a 1 voto por acción.
Este aumento estaba destinado a ser suscripto en su totalidad por accionistas de Banco de Galicia y Buenos Aires S.A. y debía ser integrado mediante el aporte de acciones ordinarias clase "B" de valor nominal $ 0,001 de Banco de Galicia y Buenos Aires S.A.. Para ello, los accionistas de Grupo Financiero Galicia S.A., de acuerdo a lo resuelto en dicha asamblea, renunciaron y suspendieron totalmente los derechos de suscripción preferente y de acrecer respecto del aumento de capital resuelto.
Asimismo, se resolvió efectuar una oferta de canje de acciones mediante la entrega de 2,5 acciones ordinarias escriturales clase "B" de valor nominal $ 0,001 con derecho a 1 voto por acción de Grupo Financiero Galicia S.A. por cada acción ordinaria escritural clase "B" de valor nominal $ 0,001 con derecho a 1 voto por acción de Banco de Galicia y Buenos Aires S.A. aportada en propiedad a la Sociedad.
Para la realización de la operación mencionada, la Sociedad obtuvo la autorización de la Oferta Pública de sus acciones de la Securities and Exchange Commission de los Estados Unidos de Norteamérica el 20 de junio de 2000, y la correspondiente a la Comisión Nacional de Valores el 14 de julio de 2000. Asimismo, obtuvo las autorizaciones de Cotización de la Bolsa de Comercio de Buenos Aires el 17 de julio de 2000, de la Bolsa de Comercio de Córdoba el 18 de julio de 2000 y también de la National Association of Securities Dealers Automated Quotation (NASDAQ).

El 21 de julio de 2000 finalizó el plazo para efectuar el canje por el cual se aceptaron 219.762.807 acciones de Banco de Galicia y Buenos Aires S.A. de valor nominal $ 0,001, entregándose 549.407.017 acciones de Grupo Financiero Galicia S.A. de valor nominal $ 0,001.
En consecuencia, según lo aprobado por la Asamblea General Extraordinaria mencionada precedentemente, y por lo resuelto en las reuniones de Directorio del 24 y 26 de julio de 2000, el capital social de la Sociedad se incrementó en $ 549.407, quedando establecido en la suma de $ 1.092.407 y generando un aumento neto en la prima de emisión por $ 64.001.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 16: (Continuación)

Los gastos relacionados con la oferta de canje y la emisión de acciones, que se encontraban registrados al 30 de junio de 2000 en el rubro otros activos y los que fueron activados con posterioridad a dicho cierre, fueron deducidos de la prima de emisión, siguiendo los lineamientos del art. 202 de la Ley de Sociedades Comerciales.

NOTA 17: ALIANZA ESTRATEGICA PARA LA CREACION DE NEGOCIOS "BUSINESS TO BUSINESS"

Con fecha 2 de agosto de 2000, Grupo Financiero Galicia S.A., en sociedad con su empresa controlada Banco de Galicia y Buenos Aires S.A., anunciaron el establecimiento de una alianza estratégica, conjuntamente con Unibanco de Brasil y PT Prime (empresa del conglomerado de telecomunicaciones Portugal Telecom), destinada a la creación de negocios "business to business" en Internet en el área de América Latina, con especial énfasis en el Mercosur.
La asociación entre estas cuatro empresas, tiene como objetivo principal, la creación de una plataforma tecnológica y comercial que operará dentro de la "Globe Trading Web" de la firma estadounidense Commerce One Inc., a los efectos del desarrollo de mercados virtuales entre empresas y proveedores para operaciones comerciales y de servicios de apoyo al "e-commerce".
Con fecha 26 de diciembre de 2000, la Sociedad ha adquirido 3.000 acciones de BtoB Comercial S.A. representativas del 25% del capital social y de los votos.

Con fecha 11 de julio de 2001, se hizo público el acuerdo suscripto por Net Investment S.A. (sociedad controlada por Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A.), Unibanco Representaçao e Participaçoes Ltd. (Brasil) y Tradecom S.G.P.S. (Portugal), para la constitución en Holanda de una sociedad holding denominada "Tradecom International", cuyo principal objetivo es ser un vehículo de inversión, de creación de tecnología y de desarrollo de negocios que incluyan transacciones entre empresas (Business to Business) a través de internet en Latinoamérica.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77


Eduardo J. Escasany
Presidente


Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 17: (Continuación)

Dicha sociedad se constituyó el 10 de septiembre de 2001. También, en el mes de septiembre de 2001, se anunció una alianza con el Banco Comercial de Uruguay para la creación de Tradecom Uruguay.
Con fecha 12 de noviembre de 2001, Grupo Financiero Galicia S.A. conjuntamente con su controlada Banco de Galicia y Buenos Aires S.A. aportaron a Net Investment S.A. la totalidad de sus participaciones y aportes irrevocables realizados a BtoB Comercial S.A., con el fin de participar en los negocios que desarrollará Tradecom International N.V., sociedad que concentrará el 100% del capital social y los votos de BtoB Comercial S.A..

NOTA 18: ADQUISICION DE INVERSIONES PERMANENTES

Con fecha 27 de diciembre de 2000, Sudamericana Holding S.A. celebró una Asamblea General Ordinaria Unánime, en la cual se resolvió llevar a cabo un aumento de capital, el cual fue íntegramente suscripto por Grupo Financiero Galicia S.A. y Banco de Galicia y Buenos Aires S.A..
De acuerdo a lo mencionado, Grupo Financiero Galicia S.A. era titular del 37,50% de la tenencia accionaria y de los votos de Sudamericana Holding S.A. y Banco de Galicia y Buenos Aires S.A. del 12,50%.
Esta suscripción fue aprobada por la Comisión Nacional de Defensa de la Competencia el 21 de agosto de 2001.
En el mes de septiembre de 2001, Grupo Financiero Galicia S.A. compró a Hartford Life International Ltd. (U.S.A.) y Hartford Life Ltd. (Bermuda) el 50% del capital social y de los votos de Sudamericana Holding S.A.. Por lo tanto, el nuevo porcentaje de participación de Grupo Financiero Galicia S.A. en dicha sociedad es del 87,50%.

Con fecha 10 de diciembre de 2001, la Comisión Nacional de Defensa de la Competencia, se expidió sobre la compra antes mencionada, aclarando que no requiere una nueva notificación en los términos del art. 8 de la Ley 25.156.
Adicionalmente, con fecha 30 de agosto de 2001 se efectivizó la compra por parte de Grupo Financiero Galicia S.A. de 175.000 acciones ordinarias escriturales representativas del 87,50% del capital social y de los votos de Galicia Warrants S.A..

(cifras expresadas en miles de pesos)

NOTA 19: ACUERDOS EN CUENTA CORRIENTE

Al 31 de diciembre de 2001 se encuentra vigente un acuerdo en cuenta corriente con el Banco Bisel S.A. por hasta $ 2.500.

NOTA 20: BIENES DE DISPONIBILIDAD RESTRINGIDA

De acuerdo con lo mencionado en la Nota 1 a los presentes estados contables, con fecha 13 de febrero de 2002, el Banco Central del Uruguay concedió la suspensión solicitada por Banco Galicia Uruguay S.A., por un plazo de 90 días. Como consecuencia de ello, la disponibilidad de las inversiones de la Sociedad en dicha entidad, que al 31 de diciembre de 2001 ascendían a miles de U$S 45.915, se encuentra sujeta al cronograma de reprogramación mencionado en la Nota 1 a los presentes estados contables.

NOTA 21: HECHOS RELEVANTES POSTERIORES AL CIERRE DE LOS ESTADOS CONTABLES

Durante el primer cuatrimestre del año 2002, la Sociedad ha efectuado nuevos aportes irrevocables en efectivo a Net Investment S.A. por $ 864.

Con fecha 11 de abril de 2002, se efectivizó la compra, por parte de Grupo Financiero Galicia S.A., de 8 unidades funcionales del edificio ubicado en Maipú 241 – Ciudad Autónoma de Buenos Aires, sede de Galicia Retiro Cia. de Seguros S.A. por la suma de $ 1.817, como consecuencia del compromiso asumido por dicha sociedad con Hartford Life International Ltd. y Hartford Life Ltd., y mediante la liberación de las garantías otorgadas por estas últimas a favor de Grupo Financiero Galicia S.A. conforme a lo pactado en el contrato de compraventa de acciones de Sudamericana Holding S.A. suscripto con fecha 7 de septiembre de 2001.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Bienes de Uso

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

Anexo A

Cuenta Principal	VALOR DE ORIGEN				DEPRECIACIONES					Neto Resultante al 31.12.01	Neto Resultante al 31.12.00
	Al inicio del ejercicio	Aumentos	Bajas	Al cierre del ejercicio	Acumuladas al inicio	Bajas	Del ejercicio		Acumuladas al cierre		
							Alicuota %	Monto			
Inmuebles	266	65	-	331	2	-	2	6	8	323	264
Rodados	20	34	-	54	1	-	20	6	7	47	19
Sistemas y equipos de computación	173	60	-	233	3	-	20	43	46	187	170
Mobiliario e instalaciones	-	91	-	91	-	-	20	18	18	73	-
Total al 31.12.01	459	250	-	709	6	-		73	79	630	453



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Activos Intangibles

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

Anexo B

Cuenta Principal	VALOR DE ORIGEN				AMORTIZACIONES					Neto Resultante al 31.12.01	Neto Resultante al 31.12.00
	Al inicio del ejercicio	Aumentos	Bajas	Al cierre del ejercicio	Acumuladas al inicio	Bajas	Del ejercicio: Alicuota %	Del ejercicio: Monto	Acumuladas al cierre		
Logotipo	25	-	-	25	1	-	20	5	6	19	24
Llave de negocio	2.818	7.812	-	10.630	67	-	20	1.405	1.472	9.158	2.751
Saldo al 31.12.01	2.843	7.812	-	10.655	68	-		1.410	1.478	9.177	2.775



Luis O. Oddone
Sindico
Por Comisión Fiscalizadora



HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. J. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Inversiones

Participación en Otras Sociedades y Otras Inversiones

Balance General al 31 de diciembre de 2001 y 2000

(cifras expresadas en miles de pesos)

Anexo C

Emisión y características de los valores	Clase	Valor nominal	Cantidad	Valor de Costo	Valor de Cotización al 31.12.01 por acción	Valor Patrimonial Proporcional al 31.12.01	Valor registrado al 31.12.01	Valor registrado al 31.12.00	INFORMACION SOBRE EL EMISOR — ULTIMO ESTADO CONTABLE (Nota 13)					
									Actividad principal	Fecha	Capital Social	Resultados	Patrimonio Neto	% participación sobre el capital social
Inversiones Corrientes														
Clas. ctes. especiales (Notas 14 y 20 y Anexo G)							30.650(*)	-						
Plazos fijos (Notas 14 y 20 y Anexo G)							35.262(*)	67.927(*)						
Total Inversiones Corrientes							65.912	67.927						

(*) incluye intereses devengados.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
Tº 121 - Fº 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Inversiones

Participación en Otras Sociedades y Otras Inversiones

Balance General al 31 de diciembre de 2001 y 2000
(cifras expresadas en miles de pesos)

Anexo C (cont.)

Emisión y características de los valores	Clase	Valor nominal	Cantidad	Valor de costo	Valor de Cotización al 31.12.01 por acción	Valor Patrimonial Proporcional al 31.12.01	Valor registrado al 31.12.01	Valor registrado al 31.12.00	INFORMACION SOBRE EL EMISOR – ULTIMO ESTADO CONTABLE (Nota 13)					
									Actividad principal	Fecha	Capital Social	Resultados	Patrimonio Neto	% participación sobre el capital social
Inversiones No Corrientes														
Banco de Galicia y Buenos Aires S.A. (Nota 16)	Ordinarias clase "A"	0,001	101											
	Ordinarias clase "B"	0,001	438.599.602		0,000462									
			438.599.703	1.166.970		1.312.529	1.312.529	1.243.086	Financiera	31.12.01	468.662	21.774(**)	1.402.491	93,585537%
Net Investment S.A.	Ordinarias	0,001	10.500	10	-				Financiera y de inversión					
	Aportes irrevocables			5.121		4.642	4.642	2.899		31.12.01	12	(559)(**)	5.305	87,50%
BtoB Comercial S.A.						-	-	428						
Sudamericana Holding S.A.	Ordinarias clase "A"	0,001	31.302		-									
	Ordinarias clase "B"	0,001	41.735		-									
			73.037	14.978										
	Aportes irrevocables			4.500		13.482	13.482	3.253	Inversora	30.09.01	83	4.325 (***)	15.406	87,500899%
Galicia Warrants S.A.	Ordinarias	0,001	175.000	5.369	-	2.086	2.086	-	Emisora de certif. de dep. y warrants	31.10.01	200	433 (#)	2.384	87,50%
Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.)	Ordinarias	0,010	1	-	-	-	-	-	Seguros de vida	30.09.01	1.675	628 (***)	5.013	0,000597%
Galicia Retiro Cía. de Seguros S.A.	Ordinarias	0,001	1	-	-	-	-	-	Seguros de retiro	30.09.01	748	88 (***)	2.632	0,000134%
Galicia Vida Cía. de Seguros S.A.	Ordinarias clase "C"	0,010	1	-	-	-	-	-	Seguros de vida	30.09.01	6.667	2.969 (***)	5.780	0,000150%
Total Inversiones No Corrientes				1.196.948		1.332.739	1.332.739	1.249.666						

(**) correspondiente al período de seis meses finalizado el 31 de diciembre de 2001.
(***) correspondiente al período de tres meses finalizado el 30 de septiembre de 2001.
(#) correspondiente al período de seis meses finalizado el 31 de octubre de 2001.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
Tº 121 - Fº 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Previsiones

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

Anexo E

Rubros	Saldo al inicio del ejercicio	Aumentos (*)	Disminuciones (*)	Saldo al cierre del ejercicio
Deducidas del Activo:				
Por desvalorización – participaciones en otras sociedades	-	576	576	-
Total al 31.12.01	-	576	576	-
Total al 31.12.00	-	-	-	-

(*) El destino contable ha sido resultado por inversiones permanentes.



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. I. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Activos y Pasivos en Moneda Extranjera

Balance General al 31 de diciembre de 2001 y 2000
(cifras expresadas en miles de pesos)

Anexo G

Rubros	Monto y clase de la moneda extranjera		Cotización	Monto en moneda Argentina al 31.12.01	Monto y clase de la moneda extranjera		Monto en moneda Argentina al 31.12.00
ACTIVO							
ACTIVO CORRIENTE							
Caja y bancos							
Cta. Cte.	U$S	132	1,00	132	U$S	-	-
Valores a depositar	U$S	-	1,00	-	U$S	98	98
Inversiones							
Cta. cte. especial	U$S	30.650	1,00	30.650	U$S	-	-
Plazos fijos	U$S	35.262	1,00	35.262	U$S	67.927	67.927
Otros créditos							
Deudores varios	U$S	-	1,00	-	U$S	62	62
Gastos pagados por adelantado	U$S	4	1,00	4	U$S	4	4
Seguros a devengar	U$S	276	1,00	276	U$S	-	-
Total Activo Corriente				66.324			68.091
Total Activo				66.324			68.091
PASIVO							
PASIVO CORRIENTE							
Otras deudas							
Acreedores varios	U$S	73	1,00	73	U$S	7	7
Provisión para gastos	U$S	386	1,00	386	U$S	37	37
Total Pasivo Corriente				459			44
Total Pasivo				459			44



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. J. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94



Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información requerida por el Artículo 64 inciso b) de la Ley 19.550

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

Anexo H

Rubros	Total al 31.12.01	Gastos de Administración	Total al 31.12.00
Sueldos y cargas sociales	648	648	275
Gratificaciones	196	196	118
Servicios al personal	29	29	19
Honorarios directores y síndicos	120	120	91
Honorarios por servicios	942	942	173
Depreciación bienes de uso	73	73	6
Amortización activos intangibles	1.410	1.410	68
Alquiler marca (*)	32	32	17
Gastos de papelería y útiles (*)	16	16	45
Gastos de publicidad	1	1	-
Expensas	13	13	3
Gastos de representación, movilidad y viáticos	63	63	20
Gastos de rodados	10	10	2
Seguros	133	133	41
Electricidad y comunicaciones	52	52	2
Impuestos, tasas y contribuciones	233	233	3
Gastos bancarios (*)	2	2	1
Gastos generales (*)	826	826	142
Total	4.799	4.799	1.026

(*) Saldos netos de eliminaciones correspondientes a operaciones realizadas con sociedades incluidas en el art. 33 Ley 19.550. Ver Nota 14.

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)
Dr. J. Javier Casas Rúa
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A.
T° 121 - F° 94

Eduardo J. Escasany
Presidente

Firmado a los efectos de su identificación con mi informe de fecha 2 de mayo de 2002.

Grupo Financiero Galicia S.A.

Información Adicional a las Notas a los Estados Contables

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

NOTA 1: REGIMENES JURIDICOS

No existen regímenes jurídicos específicos y significativos que impliquen decaimientos o renacimientos contingentes de beneficios previstos por dichas disposiciones.

NOTA 2: CLASIFICACION DE LOS SALDOS DE CREDITOS Y DEUDAS

2.1. Créditos: Ver Nota 12 a los estados contables.

2.2. Deudas: Ver Nota 12 a los estados contables.

NOTA 3: CLASIFICACION DE LOS CREDITOS Y DEUDAS POR SUS EFECTOS FINANCIEROS

3.1. Créditos: Ver Notas 2.a., 2.b. y 12 y Anexo G a los estados contables.

3.2. Deudas: Ver Notas 2.a., 2.b. y 12 y Anexo G a los estados contables.

NOTA 4: PARTICIPACION EN SOCIEDADES DEL ART. 33 LEY 19.550

Ver Notas 12, 13, 14, 16, 17, 18 y 21 y Anexo C a los estados contables.

NOTA 5: CREDITOS O PRESTAMOS CON DIRECTORES O SINDICOS

Al 31 de diciembre de 2001 y 2000, no existían créditos o préstamos contra directores o síndicos y sus parientes hasta el segundo grado inclusive.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

NOTA 6: INVENTARIO FISICO DE BIENES DE CAMBIO

Al 31 de diciembre de 2001 y 2000, la Sociedad no poseía bienes de cambio.

NOTA 7: BIENES DE USO

Ver Anexo A a los estados contables.

a) Al 31 de diciembre de 2001 y 2000, no existían bienes de uso revaluados técnicamente.
b) Al 31 de diciembre de 2001 y 2000, no existían bienes de uso obsoletos que tengan valor contable.
c) Al 31 de diciembre de 2001 y 2000, el criterio seguido para determinar el valor recuperable de los bienes de uso es su valor de utilización económica, determinado por la posibilidad de absorber las depreciaciones con los resultados de la compañía.

NOTA 8: SEGUROS

Al 31 de diciembre de 2001 y 2000, el detalle de seguros contratados por los bienes de uso era el siguiente:

Bienes asegurados	Riesgo cubierto	Monto asegurado	Valor de libros al 31.12.01	Valor de libros al 31.12.00
Rodados	Responsabilidad civil, incendio total, robo/hurto y daño total	44	47	19

NOTA 9: PREVISIONES

Ver Anexo E a los estados contables.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
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(cifras expresadas en miles de pesos)

NOTA 10: CONTINGENCIAS

Al 31 de diciembre de 2001 y 2000, no existían situaciones contingentes con un elevado grado de probabilidad de ocurrencia que no se hayan contabilizado.

NOTA 11: ADELANTOS IRREVOCABLES A CUENTA DE FUTURAS SUSCRIPCIONES

Al 31 de diciembre de 2001 y 2000, no existían aportes irrevocables a cuenta de futuras suscripciones.

NOTA 12: DIVIDENDOS DE ACCIONES PREFERIDAS

Al 31 de diciembre de 2001 y 2000, no existían dividendos acumulativos impagos de acciones preferidas.

NOTA 13: RESERVA LEGAL

Ver Nota 15 a los estados contables.





Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Eduardo J. Escasany
Presidente

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Declaración del Directorio Complementaria y Aclaratoria

Correspondiente al ejercicio iniciado el 1° de enero de 2001
y finalizado el 31 de diciembre de 2001.
Comparativo con el ejercicio anterior.
(cifras expresadas en miles de pesos)

En cumplimiento de lo dispuesto en las normas sobre documentación contable del Reglamento de la Bolsa de Comercio de Córdoba, se presenta la siguiente información complementaria y aclaratoria:

A. Activos Corrientes:

a) Créditos:
   1) Ver Nota 12 a los estados contables.
   2) Ver Notas 4, 5 y 12 a los estados contables.
   3) Al 31 de diciembre de 2001 y 2000, la Sociedad no constituyó previsiones.

b) Bienes de cambio:
   Al 31 de diciembre de 2001 y 2000, la Sociedad no poseía bienes de cambio.

B. Activos No Corrientes:

a) Créditos:
   Al 31 de diciembre de 2001 y 2000, la Sociedad no constituyó previsiones.

b) Bienes de cambio:
   Al 31 de diciembre de 2001 y 2000, la Sociedad no poseía bienes de cambio.

c) Inversiones:
   Ver Nota 13 y Anexo C a los estados contables.

d) Bienes de uso:
   1) Al 31 de diciembre de 2001 y 2000, no existían bienes de uso revaluados técnicamente.
   2) Al 31 de diciembre de 2001 y 2000, no existían bienes de uso obsoletos que tengan valor contable.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
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(cifras expresadas en miles de pesos)

e) Bienes intangibles:

1) Ver Nota 2.e. y Anexo B a los estados contables.
2) Al 31 de diciembre de 2001 y 2000, no existían cargos diferidos.

C. Pasivos Corrientes:

a) Deudas:
1) Ver Nota 12 a los estados contables.
2) Ver Nota 12 a los estados contables.

D. Previsiones:

Ver Anexo E a los estados contables.

E. Activos y Pasivos en moneda extranjera:

Ver Nota 2.b. y Anexo G a los estados contables.

F. Patrimonio neto:

1) Al 31 de diciembre de 2001 y 2000, no existía la cuenta Adelantos Irrevocables a Cuenta de Futuras Emisiones.
2) Al 31 de diciembre de 2001 y 2000, no existía ni se ha desafectado una reserva de revalúo técnico.

G. Varios:

1) La Sociedad tiene como objeto la actividad financiera y de inversión, por lo tanto, no tiene la limitación del art. 31 de la Ley 19.550 en cuanto a la participación en otras sociedades.
2) Al 31 de diciembre de 2001 y 2000, la Sociedad no poseía créditos correspondientes a operaciones realizadas con sociedades controladas o vinculadas.
3) Al 31 de diciembre de 2001 y 2000, no existían créditos o préstamos contra directores o síndicos o miembros del consejo de vigilancia y sus parientes hasta el segundo grado inclusive.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
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(cifras expresadas en miles de pesos)

4) Ver Notas 12 y 14 a los estados contables.
5) Al 31 de diciembre de 2001 y 2000, el detalle de seguros contratados por los bienes de uso era el siguiente:

Bienes asegurados	Riesgo cubierto	Monto asegurado	Valor de libros al 31.12.01	Valor de libros al 31.12.00
Rodados	Responsabilidad civil, incendio total, robo/hurto y daño total	44	47	19

6) Al 31 de diciembre de 2001 y 2000, no existían situaciones contingentes con un grado elevado de probabilidad de ocurrencia que no se hayan contabilizado.
7) Al 31 de diciembre de 2001 y 2000, la Sociedad no poseía créditos y deudas que contengan intereses o actualizaciones implícitas.

En los presentes estados contables se ha dado cumplimiento a lo dispuesto en el artículo 65 de la Ley 19.550.

Buenos Aires, 2 de mayo de 2002.



Eduardo J. Escasany
Presidente



Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Reseña Informativa al 31 de diciembre de 2001 y 2000

(cifras expresadas en miles de pesos)

La ganancia del ejercicio finalizado el 31 de diciembre de 2001, asciende a la suma de $ 120.057. La misma se ha generado, principalmente, por el incremento de la valuación de la participación en Banco de Galicia y Buenos Aires S.A., la cual, tal como se expone en el Estado de Resultados de la Sociedad, constituyó la principal fuente de ganancias.

La estrategia de Grupo Financiero Galicia S.A. es establecerse como una empresa líder en la prestación integral de servicios financieros y simultáneamente continuar consolidando la posición de Banco de Galicia y Buenos Aires S.A., como una de las empresas líderes en la Argentina, complementando las operaciones y negocios de este a través de participaciones en sociedades y emprendimientos, existentes o a crearse, con objetivos vinculados a la actividad financiera como se la entiende en la economía moderna.

En otro orden de cosas, cabe destacar que el 15 de marzo de 2001 se realizó la Asamblea General Ordinaria y Extraordinaria que, entre otros temas, aprobó la distribución de un dividendo en efectivo del 2,965% equivalente a $ 32.390, el cual se puso a disposición a partir del 28 del mismo mes. Asimismo, se aprobó el nuevo sistema de incentivos remuneratorios del Directorio de nuestra sociedad controlada Banco de Galicia y Buenos Aires S.A..

ESTRUCTURA PATRIMONIAL

	31.12.01	31.12.00	31.12.99
Activo Corriente	66.814	68.365	22
Activo No Corriente	1.342.787	1.253.097	577.616
Total del Activo	1.409.601	1.321.462	577.638
Pasivo Corriente	1.102	630	56
Pasivo No Corriente	3	3	3
Sub-total	1.105	633	59
Patrimonio Neto	1.408.496	1.320.829	577.579
Total	1.409.601	1.321.462	577.638

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Reseña Informativa al 31 de diciembre de 2001 y 2000

(cifras expresadas en miles de pesos)

ESTRUCTURA DE RESULTADOS

	31.12.01	31.12.00	31.12.99
Resultado Operativo Ordinario	119.099	129.566	16.857
Resultados Financieros	534	36	-
Otros Ingresos y Egresos	424	240	-
Resultado Neto Ordinario	120.057	129.842	16.857
Resultado Neto – Ganancia	120.057	129.842	16.857

INDICES

	31.12.01	31.12.00	31.12.99
Liquidez	60,629764	108,515873	0,392857
Endeudamiento	0,000785	0,000479	0,000102
Rentabilidad	0,093180	0,109021	0,030063

Para la exposición de la Estructura Patrimonial y la Estructura de Resultados, se tomó en cuenta la situación individual de la Sociedad, ya que la situación consolidada está expuesta de acuerdo con las disposiciones de la Comunicación "A" 3147 y complementarias del Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 8 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Participación en otras sociedades

- Banco de Galicia y Buenos Aires S.A.

El 29 de junio de 2001, Banco de Galicia y Buenos Aires S.A., firmó un acuerdo con el ABN AMRO Bank N.V., por el cual Banco Galicia adquiere la división minorista del ABN AMRO Bank Sucursal Argentina.

Este acuerdo, tiende a consolidar la estrategia de expansión y crecimiento del Banco Galicia en el mercado argentino.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Grupo Financiero Galicia S.A.

Reseña Informativa al 31 de diciembre de 2001 y 2000

(cifras expresadas en miles de pesos)

La división minorista del ABN AMRO en Argentina, concentra sus actividades en clientes del segmento socio económico ABC1 y sus principales negocios están relacionados con hipotecas, tarjetas de créditos, préstamos personales y seguros.

En el mes de octubre, el Banco Central de la República Argentina, autorizó al Banco de Galicia y Buenos Aires S.A., a incorporar a su red de distribución, las filiales que adquirió del ABN AMRO Bank. Con la mencionada incorporación, Banco Galicia, alcanza el 11% de participación en el mercado.

El 16 de octubre del 2001, Grupo Financiero Galicia S.A., percibió $ 53.344 en concepto de dividendos en efectivo puestos a disposición por el Banco, según lo resuelto por Asamblea Ordinaria y Extraordinaria celebrada el 26 de septiembre de 2001.

Con fecha 8 de febrero de 2002, el Banco Central de la República Argentina dispuso que, en virtud de la asistencia financiera brindada al Banco Galicia como consecuencia de la caída de depósitos ocurrida en todo el sistema financiero, en tanto se mantenga tal asistencia no podrán distribuirse dividendos u otras retribuciones en efectivo al capital, remesar utilidades ni efectuar pagos de honorarios, participaciones o gratificaciones asociadas a los resultados del Banco.

Con fecha 13 de febrero de 2002, el Banco Central del Uruguay concedió la suspensión de actividades solicitada por Banco Galicia Uruguay S.A., por un plazo de 90 (noventa) días con su intervención sin desplazamiento de autoridades. La solicitud se efectuó como consecuencia de la situación de iliquidez de esa entidad y la imposibilidad de asistir a la misma dada la restricción para el movimiento de capitales vigente en nuestro país. La decisión se basó en el compromiso del Banco de preservar las inversiones de sus clientes y el valor de los activos.

Con posterioridad a la fecha de cierre de los presentes estados contables, Banco de Galicia y Buenos Aires S.A., elaboró y presentó al Banco Central de la República Argentina un Plan "Galicia" de Capitalización y Liquidez, el cual le permitiría solucionar su situación transitoria de iliquidez. El mismo prevé la obtención de fondos líquidos por $ 700.000 provistos por bancos locales, el Fondo de Garantía de los Depósitos, el Fondo de Liquidez Bancaria y el Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros, complementada por una capitalización de una porción de las acreencias de los bancos internacionales.

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

- Net Investment S.A.

Es una empresa holding, cuya actividad principal es la de invertir y desarrollar negocios de tecnología y comunicaciones, internet, conectividad y contenido, con el objetivo de crear valor para sus accionistas. La participación de Grupo Financiero Galicia S.A. es del 87,50%. Banco de Galicia y Buenos Aires S.A. es propietario del 12,50% restante del capital social.

Los aportes en efectivo realizados durante el ejercicio en consideración ascendieron a la suma de $ 2.289.

Para el año 2002, Net Investment S.A. tiene inversiones comprometidas por miles de U$S 3.000, aproximadamente.

Net Investment S.A., participa en un 30% del capital social de Dueñovende S.A., cuyo objetivo principal es el de ofrecer propiedades inmobiliarias de dueños directos, a través un sitio de internet denominado "Soloduenos.com". La media mensual de visitas durante el período fue de 90.000 y el total de avisos publicados al 31 de diciembre de 2001 ascendía a 5.183. Durante el año 2001, Dueñovende firmó un acuerdo con Telefónica de Argentina S.A., que posibilitará que desde los más de 3.000 locutorios, se puedan publicar avisos y buscar propiedades. Desde el inicio del año 2002 la situación macro-económica y las medidas implementadas afectaron sensiblemente el negocio de otorgamiento de créditos hipotecarios, generando una disminución significativa en esta fuente de ingresos.

Net Investment S.A., participa también, en B2Agro S.A.. Este proyecto está orientado al sector agropecuario, uno de los más significativos de la economía Argentina, con el objetivo de captar una parte del flujo de las operaciones que se realizan en el sector, con foco en la agricultura, tanto en la compra de insumos como para la venta de la producción. A partir del año en curso incorporará productos y servicios orientados a la actividad ganadera. La sociedad operará bajo el nombre comercial "Red de Campo", y sus ingresos principales, estarán dados por el cobro de las comisiones por transacciones. Red de campo opera como canal de negocios, para productores previamente seleccionados, desde los puestos de trabajo instalados y hacia los mismos. Estos "puestos de trabajo" brindan herramientas de planeamiento y de gestión fáciles de usar, acceso a información especializada y de valor agregado, además de acceso a propuestas de negocio diseñadas para el productor. Al 31 de diciembre de 2001, Red de Campo tenía conectados más de 100 puestos de trabajo.





(cifras expresadas en miles de pesos)

En una primera etapa, la empresa tiene como objetivo a los productores con gestión unipersonal de sus explotaciones, en superficies mayores a 500 hectáreas. Las zonas geográficas elegidas para el desarrollo de esta primera etapa del producto han sido el oeste y el sudeste del provincia de Buenos Aires y el centro oeste y sur de Córdoba. La participación de Net Investment S.A. en el capital social de B2Agro alcanza el 93,75%.

Net Investment S.A., está evaluando nuevos negocios de diferentes características, incluyendo otros proyectos de Internet, de comunicaciones por banda ancha y de contenido para servicios wireless. En todos estos proyectos, se busca el aprovechamiento de sinergias con las operaciones de Grupo Financiero Galicia S.A. y Banco de Galicia y Buenos Aires S.A..

- BtoB Comercial S.A.

Grupo Financiero Galicia S.A. junto con Banco de Galicia y Buenos Aires S.A. y Net Investment S.A., poseían el 100% del capital social de BtoB Comercial S.A..

Con fecha 11 de julio de 2001, se hizo público el acuerdo suscripto por Net Investment S.A., Unibanco Representaçao e Participaçoes Ltd. (Brasil) y Tradecom S.G.P.S. (Portugal), para la constitución en Holanda de una sociedad holding que se denomina Tradecom International, cuyo principal objetivo es ser un vehículo de inversión, de creación de tecnología y de desarrollo de negocios que incluyan transacciones entre empresas (Business to Business) a través de internet en Latinoamérica. Dicha sociedad se constituyó el 10 de septiembre de 2001.

El 12 de noviembre de 2001, Banco de Galicia y Bs.As. S.A. y Grupo Financiero Galicia S.A. aportaron la totalidad de las acciones que poseían en forma directa de BtoB Comercial S.A. como así también la totalidad de los aportes irrevocables efectuados a dicha sociedad a Net Investment S.A.. Esta última, a su vez , aportó las acciones y los aportes de BtoB, tanto los recibidos como los propios, a su controlada Net Investment BV, para que la misma participe de un canje de acciones con Tradecom International NV recibiendo acciones de ésta, representativas del 26,67% del capital, a cambio de la entrega del 100% de las acciones y de los aportes de BtoB Comercial S.A.. A su vez, el Banco Galicia compró a Net Investment BV acciones de Tradecom International NV, obteniendo de esta forma una participación directa del 10,475710%. Como resultado de estas operaciones, la participación de Grupo Financiero Galicia S.A. en este negocio solo será en forma indirecta alcanzando un porcentaje del 25,868192%..

(cifras expresadas en miles de pesos)

- Sudamericana Holding S.A.

Sudamericana Holding S.A., es una sociedad holding de compañías de seguros de vida y de retiro.

En el mes de septiembre de 2001, Grupo Financiero Galicia S.A. realizó una nueva inversión en el negocio de seguros a través de la adquisición a Hartford Life International Ltd. (U.S.A.) y Hartford Life Ltd. (Bermuda), del 50% del capital social y de los votos de Sudamericana Holding S.A.. Con esta operación, Grupo Financiero Galicia S.A., alcanzó una participación del 87,50%, mientras que el 12,50% restante, sigue perteneciendo a Banco de Galicia y Buenos Aires S.A..

Durante el primer trimestre de este ejercicio, Grupo Financiero Galicia S.A. ha realizado aportes irrevocables a Sudamericana Holding S.A. a cuenta de futuros aumentos de capital por $ 4.250.

La inversión en el negocio de seguros, mediante la participación en Sudamericana Holding S.A., se alinea con la estrategia de Grupo Financiero Galicia S.A. de consolidar su posicionamiento como el principal proveedor de servicios financieros, complementando la participación de Banco de Galicia y Buenos Aires S.A. en aquellos negocios donde este estuviera restringido por límites regulatorios.

Según surge de los estados contables al 30 de septiembre de 2001, el total del activo consolidado de Sudamericana Holding S.A. ascendía a $ 96.314. En términos consolidados, Sudamericana Holding S.A., durante el año 2001 generó primas en Argentina por $ 96.131, posicionándola en el noveno lugar del ranking de empresas de seguros de vida en nuestro país, con un 3,8% de participación de mercado.

Sudamericana Holding S.A. contaba al 31 de diciembre de 2001 con 1.753.603 asegurados y 56.048 pólizas.

Respecto de los hechos económicos y financieros ocurridos con posterioridad a la fecha de cierre de los presentes estados contables, cabe destacar que conforme a las normas establecidas por el Decreto 214/02, fueron tomadas las medidas necesarias para preservar los resultados positivos de las compañías de vida, habiendo sido afectadas en menor medida que la competencia, en razón de la participación en un 90% de la emisión de seguros de riesgo puro.

Inicialado a efectos de su identificación con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

(cifras expresadas en miles de pesos)

- Galicia Warrants S.A.

Con fecha 30 de Agosto de 2001, Grupo Financiero Galicia S.A., adquirió el 87,50% del capital social y de los votos de Galicia Warrants S.A., sociedad en la cual Banco de Galicia y Buenos Aires S.A. es poseedor del 12,50% restante.

Galicia Warrants S.A., es una empresa constituida en Abril 1993, autorizada para el almacenamiento de mercadería y la emisión de Certificados de Depósitos y Warrants de acuerdo a la Ley 9.643.

El objetivo de Galicia Warrants es posibilitar el acceso al crédito y financiación, garantizados por mercaderías que quedan bajo custodia. Sus principales clientes pertenecen a los sectores agrario, industrial y agro-industrial, así como exportadores y revendedores. Del total de ingresos que obtiene la Sociedad, el 80% proviene del sector agrario. Actualmente, Galicia Warrants posee el 35% de participación en el mercado.

Tal como surge de la Nota 1 a los Estado Contables, no es posible en estos momentos, prever la evolución futura de la economía nacional ni sus consecuencias sobre la posición económica y financiera de la Sociedad. De acuerdo con lo dispuesto por la Resolución 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y la Resolución N° 392/02 de la Comisión Nacional de Valores, al 31 de diciembre de 2001, los activos y pasivos nominados en dólares estadounidenses fueron valuados al tipo de cambio de $1 por U$S 1. Los efectos de la devaluación junto con los de las demás medidas adoptadas por el gobierno nacional serán reconocidos contablemente en los estados contables siguientes. Para el ejercicio en curso los resultados a obtener por Grupo Financiero Galicia S.A., estarán vinculados al desarrollo que experimente la economía Argentina.

Buenos Aires, 2 de mayo de 2002.



Eduardo J. Escasany
Presidente



Luis O. Oddone
Síndico
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 2 de mayo de 2002.
HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.A.B.A. T° 1 F° 77

TRADUCCION --

Grupo Financiero Galicia S.A.------------------------------

Financial Statements--
for the fiscal years--
ended December 31, 2001 and 2000 --



Grupo Financiero Galicia S.A.

Table of Contents

Financial Statements and Auditors' Report

For the fiscal years ended December 31, 2001 and 2000.

Report of the Supervisory Syndics Committee

For the fiscal year ended December 31, 2001.

System established by

General Resolution No. 368/2001 of the National Securities Commission

Name:-- **Grupo Financiero Galicia S.A.**----------

Legal address:-------------------------------------- Tte. Gral. Juan D. Perón N° 456 - Piso 2° ------
Buenos Aires--

-- --

Principal line of business:-------------------------- Financial and Investment activities---------------

3rd fiscal year--
For the fiscal year commenced January 1, 2001---
and ended December 31, 2001---
In comparative format with the previous year---

-- --

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE--------------------

Of the By-laws:-------------------------------------- September 30, 1999-------------------------------

Date of more recent amendment to By-laws: July 3, 2001---

Registered with the Corporation Control --------
Authority under number:--------------------------- 8,569--
Sequential Number – Corporation Control -----
Authority:-- 1,671,058--

Date of expiry of the Company's by-laws:------- June 30, 2100--

Name of Controlling Company:------------------- **EBA HOLDING S.A.** -------------------------

Principal line of business:-------------------------- Financial and Investment activities---------------

Interest held by the Controlling Company in the
Shareholders' equity at December 31, 2001:--- 25.74 %---

Percentage of votes to which the Controlling
Company is entitled at December 31, 2001:---- 63.42 %---

CAPITAL STATUS at December 31, 2001 (Notes to the Financial Statements 10 and 16) (figures stated in thousands of US dollars)				
Shares				
Quantity	Type	Voting rights per share	Subscribed	Paid up
281,221,650	Ordinary class "A", face value of 0.001	5	281,222	281,222
811,185,367	Ordinary class "B", face value of 0.001	1	811,185	811,185
1,092,407,017			1,092,407	1,092,407

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Statement of Financial Condition

as of December 31, 2001 and 2000

(figures stated in thousands of US dollars)

	12.31.01	12.31.00
ASSETS		
A. CASH AND DUE FROM BANKS	**517,301**	**620,070**
-Cash	242,365	356,777
-Banks and correspondents	274,268	263,132
-Other	668	161
B. GOVERNMENT AND CORPORATE SECURITIES	**129,909**	**83,215**
-Holdings of investment account securities	-	4,581
-Holdings of trading securities	58,538	72,233
-Unlisted government securities	65,593	545
-Investments in listed corporate securities	5,894	5,972
-Allowances	(116)	(116)
C. LOANS	**9,125,263**	**9,241,440**
-To the non-financial public sector	3,974,437	2,615,335
-To the financial sector	86,607	508,924
-To the non-financial private sector and residents abroad	5,540,870	6,387,676
-Overdrafts	368,076	439,336
-Notes	1,764,903	2,245,759
-Mortgage loans	1,496,852	1,590,485
-Pledge loans	382,069	397,457
-Consumer loans	264,753	368,548
-Credit cards	851,052	756,610
-Other	260,182	476,576
-Accrued interest and quotation differences receivable	177,958	160,395
-Documented interest	(24,974)	(44,001)
-Unallocated collections	(1)	(3,489)
-Allowances for loan losses	(476,651)	(270,495)
D. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	1,739,634	5,859,087
-Argentine Central Bank	61,102	2,712,765
-Amounts receivable for spot and forward sales to be settled	178,107	1,089,459
-Securities receivable under spot and forward purchases to be settled	721,481	881,605
-Premiums on options bought	71	558
-Unlisted negotiable obligations	81,018	111,773
-Other receivables not included in the debtor classification regulations	608,207	579,752
-Other receivables included in the debtor classification regulations	96,511	482,049
-Accrued interest receivable not included in the debtor classification regulations	9	33
- Accrued interest receivable included in the debtor classification regulations	591	11,506
-Allowances	(7,463)	(10,413)

The accompanying Notes 1 to 22 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Statement of Financial Condition

as of December 31, 2001 and 2000

(figures stated in thousands of US dollars)

		12.31.01	12.31.00
E.	**ASSETS UNDER FINANCIAL LEASES**	**44,237**	**17,151**
	-Assets under financial leases	44,748	17,333
	-Allowances	(511)	(182)
F.	**EQUITY INTERESTS IN OTHER COMPANIES**	**67,919**	**97,933**
	-In financial institutions	1,028	16,942
	-Other	82,133	90,602
	-Allowances	(15,242)	(9,611)
G.	**MISCELLANEOUS RECEIVABLES**	**381,481**	**299,465**
	-Receivables for assets sold	740	12,461
	-Shareholders	-	18
	-Other	405,808	297,451
	-Accrued interest on receivables for assets sold	14	13
	-Other accrued interest receivable	130	71
	-Allowances	(25,211)	(10,549)
H.	**FIXED ASSETS**	**283,324**	**263,855**
I.	**MISCELLANEOUS ASSETS**	**105,879**	**81,636**
J.	**INTANGIBLE ASSETS**	**225,802**	**169,438**
	-Goodwill	126,455	84,241
	-Organization and development expenses	99,347	85,197
K.	**UNALLOCATED ITEMS**	**30,978**	**7,847**
	TOTAL ASSETS	**12,651,727**	**16,741,137**

The accompanying Notes 1 to 22 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Statement of Financial Condition

as of December 31, 2001 and 2000

(figures stated in thousands of US dollars)

	12.31.01	12.31.00
LIABILITIES		
L. DEPOSITS	**6,127,996**	**8,903,774**
-Non-financial public sector	11,528	9,448
-Financial sector	17,614	3,848
-Non-financial private sector and residents abroad	6,098,854	8,890,478
-Current accounts	846,187	609,787
-Savings accounts	1,470,678	1,271,849
-Time deposits	3,148,110	6,677,631
-Investment accounts	80,598	11,150
-Other	493,440	237,649
-Accrued interest and quotation differences payable	59,841	82,412
M. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	**4,781,860**	**6,228,896**
-Argentine Central Bank	1,557,056	4,450
-Rediscounts to cover lack of liquidity	1,234,000	-
-Other	323,056	4,450
-Banks and international entities	752,070	903,352
-Unsubordinated negotiable obligations	839,177	1,222,100
-Amounts payable for spot and forward purchases to be settled	636,893	853,899
-Securities to be delivered under spot and forward sales to be settled	171,710	2,435,179
-Loans from domestic financial institutions	159,859	162,802
-Other	627,253	598,372
-Accrued interest and quotation differences payable	37,842	48,742
N. MISCELLANEOUS LIABILITIES	**169,797**	**152,179**
-Dividends payable	214	4
-Fees	2,841	11,710
-Other	166,737	140,453
-Adjustment and accrued interest payable	5	12
O. PROVISIONS	**34,637**	**16,069**
P. UNALLOCATED ITEMS	**11,302**	**10,534**
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	**117,639**	**108,856**
TOTAL LIABILITIES	**11,243,231**	**15,420,308**
SHAREHOLDERS' EQUITY	**1,408,496**	**1,320,829**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**12,651,727**	**16,741,137**

The accompanying Notes 1 to 22 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Memorandum Accounts

as of December 31, 2001 and 2000

(figures stated in thousands of US dollars)

	12.31.01	12.31.00
DEBIT	**16,461,169**	**12,233,512**
CONTINGENT	**12,698,951**	**6,172,916**
Loans obtained (unused balances)	2,500	2,448
Guarantees received	7,185,122	5,276,033
Contingencies re. contra items	5,511,329	894,435
CONTROL	**3,728,922**	**5,969,363**
Uncollectible loans	608,888	443,990
Other	2,640,051	5,349,945
Control re. contra items	479,983	175,428
DERIVATIVES	**8,029**	**24,562**
"Notional" value of put options bought	3,527	12,281
Derivatives re. contra items	4,502	12,281
TRUST ACCOUNTS	**25,267**	**66,671**
Trust funds	25,267	66,671
CREDIT	**16,461,169**	**12,233,512**
CONTINGENT	**12,698,951**	**6,172,916**
Loans granted (unused balances)	253,758	359,011
Guarantees provided to the Argentine Central Bank	4,320,391	531
Other guarantees provided included in the debtor classification regulations	340,827	387,022
Other guarantees provided not included in the debtor classification regulations	501,309	1,333
Other included in the debtor classification regulations	95,044	146,538
Contingencies re. contra items	7,187,622	5,278,481
CONTROL	**3,728,922**	**5,969,363**
Valuables to be credited	479,891	175,374
Other	92	54
Control re. contra items	3,248,939	5,793,935
DERIVATIVES	**8,029**	**24,562**
"Notional" value of call options written	743	12,281
"Notional" value of put options written	3,759	-
Derivatives re. contra items	3,527	12,281
TRUST ACCOUNTS	**25,267**	**66,671**
Trust liabilities re. contra items	25,267	66,671

The accompanying Notes 1 to 22 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Income Statement

For the fiscal year
commenced January 1, 2001 and ended December 31, 2001.
In comparative format with the previous year
(figures stated in thousands of US dollars)

		12.31.01	12.31.00
A.	**FINANCIAL INCOME**	**1,627,798**	**1,594,494**
	Interest on cash and due from banks	28,925	46,479
	Interest on loans to the financial sector	43,727	40,480
	Interest on overdraft facilities	116,391	114,519
	Interest on notes	629,778	577,264
	Interest on mortgage loans	201,239	166,205
	Interest on pledge loans	41,568	46,288
	Interest on credit card loans	166,310	171,487
	Interest on other loans	170,292	121,014
	Interest on other receivables resulting from financial brokerage	49,597	39,353
	Net income from government and corporate securities	71,661	135,582
	Net income from secured loans – Decree 1387/01	32,442	-
	Other	75,868	135,823
B.	**FINANCIAL EXPENSES**	**964,903**	**845,377**
	Interest on current account deposits	23,967	-
	Interest on savings account deposits	16,927	23,699
	Interest on time deposits	599,752	483,782
	Interest on loans from financial sector	7,183	3,073
	Interest on other liabilities resulting from financial brokerage	196,893	223,397
	Other interest	38,847	16,982
	Net loss on options	518	2,498
	Other	80,816	91,946
	GROSS BROKERAGE MARGIN	**662,895**	**749,117**
C.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES**	**457,695**	**254,646**
D.	**INCOME FROM SERVICES**	**524,990**	**464,155**
	Linked with lending transactions	149,637	98,440
	Linked with borrowing transactions	119,289	112,126
	Other commissions	46,375	34,291
	Other	209,689	219,298
E.	**EXPENSES FOR SERVICES**	**97,162**	**88,112**
	Commissions	47,515	43,391
	Other	49,647	44,721

The accompanying Notes 1 to 22 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Income Statement

For the fiscal year commenced January 1, 2001 and ended December 31, 2001.

In comparative format with the previous year

(figures stated in thousands of US dollars)

	12.31.01	12.31.00
G. ADMINISTRATIVE EXPENSES	**621,744**	**614,000**
Personnel expenses	317,510	307,188
Directors' and syndics' fees	16,078	31,757
Other fees	11,457	15,243
Advertising and publicity	24,748	32,600
Taxes	38,355	22,503
Other operating expenses	169,387	160,154
Other	44,209	44,555
NET INCOME/(LOSS) FROM FINANCIAL BROKERAGE	**11,284**	**256,514**
NET LOSS ON MINORITY INTEREST	**(10,056)**	**(51,017)**
H. MISCELLANEOUS INCOME	**331,046**	**74,108**
Net income from long-term investments	15,865	-
Penalty interest	3,172	3,575
Loans recovered and allowances reversed	38,089	41,679
Other	273,920	28,854
I. MISCELLANEOUS LOSSES	**140,035**	**56,762**
Net loss on long-term investments	-	8,202
Penalty interest and charges in favor of the Argentine Central Bank	49	359
Provision for losses on miscellaneous receivables and other provisions	37,898	12,209
Other	102,088	35,992
NET INCOME BEFORE INCOME TAX	**192,239**	**222,843**
K. INCOME TAX	**72,182**	**93,001**
NET INCOME FOR THE YEAR	**120,057**	**129,842**

The accompanying Notes 1 to 22 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Supplementary Accounting Information

Consolidated Statement of Cash Flows

For the fiscal year commenced January 1, 2001 and ended December 31, 2001.

In comparative format with the previous year

(figures stated in thousands of US dollars)

	12.31.01	12.31.00
Changes in cash		
Cash and due from banks at beginning of fiscal year	620,070	521,353
(Decrease) / Increase in cash	(102,769)	98,717
Cash and due from banks at end of fiscal year	**517,301**	**620,070**
Reasons for changes in cash		
Financial income collected	1,589,428	1,566,837
Income from services collected	524,574	464,155
Less:		
Financial expenses paid	(967,719)	(829,739)
Expenses for services paid	(95,507)	(88,112)
Administrative expenses paid	(552,961)	(555,925)
Cash provided by operations	**497,815**	**557,216**
Other sources of cash		
Net increase in deposits	-	795,224
Net increase in other liabilities resulting from financial brokerage	-	1,238,489
Net decrease in government and corporate securities	-	560,178
Net decrease in loans	507,349	-
Net decrease in other receivables resulting from financial brokerage	3,977,486	-
Capital contributions	5,507	112
Other sources of cash	401,337	85,273
Total sources of cash	**4,891,679**	**2,679,276**
Other uses of cash		
Net increase in government and corporate securities	(664,534)	-
Net increase in loans	-	(880,382)
Net increase in other receivables resulting from financial brokerage	-	(1,914,589)
Net increase in other assets	(397,807)	(162,738)
Net decrease in deposits	(2,718,661)	-
Net decrease in other liabilities resulting from financial brokerage	(1,490,539)	-
Net decrease in other liabilities	(124,543)	(116,450)
Cash dividends paid	(38,729)	(6,550)
Other uses of cash	(57,450)	(57,066)
Total uses of cash	**(5,492,263)**	**(3,137,775)**
(Decrease) / Increase in cash	**(102,769)**	**98,717**

The accompanying Notes 1 to 22 are an integral part of these financial statements.

NOTE 1: ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE ECONOMIC AND FINANCIAL POSITION OF THE COMPANY AND ITS CONSOLIDATED ENTITY

The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2: FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communiqué "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Económic Sciences (F.A.C.P.C.E.) and in line with the provisions of Resolution 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and General Resolution No. 392/2002 of the National Securities Commission.

NOTE 3: ACCOUNTING POLICIES

The consolidated financial statements have been prepared in line with Argentine Central Bank rules and Technical Pronouncements No. 4, 5, 6, 10 and 12 of the F.A.C.P.C.E., as called for by General Resolution No. 392/2002 of the National Securities Commission.

Below, are the most important accounting policies used in preparing the consolidated financial statements:

NOTE 3: (Continued)

a. Financial statement consolidation

The statements of financial condition, income statements and statements of cash flows of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis at December 31, 2001, whereas the financial statements of Banco de Galicia y Buenos Aires S.A. and Net investment S.A. had been consolidated on that basis at December 31, 2000.

Grupo Financiero Galicia S.A. obtained the controlling interest in Banco de Galicia y Buenos Aires S.A. and Net investment S.A. during the quarter ended September 30, 2000, and the controlling interest in Galicia Warrants S.A. and Sudamericana Holding S.A.., during the quarter ended September 30, 2001.

The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to Argentine Central Bank regulations. For this reason the Company has adopted the disclosure criteria followed by Banco de Galicia y Buenos Aires S.A..

Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards prevailing in Argentina.

The translation into pesos of the foreign branches' and subsidiaries' financial statements originally issued in foreign currency has been done in line with Argentine Central Bank rules and the provisions of Technical Pronouncement No. 13 of the F.A.C.P.C.E..

NOTE 3: (Continued)

The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation up to August 31, 1995. As called for by the control body's regulations, Banco de Galicia y Buenos Aires S.A. has discontinued the restatement of the financial statements since that date. This approach is accepted by professional accounting standards provided that the annual fluctuation in the price index applicable for the restatement is less than 8%. Since September 1, 1995, the fluctuation in the said index has been lower than the aforementioned percentage.

b. **Consistency of accounting policies**

The accounting policies used for preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by its controlling company.

The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:

b.1. – Foreign currency Assets and Liabilities

These are stated at the Banco de la Nación Argentina selling rate of exchange prevailing at the close of operations on the last business day of each fiscal year.

In the case of the US dollar, the exchange rate applied as of December 31, 2001 is $ 1 per US$ 1, as called for by General Resolution No. 392/02 of the National Securities Commission, Argentine Central Bank Communiqué "A" 3439 and the Convertibility Law 23938 in force at the close of these financial statements.

b.2. - Gold Bullion

This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

The procedure described in item b.1. was followed for translating it into Argentine currency.

(figures stated in thousands of US dollars)

NOTE 3: (Continued)

b.3. – Government and Corporate Securities

b.3.a. – Government Securities

I) Holdings of investment accounts securities:

Banco de Galicia y Buenos Aires S.A. has taken part with government securities held in investment accounts in the debt exchange transaction carried out by the National Government in line with Decree 648/01 published on May 17, 2001 and received Argentine Global External Bonds with a face value of 915,911,630, maturing in 2008 in exchange for them.

From June 1, 2001 to the time of the exchange mentioned in point b.4., holdings included in investment accounts were recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. This criterion was established by Argentine Central Bank Communiqué "A" 3278 dated June 1, 2001.

This changed the criterion applicable at that date, by which holdings included in investment accounts were recorded at cost, increased up to the maturity date based on the interest arising from the related coupon. This criterion was applied in the previous fiscal year.

As of December 31, 2000, the use of the net realizable value criterion for the position in investment accounts would lead to a decrease of $ 58,181 in the assets and shareholders' equity and to a decrease of $ 9,215 in the net income reported for the twelve-month period.

II) Holdings of trading securities:

These are stated at the closing quotation for each security at the end of the period, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses where applicable.

NOTE 3: (Continued)

III)Others - Listed:
These have been valued at their quotation, as indicated in point II) above.

IV)Unlisted:
These are valued at the acquisition cost plus income accrued up to the end of the year, where applicable.

b.3.b. - Listed Corporate Securities
These are valued at the quotation prevailing at the end of the year, net of estimated selling expenses, where applicable.

b.4. Secured Loans
Within the framework of decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a Libor rate plus 3% for floating rate loans. As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.
The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged must be recorded in an asset adjustment account and charged to income on a monthly basis, in proportion to the term of each of the secured loans received.

(figures stated in thousands of US dollars)

NOTE 3: (Continued)

As a result of the exchange transaction described above, Banco de Galicia y Buenos Aires S.A. has received Secured Loans for $ 3,751,124, of which $ 3,519,809 were recorded in the Loans – Principal amounts caption, $ 276,745 in respect of valuations and repo transactions and the gain of $ 45,430 resulting from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged was recorded in an asset adjustment account.

As established by Decree 1387/01, Sudamericana Holding S.A. has also participated in the exchange of national public debt securities for securities which as of September 30, 2001 had been recorded in the amount of $ 39,854 and did not produce any profits, as they had been valued according to the criterion described for Banco de Galicia y Buenos Aires S.A. and in accordance with professional accounting standards.

b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

Since January 1997 Banco de Galicia y Buenos Aires S.A. has been receiving placements subject to variable returns in line with the system envisaged by Argentine Central Bank Communiqué "A" 2482. The fixed return for each transaction is accrued in the manner mentioned in the first paragraph, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

NOTE 3: (Continued)

b.6. - Assets Under Financial Leases

These are stated at the acquisition cost less accumulated depreciation.

b.7. - Equity interests in other companies

b.7.a. - In financial institutions and supplementary and authorized activities

- **Controlled companies**

Argentine:

The equity investments in controlled companies are stated at their equity values.

Foreign:

These are valued using the equity method based on financial statements originally issued in foreign currency. For conversion into local currency the aforementioned procedure for foreign branches and subsidiaries was used. This procedure follows the guidelines established by the Argentine Central Bank in this respect and is in agreement with professional accounting standards.

- **Minority interests**

Argentine:

Those predating August 31, 1995 have been valued at their inflation-adjusted cost at that date.

Subsequent activity is stated at the current values of the period to which it corresponds, plus stock dividends.

Foreign:

These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.

The procedure mentioned in point b.1. was followed for conversion of foreign currency equity interests into local currency.

(figures stated in thousands of US dollars)

NOTE 3: (Continued)

b.7.b. - In other companies

- Minority interests

Argentine:

These equity investments are stated at their acquisition cost restated at August 31, 1995 for the amounts originated until that date. Subsequent activity has been stated at the current values of the period to which it corresponds, plus stock dividends.

The equity interests in Net Investment S.A., Sudamericana Holding S.A. and Galicia Warrants S.A. have been valued under the equity method. In addition, the Company has valued its equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. based on financial statements prepared as of September 30, 2001 and as of October 31, 2001, respectively.

Foreign:

These are stated at the acquisition cost, plus stock dividends, recognized at their face value.

The procedure referred to in point b.1. has been applied to translate foreign currency equity interests into local currency.

b.8. – Fixed assets and miscellaneous assets

Fixed assets and miscellaneous assets have been valued at cost, plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, which was also restated following the procedure mentioned in point a., less accumulated depreciation.

The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

The net book values of the assets, taken as a whole, are not in excess of their value to the business.

(figures stated in thousands of US dollars)

NOTE 3: (Continued)

b.9. - Other miscellaneous assets

Miscellaneous assets are valued at cost, less the corresponding accumulated depreciation.

Those predating August 31, 1995 have been restated following the procedure mentioned in point a..

The depreciation charges for these assets are calculated following the same criterion as that mentioned in the preceding section.

b.10. - Intangible assets

Intangible assets have been valued at their acquisition cost, less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

Those predating August 31, 1995 have been restated following the procedure mentioned in point a..

Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

The latter item includes the compensation and indemnities paid due to the personnel restructuring, in line with Communiqué "A" 1879, and supplementary ones and Resolutions No. 92/96 and No. 376/96 of the Argentine Central Bank.

(figures stated in thousands of US dollars)

NOTE 3: (Continued)

b.11. - Allowance for loan losses and provision for contingencies

The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communiqué "A" 2216 and supplementary ones.

In addition, considering the recent economic measures mentioned in Note 1 to the financial statements, which had a significant impact on the economic and financial situation of the customers of Banco de Galicia y Buenos Aires S.A., this entity decided to set up additional allowances of $ 39,076 for any possible non-compliance as of December 31, 2001, as mentioned in Note 6.

Argentine Central Bank Communiqué "A" 3418 resolved to extend for additional 31 days the term in arrears accepted for the permanence of borrowers in the normal and potential risk/inadequate performance categories.

b.12. - Shareholders' equity

The Shareholders' Equity accounts have been restated following the procedure mentioned in point a., except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values.

The adjustment stemming from the restatement of these accounts at August 31, 1995 in respect of the contributions received at that date was allocated to the "Equity Adjustment" account.

Income and expenses for the twelve-month period are stated in current values of the corresponding period except for the charges for assets consumed (depreciation of fixed assets and miscellaneous assets and amortization of intangible assets), which have been determined taking as a basis the values of those assets.

(figures stated in thousands of US dollars)

NOTE 3: (Continued)

b.13. - Income Tax

The loss on the holding of national government securities that were subject to the conversion of public debt into secured loans, as established by Decree 1505/2001 of the National Executive Branch, has generated a loss carry-forward for Banco de Galicia y Buenos Aires S.A. as of December 31, 2001.

Furthermore, Banco de Galicia y Buenos Aires S.A. proceeded to reverse the total balance of the tax amount covered by a provision as a result of the differences between the accounting and taxable net income corresponding to the valuation of the portfolio of government securities held in investment accounts, as the results that led to that additional charge have been exempted from the tax in accordance with the above decree 1505/2001 (See Note 6).

Although Banco de Galicia y Buenos Aires S.A. has determined an income tax loss carry forward, it is still required to pay the tax on minimum notional income.

Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date.

b.14. - Dismissal Indemnities

Banco de Galicia y Buenos Aires S.A. has expensed the dismissal indemnities paid, except for those generated by the personnel restructuring, which have been deferred in the Intangible Assets account, as indicated in point b.10. above.

The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Dismissal Indemnities".

At December 31, 2001 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately $ 86,251. At the end of the same period of the previous year, the total amount in this respect was $ 85,452.

(figures stated in thousands of US dollars)

NOTE 4: BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

The basic information concerning the controlled entities is disclosed in Note 13 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

For consolidation purposes, the financial statements of Net Investment S.A. cover the same period as that of the financial statements of Grupo Financiero Galicia S.A. and have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. and Net Investment B.V.. As of December 31, 2001, Net Investment S.A. held the following percentages of equity interests:

ISSUER COMPANY	% OF CAPITAL	% OF VOTES
B2Agro S.A.	93.75	93.75
Net Investment B.V.	100	100

The financial statements of Sudamericana Holding S.A. have been adapted to cover a period of nine months as of September 30, 2001, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.), Hartford Salud S.A., Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cía. de Seguros S.A. and Galicia Vida Cía. de Seguros S.A.. As of September 30, 2001, Sudamericana Holding S.A. held the following equity percentages:

(figures stated in thousands of US dollars)

NOTE 4: (Continued)

ISSUER COMPANY	% OF CAPITAL	% OF VOTES
Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.)	99.99	99.99
Hartford Salud S.A.	99.99	99.99
Instituto de Salta Seguros de Vida S.A.	90.00	90.00
Galicia Retiro Cía. de Seguros S.A.	99.99	99.99
Galicia Vida Cía. de Seguros S.A.	99.99	99.99

For consolidation purposes, at December 31, 2001 and 2000 the Consolidated Financial Statements of Banco de Galicia y Buenos Aires S.A. have been adapted to cover the same period as that of Grupo Financiero Galicia S.A. and include the assets, liabilities and results of the controlled entities detailed below:

as of December 31, 2001				
ISSUER COMPANY	SHARES		PERCENTAGE OF INTEREST HELD IN	
	TYPE	NUMBER	TOTAL CAPITAL	POSSIBLE VOTES
BANCO GALICIA URUGUAY S.A.	Ordinary	13,375	100.00	100.00
GALICIA CAPITAL MARKETS S.A.	Ord. esc.	99,990	99.99	99.99
GALICIA FACTORING Y LEASING S.A.	Ord. esc.	1,889,700	99.98	99.98
AGRO GALICIA S.A.	Ord. esc.	247,500	99.00	99.00
GALICIA VALORES S.A. SOC. DE BOLSA	Ord. esc.	999,996	99.99	99.99
GALICIA Y BS. AS. SECURITIES (UK) LTD.	Ordinary	500,000	100.00	100.00

as of December 31, 2000				
ISSUER COMPANY	SHARES		PERCENTAGE OF INTEREST HELD IN	
	TYPE	NUMBER	TOTAL CAPITAL	POSSIBLE VOTES
BANCO GALICIA URUGUAY S.A.	Ordinary	13,375	100.00	100.00
GALICIA CAPITAL MARKETS S.A.	Ord. esc.	99,990	99.99	99.99
GALICIA FACTORING Y LEASING S.A.	Ord. esc.	1,889,700	99.98	99.98
AGRO GALICIA S.A.	Ord. esc.	247,500	99.00	99.00
GALICIA VALORES S.A. SOC. DE BOLSA	Ord. esc.	999,996	99.99	99.99
GALICIA Y BS. AS. SECURITIES (UK) LTD.	Ordinary	500,000	100.00	100.00

(figures stated in thousands of US dollars)

NOTE 4: (Continued)

As of December 31, 2001				
	ASSETS	LIABILITIES	SHAREHOLDERS' EQUITY	RESULTS (*)
BANCO GALICIA URUGUAY S.A.	2,180,944	1,949,703	231,241	44,217
GALICIA CAPITAL MARKETS S.A.	29,425	21,405	8,020	3,373
GALICIA FACTORING Y LEASING S.A.	4,185	705	3,480	676
AGRO GALICIA S.A.	478	123	355	32
GALICIA VALORES S.A. SOC. DE BOLSA	6,335	2,431	3,904	647
GALICIA Y BS. AS. SECURITIES (UK) LTD.	1,621	274	1,347	357

(*) corresponding to the twelve-month period ended December 31, 2001.

as of December 31, 2000				
ISSUER COMPANY	ASSETS	LIABILITIES	SHAREHOLDERS' EQUITY	RESULTS (*)
BANCO GALICIA URUGUAY S.A.	2,260,835	2,073,811	187,024	38,188
GALICIA CAPITAL MARKETS S.A.	22,241	12,594	9,647	7,940
GALICIA FACTORING Y LEASING S.A.	3,147	344	2,803	359
AGRO GALICIA S.A.	1,063	740	323	43
GALICIA VALORES S.A. SOC. DE BOLSA	5,635	2,378	3,257	366
GALICIA Y BS. AS. SECURITIES (UK) LTD.	1,133	142	991	88

(**) corresponding to the twelve-month period ended December 31, 2000.

The Financial Statements of the controlled entities have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank.

In the case of Banco Galicia Uruguay S.A., the financial statements include that Company's special statement of financial condition, income statement and statement of cash flows, whose balances have been consolidated on a line-by-line basis with the special statement of financial condition, income statement and statement of cash flows of Banco de Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. has a 65.3405 % equity interest and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595 %.
The latter financial statements have been consolidated with those of Tarjetas Regionales S.A. and Galicia Pension Fund Limited, in which Banco Galicia (Cayman) Limited holds a 99.7 % and 100 % equity interest, respectively.

(figures stated in thousands of US dollars)

NOTE 4: (Continued)

In turn, since January 1, 2000, Galicia Pension Fund Limited financial statements have been consolidated with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, in which Galicia Pension Fund Limited holds a controlling interest of 99.985%.

The December 31, 2001 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.
The December 31, 2000 financial statements of Tarjetas Regionales S.A. had also been consolidated on a line-by-line basis with those of Tarjetas del Sur S.A.

a) At December 31, 2001 and 2000, the percentages directly held in those companies' capital stock are as follows:

Company	12.31.01	12.31.00
Tarjetas Cuyanas S.A.	60%	60%
Tarjetas del Mar S.A.	50%	50%
Tarjeta Naranja S.A.	80%	80%
Tarjeta Comfiar S.A.	60%	60%
Tarjetas del Sur S.A.	-	60%

b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

Company	12.31.01	12.31.00
Tarjeta Comfiar S.A.	32%	32%
Tarjetas del Sur S.A.	-	32%

Tarjeta Naranja S.A. financial statements as of December 31, 2001 and 2000 have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock.

(figures stated in thousands of US dollars)

NOTE 4: (Continued)

Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.

On March 29, 2001, Tarjeta Naranja S.A. (the "merging company") and Tarjetas del Sur S.A. (the "merged company") entered into a merger agreement, whereby all the assets, liabilities and shareholders' equity of Tarjetas del Sur S.A. were merged into those of Tarjeta Naranja S.A.
The addition of such assets, liabilities and shareholders' equity was made for the book values of the merged company.
As a result of the merger, the capital stock of Tarjeta Naranja S.A. increased by $ 6,600, so the new capital amounts to $ 18,600.

For purposes of the consolidation of those credit card management companies, the December 31, 2001 and November 30, 2000 financial statements of those companies have been used.

The financial statements of Galicia Capital Markets S.A. include the statement of financial condition, income statement and statement of cash flows of that company, whose balances have been consolidated on a line-by-line basis, with the statement of financial condition, income statement and statement of cash flows of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest and Galicia Equity Analysis S.A., in which it holds a 99.00% controlling interest.

NOTE 5: **MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES**

The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.

(figures stated in thousands of US dollars)

NOTE 5: (Continued)

The net income/(loss) of minority interests is disclosed in the Income Statement under "Net loss from Minority Interest".

At December 31, 2001 and 2000, the percentages of minority interest are as follows:

Company	12.31.01	12.31.00
Banco de Galicia y Bs. As. S.A.	6.41446%	6.60984%
Net Investment S.A.	0.80181%	0.82623%
Sudamericana Holding S.A.	0.80175%	-
Galicia Warrants S.A.	0.80181%	-
B2Agro S.A.	7.00169%	16.66667%
Net Investment B.V.	0.80181%	-
BtoB Comercial S.A.	-	0.82595%
Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.)	0.80175%	-
Hartford Salud S.A.	0.81002%	-
Instituto de Salta Seguros de Vida S.A.	10.72158%	-
Galicia Retiro Cía. de Seguros S.A.	0.80175%	-
Galicia Vida Cía. de Seguros S.A.	0.80175%	-

In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:

Company	12.31.01	12.31.00
Galicia Valores S.A. Sociedad de Bolsa	0.01%	0.01%
Galicia Capital Markets S.A.	0.01%	0.01%
Galicia Factoring y Leasing S.A.	0.02%	0.02%
Galicia Administradora de Fondos S.A. Soc. Gerente	0.015%	0.015%
Agro Galicia S.A.	1.00%	1.00%
Tarjeta Comfiar S.A.	8.00%	8.00%
Tarjetas Cuyanas S.A.	40.00%	40.00%
Tarjetas del Mar S.A.	50.00%	50.00%
Tarjeta Naranja S.A.	20.00%	20.00%
Tarjetas del Sur S.A.	-	8.00%
Galicia Advent Corporation Limited	42.11%	42.11%
Galicia Equity Analysis S.A.	1.00%	1.00%
Cobranzas Regionales S.A.	19.904%	19.904%

(figures stated in thousands of US dollars)

NOTE 6: EXTRAORDINARY RESULTS

In November 2001, Banco de Galicia y Buenos Aires S.A. settled structured notes in advance and the result obtained from this operation amounted to $ 22,924 (loss).

As a result of that mentioned in Note 3. b.13. relating to income tax, the total balance of the tax amount charged was reversed as a result of the differences between the accounting and taxable net income corresponding to the valuation of the portfolio of government securities held in investment accounts, which led to an extraordinary income for Banco de Galicia y Buenos Aires S.A. of $ 62,000.

Furthermore, taking into account the Argentine economic situation described in Note 1 to these financial statements, which might affect the possibility of recovery of the loan portfolio, Banco de Galicia y Buenos Aires S.A. set up an additional loan loss allowance of $ 39,076.

NOTE 7: RESTRICTED ASSETS

As of December 31, 2001, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as mentioned below:

a. Listed Funds and Government Securities

Banco de Galicia y Buenos Aires S.A. has deposited $ 4,902 in escrow as a guarantee towards third parties in respect of its own transactions. Also, $ 279,984 have been deposited to guarantee repo transactions with banks located abroad, in line with the provisions of Argentine Central Bank Communiqués "A" 2630 and "A" 2479.

Within the framework of Decree 979/2001 of the National Executive Branch, Banco de Galicia y Buenos Aires S.A. has advanced the National State funds on account of tax obligations and received in exchange Fiscal Credit Certificates for US$ 53,006 thousand, which have been recognized in Government Securities. These certificates may be used for settling taxes, under the conditions set out in that Decree, effective January 2003.

(figures stated in thousands of US dollars)

NOTE 7: (Continued)

b. Guarantee for Galtrust II, III, IV and V Financial Trusts

Mortgage Bills for $ 3,406 have been deposited in escrow as collateral for the contracts of the Individual Galtrust II, III, IV and V Financial Trusts, in respect of an Initial Minimum Amount of the Reserve Investments, according to contracts signed on December 17, 2001.

c. Special Accounts as Collateral for Transactions

Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of December 31, 2001 amounted to $ 60,306.

d. Deposits in favor of the Argentine Central Bank

These have been set up in line with Argentine Central Bank regulations:

- Communiqué "A" 1190	$	533
- Communiqué "A" 2923	$	1,224

e. Bank liquidity fund

As of December 31, 2001 Banco de Galicia y Buenos Aires S.A. has provided guarantees for US$ 500,000 thousand for the assistance received from the Bank Liquidity Fund.

f. Guarantees provided to the Argentine Central Bank

As of December 31, 2001, Banco de Galicia y Buenos Aires S.A. has provided guarantees in favor of the Argentine Central Bank for advances of $ 4,320,391 for assistance received to cover temporary lack of liquidity.

g. Equity interests in Other Companies

Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation, Inter American Development Bank and a syndicate of local institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

NOTE 7: (Continued)

According to the contract signed, in the event of a deficit in funds, Banco de Galicia y Buenos Aires S.A. and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform Banco de Galicia y Buenos Aires S.A. and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.

"Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.
- Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares
- Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.
- Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.
- Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.

(figures stated in thousands of US dollars)

NOTE 7: (Continued)

Furthermore, the ability to dispose of government agency securities and certificates of deposit belonging to the foreign branches for an amount of $ 29,056 is restricted, as they have been earmarked to comply with the requirements of the regulatory body of the country where they do business. As of the end of the same period of the previous fiscal year, the total amount of similarly restricted assets was $ 256,123.

In addition, as of December 31, 2001 and 2000 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of December 31, 2001 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 1,050. At the end of the same period of the previous fiscal year, its restricted assets totalled $ 945.

b. Agro Galicia S.A.:
As of December 31, 2001 Agro Galicia S.A. had one share of Mercado a Término de Buenos Aires S.A. securing an insurance covering its transactions for $ 36.
At that date, the Company had a time deposit certificate for US$ 12 thousand, delivered to Mercado a Término de Rosario S.A. to secure its transactions on that market.
Time deposit certificates for $ 165 had been granted to Mercado a Término de Buenos Aires S.A. to secure Agro Galicia S.A.'s transactions on that market, whereas time deposit certificates granted to Mercado a Término de Rosario S.A. for the same purpose amounted to US$ 1. Furthermore, third party guarantees provided to Mercado a Término de Buenos Aires S.A. to secure transactions on this market amounted to $ 681.

At the end of the same period of the previous fiscal year, the restricted assets totalled $ 621.

(figures stated in thousands of US dollars)

NOTE 7: (Continued)

c. Banco Galicia Uruguay S.A.:

As of December 31, 2001 and 2000, the company had provided third party guarantees for US$ 259 and US$ 388 thousand, respectively, to secure assets taken under financial leases.

d. Tarjeta Naranja S.A.:

As of November 30, 2000, the receivables provided by Tarjeta Naranja S.A. as collateral for the contracts entered into with the Financial Trust mentioned in Note 10 below amounted to $1,505.

NOTE 8: **TRUST ACTIVITIES**

In order to guarantee compliance with the obligations arising from contracts, the parties thereto have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. certain amounts of money, to be invested in time deposits, according to the following detail:

1) US$ 1,667 thousand, to comply with the obligations arising from the Freddo S.A.I.C.I. y A share purchase agreement.

2) US$ 21,328 thousand, in order to guarantee compliance with the obligations arising from the Musimundo S.A. share purchase agreement.

3) In order to guarantee compliance with the obligations arising from the Gasparini Gianni and others share purchase agreement, the buyers and sellers have agreed to deliver US$ 1,980 thousand in trust to Banco de Galicia y Buenos Aires S.A..

4) US$ 228 thousand, to comply with the obligations arising from the Menipal S.A. share purchase agreement.

NOTE 8: (Continued)

5) US$ 26 thousand, to comply with the obligations arising from the Service Corporation International Argentina S.R.L. share purchase agreement.

6) US$ 39 thousand, in order to guarantee compliance with the obligations arising from the trust agreement signed by Eduardo Sumic and Ericides Ciani.

The aforementioned amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with the contract stipulations.

NOTE 9: **NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES**

a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

a.1) At December 31, 2001, the Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:

ISSUE DATE	FACE VALUE (in thousands)	TERM	RATE	ISSUE AUTHORIZED BY THE NATIONAL SECURITIES COMMISSION
11.08.93	200,000	10 years	9.00 %	10.08.93

a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, at December 31, 2001, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:

ISSUE DATE	FACE VALUE (in thousands)	TERM	RATE	ISSUE AUTHORIZED BY THE NATIONAL SECURITIES COMMISSION
07.08.97	150,000	1,825 days	(1)	08.02.93 and 12.20.94

(1) On the interest payment dates falling due in August 2001 or before, Libor plus 1.625%

NOTE 9: (Continued)

a.3) The Shareholders' Meeting held on September 30, 1997 authorized the creation of a Global Program for a maximum total amount equivalent to US$ 500,000.

As of December 31, 2001 Banco de Galicia y Buenos Aires S.A. had the following short-term negotiable obligation issues outstanding:

ISSUE DATE	FACE VALUE (in thousands)	TERM	RATE	ISSUE AUTHORIZED BY THE NATIONAL SECURITIES COMMISSION
09.24.01	125,000	151 days	2.57%	02.19.98
10.22.01	62,500	123 days	2.35%	02.19.98
11.21.01	62,500	92 days	2.14%	02.19.98

a.4) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

At December 31, 2001, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

ISSUE DATE	FACE VALUE (in thousands)	TERM	RATE	ISSUE AUTHORIZED BY THE NATIONAL SECURITIES COMMISSION
12.20.00	44,444(*)	1,825 days	Libor plus 2%	04.22.98
06.11.01	10,667(*)	1,653 days	Libor plus 2%	04.22.98

(*) On December 20, 2001, the first installment was amortized and the face values of these negotiable obligations amount to $5,556 and $1,333, respectively.

The Meeting of Shareholders held on September 26, 2001 ratified the powers previously vested in the Board of Directors in connection with the programs referred to in sections a.3) and a.4) above.

(figures stated in thousands of US dollars)

NOTE 9: (Continued)

a.5) The Meeting of Shareholders held on September 26, 2001 approved the issue of subordinated negotiable obligations, convertible into ordinary, book-entry, class "B" shares, with a face value of $ 0.001 each and entitled to one vote per share, for a total amount of up to thousands of US$ 200,000. That meeting of shareholders vested the Board of Directors with the powers to set the issue terms and conditions, including the amount and date of issue. So far, the Board of Directors has not resolved this issue.

b) In addition, the New York branch launched a medium-term debt securities program for up to US$ 500,000, of which US$ 200,000 are outstanding at the end of the year.

As of December 31, 2001 and 2000, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was $ 658,653 and $ 1,117,741, respectively, and was used in accordance with the provisions of Communiqué "A" 1907 of the Argentine Central Bank for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in the above mentioned Communiqué.

c) Banco de Galicia y Buenos Aires S.A.'s controlled investees – Issue of negotiable obligations and other debt securities

In addition to those of Banco de Galicia y Buenos Aires S.A., the consolidated companies have the following negotiable obligation issues outstanding:

NOTE 9: (Continued)

ISSUER COMPANY	ISSUE DATE	FACE VALUE (in thousands)	TERM	RATE	SERIES
Tarjetas del Mar S.A.	10.12.01	8,000	90 days	16.77%	IX
Tarjeta Naranja S.A.	10.30.01	55,000	92 days	16.70%	XXIV
Tarjetas Cuyanas S.A.	10.30.01	10,000	85 days	16.10%	IX
Tarjeta Comfiar S.A.	11.08.01	25,000	68 days	16.22%	IX
Tarjeta Naranja S.A. (*)	11.13.01	20,000	65 days	17.18%	VI
Tarjetas Cuyanas S.A.	11.21.01	2,000	63 days	16.26%	X
Tarjeta Naranja S.A.	12.05.01	24,900	90 days	15.82%	XXV
Tarjetas del Mar S.A.	12.05.01	15,400	90 days	14.92%	X
Tarjeta Naranja S.A.	12.11.01	28,000	31 days	16.13%	XXVI
Tarjetas Cuyanas S.A.	12.11.01	5,000	31 days	15.51%	XI

(*) As a result of the merger agreement signed by Tarjeta Naranja S.A. and Tarjetas del Sur S.A., Tarjeta Naranja S.A. added the negotiable obligation issuance program of the merged company.

As of December 31, 2001, the following series of negotiable obligations had been approved, but not yet issued:

Tarjeta Naranja S.A., Series VII, amount of issue US$ 20,000 thousand, approved on November 26, 2001.
Tarjeta Naranja S.A., Series XXVII , amount of issue US$ 28,000 thousand, approved on December 12, 2001.
Tarjeta Naranja S.A., Series XXVIII, amount of issue US$ 27,500 thousand, approved on December 17, 2001.
Tarjeta Naranja S.A., Series XXIX, amount of issue US$ 27,500 thousand, approved on December 19, 2001.
Tarjetas Cuyanas S.A., Series XII, amount of issue US$ 10,000 thousand, approved on December 27, 2001.
In addition, in December 2000, Banco de Galicia y Buenos Aires S.A. and Barclays Bank PLC agreed on a financing plan for thousands of US$ 85,000 and for a term of 364 days, whereby Banco de Galicia y Buenos Aires S.A. obtained funds from international banks through a U.S. Commercial Paper Program secured by a letter of credit. The amount in force at the end of the year is US$ 82,553 thousand.

(figures stated in thousands of US dollars)

NOTE 10: TARJETA NARANJA CREDIT CARD TRUST IV FINANCIAL TRUST

On November 30, 2000, Tarjeta Naranja S.A. set up one financial trust, "Tarjeta Naranja Credit Card Trust IV" for US$ 35,000 thousand, which was terminated on February 1, 2001.

NOTE 11: DEPOSIT INSURANCE SYSTEM

Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

Pursuant to Communiqué "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 30 thousand denominated either in pesos or in foreign currency.

This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depósitos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

(figures stated in thousands of US dollars)

NOTE 11: (Continued)

Through Communiqué "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the aforesaid Fund on its placements.

As from September 2000, Argentine Central Bank Communiqué "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

As from December 2001, Argentine Central Bank Communiqué "A" 3358 resolved to increase the contribution to 0.03%. As of December 31, 2001 the normal contribution to the Deposit Insurance Fund amounted to $110,018, of which $15,631 correspond to the twelve-month period.

NOTE 12: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

As a result of the facts described in Note 1 to these financial statements, through resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

Furthermore, Argentine Central Bank Communiqué "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.

(figures stated in thousands of US dollars)

NOTE 13: NATIONAL SECURITIES COMMISSION (Comisión Nacional de Valores)

a) Resolutions No. 147/90, 178/91 and 252/94

In line with the requirements of the above mentioned resolutions, concerning the "Minimum Equity" that Banco de Galicia y Buenos Aires S.A. is required to have under Argentine Central Bank rules, we confirm that Banco de Galicia y Buenos Aires S.A. fulfilled these requirements in excess, and that such equity was fully paid up at the end of the fiscal year.

b) Resolution No. 161/90

As depository of the mutual funds "Fima Acciones", "Fima P.B. Acciones", "Fima Renta en Pesos", "Fima Renta en Dólares", "Fima Mix Plus", "Fima Mix", "Fima Renta Corto Plazo", "Fima Money Market en Pesos", "Fima Money Market en Dólares", "Fima Global Assets" and "Fima Renta Latinoamericana" and in compliance with Article 3 of the aforementioned Resolution, Banco de Galicia y Buenos Aires S.A. has a total of 323,232,577 units under custody for a market value of $ 190,529, which is included in the "Depositors of Securities in Custody" account.

In the same period of the previous fiscal year, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totalled 713,840,492 units and their market value amounted to $ 574,815.

NOTE 14: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to article 17 of Law No. 19,322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having article 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

(figures stated in thousands of US dollars)

NOTE 14: (Continued)

The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm

Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still subsists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection until the definitive judgment is issued about whether this supposed claim is applicable

This latter measure is firm. Concerning the matters at issue stated in the claim for a temporary restraining order filed, such claim has been sustained and it was resolved that OSBA does not have any legal authority to make verifications, assess possible debts or bring legal actions for tax collection, on the grounds of article 17, clause f) of Law 19,322.

This resolution was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.-

Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered.

In addition, the AFIP issued Order No. 6/99 ratifying Resolution No. 9/99, which holds that OSBA is a legal entity other than the ISSB, and therefore not having any legal authority to claim the contribution set by article 17, clause f) of Law 19,322.

Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly

(figures stated in thousands of US dollars)

NOTE 15: REGULATIONS ON BANK CURRENT ACCOUNTS

On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.

In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

In view of the above, on April 16, 1999, article 3 of Decree 347/99 of the National Executive Power established that:

"In the case of the fines resulting from applying article 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand dollars (US$ 15) and a maximum of two million dollars (US$ 2,000) for each institution, based on the number of non-compliances by each one".

In line with Argentine Central Bank Communiqué "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to article 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly.

(figures stated in thousands of US dollars)

NOTE 16: SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.
The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina.

Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.
As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000 thousand, Class B Debt Securities for a face value of US$ 200,000 thousand and Certificates of Participation for a face value of US$ 200,000 thousand

At year end, Banco de Galicia y Buenos Aires S.A. held Certificates of Participation in its portfolio for US$ 296,050.

NOTE 17: SETTING UP OF THE "GALTRUST II, III, IV and V" INDIVIDUAL FINANCIAL TRUSTS

At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

(figures stated in thousands of US dollars)

NOTE 17: (Continued)

The trustee of the those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina

Four financial trusts, Galtrust II, III, IV and V, were set up under the above-mentioned program. Mortgage bills and the issue of Certificates of Participation and Debt Securities under those trusts.

Banco de Galicia y Buenos Aires S.A. subscribed Certificates of Participation for a face value of US$ 62,643 thousand, in which it had a 100% interest, and the remaining Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Hartford Seguros de Vida S.A.

As of December 31, 2001, Banco de Galicia y Buenos Aires S.A. held Certificates of Participation in its portfolio for US$ 60,828, the New York Branch, $ 100,000 and Banco de Galicia Uruguay S.A., $ 72,716.

NOTE 18: **GALICIA 2004 AND 2005 TRUSTS**

On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of Banco de Galicia y Buenos Aires S.A.. The total amount of US$ 4,000 thousand transferred to the trustee by the Galicia 2004 Trust was used for the purchase of 855,442 shares and 189,116 ADS in Grupo Financiero Galicia S.A..

Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

(figures stated in thousands of US dollars)

NOTE 19: MUTUAL FUND ADMINISTRATION AND MANAGEMENT ACTIVITIES

Galicia Administradora de Fondos S.A. Sociedad Gerente manages and administers eleven mutual funds, for which Banco deGalicia y Buenos Aires S.A. is the depository bank (see Note 13 b)).

NOTE 20: CHANGE OF FINANCIAL CLOSING DATE

On September 26, 2001, the Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. resolved to change the financial closing date from June 30 to December 31 of each year.

Additionally, the consolidated entities included in the financial statements of Banco de Galicia y Buenos Aires S.A., the financial closing date of which until the previous period was June 30 of each year, have changed that date to December 31.

NOTE 21: CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those as of December 31, 2000, the previous financial closing date, in order to disclose the changes in those assets and liabilities during the fiscal year commenced January 1, 2001 and ended December 31, 2001 is as follows:

(figures stated in thousands of US dollars)

NOTE 21: (Continued)

	12.31.01	12.31.00
ASSETS		
LOANS	**9,125,263**	**9,241,440**
-To the non-financial public sector	3,974,437	2,615,335
-To the financial sector	86,607	508,924
-To the non-financial private sector and residents abroad	5,540,870	6,387,676
-Overdraft facilities	368,076	439,336
-Notes	1,764,903	2,245,759
-Mortgage loans	1,496,852	1,590,485
-Pledge loans	382,069	397,457
-Consumer loans	264,753	368,548
-Credit card loans	851,052	756,610
-Other	260,182	476,576
-Accrued interest and quotation differences receivable	177,958	160,395
-Documented interest	(24,974)	(44,001)
-Unallocated collections	(1)	(3,489)
-Allowances for loan losses	(476,651)	(270,495)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	**1,739,634**	**5,859,087**
-Argentine Central Bank	61,102	2,712,765
-Amounts receivable for spot and forward sales to be settled	178,107	1,089,459
- Securities receivable for spot and forward purchases to be settled	721,481	881,605
-Premiums on options bought	71	558
-Unlisted negotiable obligations	81,018	111,773
-Other not included in the debtor classification regulations	608,207	579,752
-Other included in the debtor classification regulations	96,511	482,049
-Accrued interest receivable not included in the debtor classification regulations	9	33
- Accrued interest receivable included in the debtor classification regulations	591	11,506
-Allowances	(7,463)	(10,413)

(figures stated in thousands of US dollars)

NOTE 21: (Continued)

	12.31.01	12.31.00
LIABILITIES		
DEPOSITS	**6,127,996**	**8,903,774**
-Non-financial public sector	11,528	9,448
-Financial sector	17,614	3,848
-Non-financial private sector and residents abroad	6,098,854	8,890,478
-Current accounts	846,187	609,787
-Savings accounts	1,470,678	1,271,849
-Time deposits	3,148,110	6,677,631
-Investment accounts	80,598	11,150
-Other	493,440	237,649
-Accrued interest and quotation differences payable	59,841	82,412
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	**4,781,860**	**6,228,896**
-Argentine Central Bank	1,557,056	4,450
-Rediscounts to cover lack of liquidity	1,234,000	-
-Other	323,056	4,450
-Banks and international entities	752,070	903,352
-Unsubordinated negotiable obligations	839,177	1,222,100
-Amounts payable for spot and forward purchases to be settled	636,893	853,899
-Securities to be delivered under spot and forward sales to be settled	171,710	2,435,179
-Loans from domestic financial institutions	159,859	162,802
-Other	627,253	598,372
-Accrued interest and quotation differences payable	37,842	48,742

NOTE 22: SUBSEQUENT EVENTS

On January 15, 2002, the Extraordinary Meeting of Shareholders of Tarjetas Regionales S.A. resolved to increase the capital stock to $ 103,834 through the issue of 70,734,148 ordinary book entry shares with a face value of $1 each and entitled to one vote per share. Those shares have been fully subscribed and paid up by the shareholder Banco de Galicia y Buenos Aires S.A. Accordingly, the new percentages of equity interests held by the shareholders in that company are as follows: Banco de Galicia y Buenos Aires S.A. 68.22% of the capital stock and voting rights and Banco de Galicia (Cayman) Ltd., the remaining 31.78%.

(figures stated in thousands of US dollars)

NOTE 22: (Continued)

On January 11, 2002, Tarjetas del Mar S.A. received $ 11,200 from Banco de Galicia y Buenos Aires S.A. for a 60-day loan to settle Series IX Negotiable Obligations upon maturity.

On March 4, 2002, the Company informed the Buenos Aires Stock Exchange and the National Securities Commission that it had resolved to propose that the holders of Series X Negotiable Obligations for $ 15,400 and maturing on March 5, 2002 extend the maturity term up to 120 days, during which the corresponding interest will be acknowledged and payable on a monthly basis in advance, at a rate of interest of 14.92% per annum.

On January 15, 2002, Series IX Negotiable Obligations for US$ 25,000 thousand issued by Tarjeta Comfiar S.A. matured and was settled upon maturity with a loan obtained from Banco de Galicia y Buenos Aires, Grand Cayman subsidiary, for US$ 22,423 and the remaining principal amount of US$ 2,577 was settled in pesos at a rate of exchange of $ 1.40 per US$ 1, through a loan for $909 received from Banco de Galicia y Buenos Aires.

On January 17, 2002, Tarjeta Naranja S.A. placed all the Series XXVII Negotiable Obligations for US$ 28,000 thousand, for a 344 day-term.

On January 18, 2002, that Company placed all the Series VII Negotiable Obligations stemming from its merger with Tarjetas del Sur S.A. and extended their maturity term for 150 days, during which the corresponding interest will be acknowledged and a proposal for the settlement of the total debt will be prepared. That Company also settled Series VI Negotiable Obligations stemming from that merger.

On January 30, 2002, that company placed all the Series XXVIII and XXIX Negotiable Obligations for US$ 27,500 thousand and settled Series XXIV.

As of April 29, 2002, US$ 12,200 thousand of Series XXV Negotiable Obligations, which matured on March 2002 and their face value was US$ 24,900 thousand, were still pending settlement.

(figures stated in thousands of US dollars)

NOTE 22: (Continued)

On January 11, 2002, Tarjetas Cuyanas S.A. settled Series IX Negotiable Obligations and as a result, a liability of $8,000 with Tarjeta Naranja S.A. remained.

On January 23, 2002, Series XII Negotiable Obligations for US$ 12,000 thousand, maturing on April 23, 2002, were issued. The maturity term was extended for 150 days, during which interest will be acknowledged and a proposal for the payment of the total debt will be prepared. Series IX and X Negotiable Obligations were settled.

Grupo Financiero Galicia S.A.

Statement of Financial Condition as of December 31, 2001 and 2000

(figures stated in thousands of US dollars)

(Note 2)

	12.31.01	12.31.00		12.31.01	12.31.00
ASSETS			**LIABILITIES**		
CURRENT ASSETS			**CURRENT LIABILITIES**		
Cash and due from banks (Notes 3 and 14 and Schedule G)	162	110	Bank loans (Note 6)	-	102
Investments (Notes 12, 14 and 20 and Schedules C and G)	65,912	67,927	Social security liabilities (Notes 7 and 12)	163	136
Fiscal credits (Notes 4 and 12)	459	61	Tax liabilities (Notes 8 and 12)	20	12
Other receivables (Notes 5 and 12 and Schedule G)	281	267	Other liabilities (Notes 9, 12 and 14 and Schedule G)	919	380
Total Current Assets	66,814	68,365	**Total Current Liabilities**	1,102	630
NON-CURRENT ASSETS					
Fiscal credits (Notes 4 and 12)	240	202	**NON-CURRENT LIABILITIES**		
Other receivables (Note 12)	1	1	Other liabilities (Notes 9 and 12)	3	3
Investments (Notes 12 and 13 and Schedule C)	1,332,739	1,249,666	**Total Non-current Liabilities**	3	3
Fixed assets (Schedule A)	630	453	**Total Liabilities**	1,105	633
Intangible assets (Schedule B)	9,177	2,775	**SHAREHOLDERS' EQUITY**		
Total Non-current Assets	1,342,787	1,253,097	(per related statement)	1,408,496	1,320,829
Total Assets	1,409,601	1,321,462	**Total Liabilities and Shareholders' Equity**	1,409,601	1,321,462

The accompanying Notes 1 to 21 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Income Statement

For the fiscal year commenced January 1, 2001
and ended December 31, 2001.
In comparative format with the previous year
(figures stated in thousands of US dollars)
(Note 2)

	12.31.01	12.31.00
Net income from long-term investments (Schedule E)	123,898	130,592
Administrative expenses (Note 14 and Schedule H)	(4,799)	(1,026)
Other income	424	240
Financial gains (Notes 11 and 14)	534	36
Net income for the year	120,057	129,842

The accompanying Notes 1 to 21 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Statement of Changes in Shareholders' Equity

For the fiscal year commenced January 1, 2001

and ended December 31, 2001.

In comparative format with the previous year

(figures stated in thousands of US dollars)

(Note 2)

Item	Shareholders' contributions (Notes 10 and 16)					Retained earnings (Note 15)					Total shareholders' equity as of 12.31.01	Total shareholders' equity as of 12.31.00
	Subscribed capital	Capital adjustment	Non-capitalized contributions		Total	Reserved profits			Total	Unappropriated retained earnings		
			Issuance premiums	Irrevocable contributions		Legal Reserve	Discretionary reserve	Other reserves				
Balances at beginning of year	1,092,407	-	79,251	-	1,171,658	890	18,439	-	19,329	129,842	1,320,829	577,579
Distribution approved by the ordinary shareholders' meeting held on March 15, 2001:												
- legal reserve	-	-	-	-	-	6,492	-	-	6,492	(6,492)	-	-
- discretionary reserve	-	-	-	-	-	-	90,000	-	90,000	(90,000)	-	-
- cash dividends	-	-	-	-	-	-	-	-	-	(32,390)	(32,390)	-
Capital increase approved by extraordinary shareholders' meeting held on May 16, 2000	-	-	-	-	-	-	-	-	-	-	-	613,408
Net income for the year	-	-	-	-	-	-	-	-	-	120,057	120,057	129,842
Balances as of 12. 31.01	1,092,407	-	79,251	-	1,171,658	7,382	108,439	-	115,821	121,017	1,408,496	1,320,829

The accompanying Notes 1 to 21 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

Statement of Cash Flows

For the fiscal year commenced January 1, 2001
and ended December 31, 2001.
In comparative format with the previous year
(figures stated in thousands of US dollars)
(Note 2)

	12.31.01	12.31.00
CHANGES IN CASH		
Cash at beginning of year	110	22
Increase in cash	52	88
Cash at end of year	162	110
REASONS FOR CHANGES IN CASH		
Less:		
Ordinary expenses paid	(3,178)	(1,136)
Plus:		
Other ordinary income collected	5,527	520
Cash provided by/(used in) ordinary operations	**2,349**	**(616)**
Increase in short-term debts	-	121
Dividends collected	53,344	90,933
Other sources of cash	2,139	-
Total sources of cash	**55,483**	**91,054**
Decrease in short-term debts	(601)	(32)
Increase in fixed assets	(124)	(360)
Increase in long-term investments	(24,220)	(11,145)
Dividends paid	(32,390)	-
Other uses of cash	(445)	(78,813)
Total uses of cash	**(57,780)**	**(90,350)**
Increase in cash	**52**	**88**

The accompanying Notes 1 to 21 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

(figures stated in thousands of US dollars)

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. As from December 21, 2001 all working days until the closing of the financial year were declared exchange holidays. Subsequently, the Government declared default on the external debt.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 410 dated March 1, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date on which these financial statements were prepared.

Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and affect the economic and financial situation of the Company and/or its controlled entities:

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

Exchange system

On January 6, 2002 a new exchange system was established that created an official and a free exchange market. In principle, export activities, import of goods and certain financial activities that had first been subject to rescheduling to extend the original due dates were to be carried out on the official market.

The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was $ 1.40 per US$ 1. Quotations on the free market would be set by supply and demand. On January 11, 2002 when the exchange market was opened, Banco de la Nación Argentina published the first quotation for the free market at $ 1.60 per US$ 1 (selling rate) and $ 1.40 per US$ 1 (buying rate).

On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank.

Loans from the non-financial private sector and assets under financial leases

a) Pursuant to the above mentioned Decree N° 214, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection b) below, whatever their amount and nature, will be converted to pesos at the exchange rate of $ 1 per U$S 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index (CER) and a maximum interest rate to be determined by the Argentine Central Bank will be applied to these debts.

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

b) As established by Decree 410 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions and the credit card balances for consumption made outside Argentina are not included in the conversion to pesos at the rate of $ 1 per U$S 1 established by article 1 of Decree 214.

Loans and obligations of the financial sector

As established by Decree 410, interbank loans in foreign currency in force at February 3, 2002 will be converted to pesos at a rate of $ 1.40 per U$S 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.

Deferral of the deduction of the exchange difference for income tax purposes

Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law 25561 and supplementary decrees (January 6, 2002) shall only be deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the law.

Deposits and obligations with the public and private sectors

Under the terms of Decree 214, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions will be converted to pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency.

Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded.

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

As from February 3, 2002 a reference stabilization index (CER) and annual nominal interest rates of 7% and 2%, respectively, will be applied to the peso and foreign currency deposits rescheduled. In addition, the owners of those deposits may opt to receive Government bonds in substitution for them, regardless of their amounts.

Depositors may exercise the option described in the preceding paragraph up to and including April 30, 2002, pursuant to Decree 620 dated April 16, 2002 and Resolution 46 issued by the Ministry of Economy.
Financial institutions bound to depositors that opt to deliver government securities must transfer to the National State sufficient assets to pay those securities.

Decree 410 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted to pesos at the $1=US$1 exchange rate, as established by article 1 of Decree 214, provided they are transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. Nor will the conversion into pesos include those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.

Public debt

Decree 471 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by the Argentine law, will be converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index (CER).
In addition, the obligations of the National Public Sector converted to pesos as explained earlier will accrue interest at an annual 2% rate as from February 3, 2002, while the obligations of the Provincial and Municipal Public Sectors will accrue interest at an annual 4% rate as from that date.

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

Other assets and liabilities

As established by Decree 410, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets will not be converted to pesos at the $ 1 = US$ 1 exchange rate as established by article 1 of Decree 214.

Decree 410 also established that:

a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, will be converted to pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.

b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available, will be converted to pesos at the exchange rate of $ 1.40 per US$ 1.

Bankruptcy proceedings

On January 30, 2002, Law 25563 on bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:

a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in bankruptcy proceedings, whether they be made extrajudicially or in execution of judgment. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period, unless there is an express agreement by creditors.

b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in article 85 of Law 24522.

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

c) Access to credit of insolvent individuals and legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies.

d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them.

Legal actions requesting protection of constitutional guarantees

As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. As of April 19, 2002, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to $ 11,423 and US$ 130,861 thousand.

At that date, in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of $ 137,803 and US$ 11,492 thousand in respect of reimbursement of deposits in pesos and foreign currency.

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

Furthermore, the above mentioned Decree 214, as amended by Decree 320 dated February 15, 2002, in turn amended and complemented by the Public Emergency and Exchange System Reform Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules, has regulated the method of proceeding in those lawsuits and of admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner.

Compensation to be granted to financial institutions

The above mentioned Decree No. 214 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above.

As provided for by Decrees 214 and 410, a significant portion of assets and liabilities in foreign currency which formed part of the net position in foreign currency, were converted to pesos at different exchange rates. At the date of issue of these financial statements, the Argentine Central Bank had not defined the criteria for determining the above mentioned compensation and its effect on the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A..

For this reason, once all the effects of Law 25561 and regulatory decrees and norms have become known, Banco de Galicia y Buenos Aires S.A., a financial institution controlled by the Company, will publish a pro-forma balance sheet, as required by Argentine Central Bank Communiqué "A" 3574.

NOTE 1: (Continued)

Valuation of balances denominated in US dollars

As established by Pronouncement 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392/02 of the National Securities Commission, as of December 31, 2001 assets and liabilities denominated in US dollars were valued at the rate of exchange of $ 1 per US$ 1 or its equivalent in any other foreign currency.

Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

The situation described above affected Banco de Galicia y Buenos Aires S.A., a financial institution controlled by the Company, leading to lack of liquidity as a result of the drop in deposits, and made it necessary for that bank to request financial assistance from the Argentine Central Bank.

At the date of preparing these financial statements, the amount of deposits with Banco de Galicia y Buenos Aires S.A. amounted to approximately $3,538,758, whereas the assistance received from the Argentine Central Bank to cover temporary lack of liquidity amounted to $3,111,203.

Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to that body a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which contemplates the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its deposits and to achieve significantly higher capitalization levels, exceeding those required by regulations and that will lead major foreign financial institutions to express their willingness to continue to provide support to Banco de Galicia y Buenos Aires S.A. in this new stage.

(figures stated in thousands of US dollars)

NOTE 1: (Continued)

The strengthening of liquidity would be achieved as follows:

- Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of $ 400,000, which were subscribed by domestic financial institutions during the first days of April.
- Loan from the Deposit Guarantee Fund (FDG) for US dollars equivalent to $ 200,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180-day LIBOR rate plus 300 basis points.
- Loan from the Trust Fund for the Assistance to Financial Institutions and Insurance companies for US dollars equivalent to $ 100,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at the LIBOR rate plus 400 basis points, with a floor of 8.07%.

As regards the capitalization of Banco de Galicia y Buenos Aires S.A. within the framework of global renegotiation of its foreign debt, the addition of basic and/or complementary capital is expected to take place through the subscription by foreign creditor banks of ordinary shares or subordinated debt whether convertible or not into ordinary shares, at the option of the participating banks, for a total amount of up to US$ 300,000 thousand.

At the date of preparing these financial statements, major foreign institutions had expressed their willingness to participate in this process and a Steering Committee was pending creation to obtain the necessary number of consents. Furthermore, Banco de Galicia y Buenos Aires S.A. has made progress in its negotiations with other institutions which, together with the above mentioned entities, represent the most important foreign creditors of Banco de Galicia y Buenos Aires S.A. This process is expected to have been completed by June 30, 2002.

NOTE 1: (Continued)

Additionally, the plan contemplates redefining the foreign branches and readapting their organizational and corporate structure to ensure the Bank's presence and profitability within the new context of development of the Argentine financial system.

The plan for redefining the foreign branches includes the Restructuring Plan involving the New York Branch of Banco de Galicia y Buenos Aires S.A., submitted to the Office of the Comptroller of the U.S. Treasury, in order to reduce and eventually discontinue the operations carried out by the New York Branch in an orderly manner. That plan contemplates offering creditors to transfer their debts to the Parent Company of Banco de Galicia y Buenos Aires S.A.

Furthermore, the Bank has requested temporary exemption from compliance with the corresponding technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the plan and during its implementation, pursuant to the Law on financial Institutions No. 21526.

The economic plan has been submitted to the consideration of the Argentine Central Bank authorities.

The situation described above also affected the financial institutions controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd..

On February 7, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay stating that its temporary lack of liquidity prevented it from continuing to face the withdrawal of deposits and requested from that entity the temporary suspension of its operations, in order to preserve its ability to reimburse all deposits in an orderly manner.

NOTE 1: (Continued)

On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days. This intervention is being made without removing the current by-law authorities of that bank.

Banco de Galicia Uruguay S.A. and its subsidiary Banco de Galicia (Cayman) Ltd. are in the process of rescheduling their obligations, taking into consideration the estimated terms for the recovery of their assets.

On April 3, 2002, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to capitalize the latter company compensating 50% of the possible effect of the conversion into pesos of the credit portfolio transferred to it.

In view of the situation described and considering the impossibility of continuing to meet duly and in time the obligations undertaken with foreign creditors, the Board of Directors of Banco de Galicia y Buenos Aires S.A. decided to renegotiate those obligations.

It negotiated with the financial institutions and the multilateral credit entities the extension of the maturities of the principal amounts until it can establish a debt renegotiation schedule.

The Galicia Capitalization and Liquidity Plan envisages that the rescheduling of the foreign trade lines and the financial debt is to be redefined by the middle of 2002, including the debt programs with multilateral credit entities, and that the capitalization process mentioned in the preceding paragraph and the restructuring of the negotiable obligations with investors will have already been concluded by then.

NOTE 1: (Continued)

The extension of the maturities has been requested under the following terms and conditions:

- Equitable treatment of all creditors,
- Interest and commission payments to prevent debts from becoming due and payable,
- Extension of the foreign trade operations.

The consolidated amounts involved in the renegotiation of the external liabilities of Banco de Galicia y Buenos Aires S.A. are as follows:

- US$ 147,000 thousand for foreign trade lines,
- US$ 1,029,000 thousand for debt programs, negotiable obligations and financial loans,
- US$ 469,000 thousand for debt programs with multilateral credit entities.

The impact generated by all these measures adopted to date by the Government on the financial situation of Grupo Financiero Galicia S.A. and its controlled entities could not be estimated by the Company Management, as the Argentine Central Bank has not yet defined the criteria for determining the compensation to be given to the financial institutions mentioned above and at the date of preparing these financial statements there is uncertainty as to the final resolution of the situations mentioned in the preceding paragraphs. Therefore, the financial statements of Grupo Financiero Galicia S.A. do not report all the adjustments and/or reclassifications that could result from the above and other measures not yet issued. Furthermore, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of the financial system and the Company and its controlled entities in particular.

Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

(figures stated in thousands of US dollars)

NOTE 2: FINANCIAL STATEMENT PRESENTATION BASIS

In compliance with the provisions of General Resolution No. 368/2001 of the National Securities Commission, these financial statements are presented in line with the disclosure and valuation standards contained in Technical Pronouncements Nos. 5, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences and in line with the requirements of Pronouncement 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and General Resolution No. 392/02 of the National Securities Commission.

These financial statements, together with notes and schedules are presented in pesos, and are in compliance with the provisions of Resolution No. 8/95 of the Superintendency of Corporations.

Certain balances corresponding to the fiscal year ended December 31, 2000 have been reclassified to conform them to the current year presentation.

The principal accounting policies used for preparing the financial statements are described below.

a. Assets and Liabilities in local currency

Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated in the currency value prevailing at year end, so they do not require any adjustment whatsoever.

b. Foreign currency Assets and Liabilities

Assets and liabilities in US dollars which include, where applicable, the financial results accrued up to the closing date, have been valued at the exchange rate of $1 = US$1, in line with Resolution 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution 392/02 of the National Securities Commission.

NOTE 2: (Continued)

c. Investments

c.1. Current

Time deposits and special current account deposits have been valued at their face value, plus interest accrued as of year end.

c.2. Non-current

This caption includes the equity interests held in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Sudamericana Holding S.A., Galicia Warrants S.A., Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.), Galicia Retiro Cía. de Seguros S.A. and Galicia Vida Cía. de Seguros S.A.

The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for under the equity method as of December 31, 2001.

The equity interests in Sudamericana Holding S.A., Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.), Galicia Retiro Cía. de Seguros S.A. and Galicia Vida Cía. de Seguros S.A. have been accounted for under the equity method, based on the September 30, 2001 financial statements and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with the guidelines of Technical Pronouncement No. 5 of the F.A.C.P.C.E.

The equity interest held in Galicia Warrants S.A. has been accounted for under the equity method, based on the October 31, 2001 financial statements and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with the guidelines of Technical Pronouncement No. 5 of the F.A.C.P.C.E.

NOTE 2: (Continued)

d. **Fixed assets**

Fixed assets have been valued at their acquisition cost net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate properties.

The index-adjusted net book values of the assets, taken as a whole, do not exceed their estimated recoverable value.

e. **Intangible assets**

Intangible assets have been valued at their acquisition cost, net of the corresponding accumulated amortization, calculated based on their estimated useful life.
Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months.

f. **Shareholders' Equity**

f.1. The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.

The other shareholders' equity accounts have been stated in the currency value of the period to which they correspond.

f.2. Income and expense accounts

The net income for the year has been stated in the currency value of the period to which it corresponds.

(figures stated in thousands of US dollars)

NOTE 2: (Continued)

g. Statement of cash flows

Cash and due from banks are considered as cash.

NOTE 3: CASH AND DUE FROM BANKS

The breakdown of this caption was as follows:

	12.31.01	12.31.00
Cash	6	7
Banks – current accounts (Note 14 and Schedule G)	156	5
Checks for deposit	-	98
Total	162	110

NOTE 4: FISCAL CREDITS

The breakdown of this caption was as follows:

Current	12.31.01	12.31.00
Tax on minimum notional income	143	61
Income tax withholdings	156	-
Credit – Law 25413	160	-
Total	459	61

Non-current	12.31.01	12.31.00
Income tax credit	171	171
Assets tax prepayment	-	1
Assets tax credit	-	3
Freely available balance – General Resolution 4297/97	4	4
Credit – Law 23549 mandatory savings	4	4
Minimum notional income tax credit	61	19
Total	240	202

(figures stated in thousands of US dollars)

NOTE 5: OTHER RECEIVABLES

The breakdown of this caption was as follows:

	12.31.01	12.31.00
Prepaid insurance (Schedule G)	276	75
Prepaid expenses (Schedule G)	5	4
Sundry debtors	-	62
Advances to suppliers	-	126
Total	281	267

NOTE 6: BANK LOANS

The breakdown of this caption was as follows:

	12.31.01	12.31.00
Overdraft facility	-	102
Total	-	102

NOTE 7: SOCIAL SECURITY LIABILITIES

The breakdown of this caption was as follows:

	12.31.01	12.31.00
Integrated Pension and Survivors' Benefit System	2	10
Health care plans	2	3
Provision for bonuses	39	32
Directors' and syndics' fees accrual	120	91
Total	163	136

(figures stated in thousands of US dollars)

NOTE 8: TAX LIABILITIES

The breakdown of this caption was as follows:

	12.31.01	12.31.00
Turnover tax payable	4	2
Income tax withholdings to be deposited	16	10
Total	20	12

NOTE 9: OTHER DEBTS

The breakdown of this caption was as follows:

Current	12.31.01	12.31.00
Sundry creditors (Schedule G)	79	7
Expense accrual (Note 14 and Schedule G)	837	370
Directors' qualification bond	3	3
Total	919	380

Non-current	12.31.01	12.31.00
Directors' qualification bond	3	3
Total	3	3

NOTE 10: CAPITAL STATUS

As of December 31, 2001, the capital status of the Company was as follows:

Capital	Face value	Approved by		Date of registration with the Public Registry of Commerce
		Body	Date	
Subscribed, issued, paid-in and registered	1,092,407	Extraordinary shareholders' meeting Board of Directors	05.16.00 07.24.00 and 07.26.00	08.09.00
Total	1,092,407			

(figures stated in thousands of US dollars)

NOTE 11: FINANCIAL GAINS/(LOSSES)

The breakdown of this caption was as follows:

	12.31.01	12.31.00
Mutual Fund yield	25	129
Interest on time deposits(*)	497	87
Gain on corporate securities	-	11
Interest on overnight deposits (*)	-	-
Interest on special current account deposits(*)	12	-
Interest paid (*)	-	(191)
Total financial gain	534	36

(*) Balances net of eliminations corresponding to intercompany transactions (per Article 33 of Law 19550). See Note 14.

NOTE 12: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

At December 31, 2001 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

	Fiscal credits	Other receivables	Investments	Social security liabilities	Tax liabilities	Other debts
Falling due within:						
1st Quarter	-	276	65,912 (*)	4	20	485
2nd Quarter	459	5	-	120	-	434
3rd Quarter	-	-	-	39	-	-
4th Quarter	-	-	-	-	-	-
After one year	-	-	-	-	-	3
Subtotal falling due	459	281	65,912	163	20	922
Without any set due date	240	1	1,332,739	-	-	-
Past due	-	-	-	-	-	-
Total	699	282	1,398,651	163	20	922
Non-interest bearing	699	282	1,332,739	163	20	922
At a fixed rate	-	-	65,912	-	-	-
Total	699	282	1,398,651	163	20	922

(*) See note 20.

(figures stated in thousands of US dollars)

NOTE 13: EQUITY INTERESTS IN OTHER COMPANIES

The breakdown of long-term investments was as follows:

as of 12.31.01						
Issuer company	Shares		Percentage of interest held in		Principal line of business	Face value per share
	Type	Number	Total Capital	Possible votes		
Banco de Galicia y Buenos Aires S.A.	Ordinary class "A"	101			Financial activities	0.001
	Ordinary class "B"	438,599,602				0.001
	Total	438,599,703	93.585537%	93.585542%		
Net Investment S.A.	Ordinary	10,500	87.50%	87.50%	Financial and investment activities	0.001
Sudamericana Holding S.A.	Ordinary class "A"	31,302			Investment activities	0.001
	Ordinary class "B"	41,735				0.001
	Total	73,037	87.500899%	87.500899%		
Galicia Warrants S.A.	Ordinary	175,000	87.50%	87.50%	Issuer of warehouse receipts and warrants	0.001
Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.)	Ordinary	1	0.000597%	0.000597%	Life insurance	0.010
Galicia Retiro Cia. de Seguros S.A.	Ordinary	1	0.000134%	0.000134%	Retirement insurance	0.001
Galicia Vida Cia. de Seguros S.A.	Ordinary class "C"	1	0.000150%	0.000150%	Life insurance	0.010

as of 12.31.00						
Issuer company	Shares		Percentage of interest held in		Principal line of business	Face value per share
	Type	Number	Total Capital	Possible votes		
Banco de Galicia y Buenos Aires S.A.	Ordinary class "A"	101			Financial activities	0.001
	Ordinary class "B"	437,683,955				0.001
	Total	437,684,056	93.39016%	93.39017%		
Net Investment S.A.	Ordinary	10,500	87.50%	87.50%	Financial and investment activities	0.001
Sudamericana Holding S.A.	Ordinary	31,302	37.500899%	37.500899%	Investment activities	0.001
BtoB Comercial S.A.	Ordinary	3,000	25%	25%	Services	0.001

(figures stated in thousands of US dollars)

NOTE 13: (Continued)

The financial condition and results of controlled companies were as follows:

Financial condition as of 12.31.01	Issuing company	
	Banco de Galicia y Buenos Aires S.A.	Net Investment S.A.
Assets	11,234,821	5,435
Liabilities	9,832,330	130
Shareholders' equity	1,402,491	5,305
Result for the period of twelve months ended 12.31.01	128,427	(1,408)

Financial condition as of 10.31.01(*)	Issuer company Galicia Warrants S.A.
Assets	3,147
Liabilities	763
Shareholders' equity	2,384
Net income for the six-month period ended 10.31.01	433

(*) See Note 2.c.2.

Financial condition as of 09.30.01(*)	Issuer company Sudamericana Holding S.A.
Assets	16,180
Liabilities	774
Shareholders' equity	15,406
Net income for the nine-month period ended 09.30.01	85

(*) See Note 2.c.2.

(figures stated in thousands of US dollars)

NOTE 13: (Continued)

Financial condition as of 12.31.00	Issuer company	
	Banco de Galicia y Buenos Aires S.A.	Net Investment S.A.
Assets	16,038,331	3,525
Liabilities	14,707,264	212
Shareholders' equity	1,331,067	3,313
Net income/(loss) for the period	182,090 (*)	(57) (**)

(*) For the twelve-month period ended 12.31.00.
(**) For the six-month period ended 12.31.00.

The financial condition and results of related companies were as follows:

Financial condition as of 09.30.01(*)	Issuer company		
	Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.)	Galicia Vida Cía. de Seguros S.A.	Galicia Retiro Cía. de Seguros S.A.
Assets	27,239	12,056	50,507
Liabilities	22,226	6,276	47,875
Shareholders' equity	5,013	5,780	2,632
Net income for the period	628	2,969	88

(*) See Note 2.c.2.

Financial condition as of 09.30.00	Issuer company	
	Sudamericana Holding S.A.	BtoB Comercial S.A.
Assets	16,375	20
Liabilities	15,595	8
Shareholders' equity	780	12
Net loss for the three-month period ended 09.30.00	(4,223)	-

(figures stated in thousands of US dollars)

NOTE 14: INTERCOMPANY BALANCES AND TRANSACTIONS – ART. 33 OF LAW 19550

The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

	12.31.01	12.31.00
ASSETS		
Banks – current account (Note 3)	24	5
Investments – time deposits	-	67,927
Investments – special current account deposits (Schedules C and G)	19,997	-
Total	20,021	67,932
LIABILITIES		
Other liabilities – expense accrual (Note 9)	176	-
Total	176	-
INCOME		
Financial income – interest on time deposits (Note 11)	5,103	1,307
Financial income – interest on overnight deposits (Note 11)	4	-
Financial income – interest on special current account deposits (Note 11)	154	-
Total	5,261	1,307
EXPENSES		
Administrative expenses		
Leasing of brand (Schedule H)	500	250
Stationery and office supplies (Schedule H)	-	-
Bank charges (Schedule H)	2	1
General expenses (Schedule H)	505	23
Financial losses – interest paid	-	18
Total	1,007	292

Banco de Galicia y Buenos Aires S.A. – New York Branch

	12.31.01	12.31.00
ASSETS		
Banks – current account (Note 3 and Schedule G)	132	-
Total	132	-

(figures stated in thousands of US dollars)

NOTE 14: (Continued)

Banco Galicia Uruguay S.A.

	12.31.01	12.31.00
ASSETS		
Investments – time deposits (Note 20 and Schedules C and G)	35,262	-
Investments – special current account deposits (Note 20 and Schedules C and G)	10,653	-
Total	45,915	-
INCOME		
Financial income – interest on time deposits (Note 11)	167	-
Financial income – interest on special current account deposits (Note 11)	3	-
Total	170	-
EXPENSES		
Administrative expenses		
Fees for services	-	4
Total	-	4

Galicia Valores S.A. Sociedad de Bolsa

	12.31.01	12.31.00
EXPENSES		
Other income and expenses – fees	-	1
Total	-	1

Tarjeta Comfiar S.A.

	12.31.01	12.31.00
INCOME		
Financial income – Income from corporate securities	-	11
Total	-	11

NOTE 15: **RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS**

At December 31, 2001 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution Nro. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached.

(figures stated in thousands of US dollars)

NOTE 16: SHARE EXCHANGE AND CAPITAL STOCK INCREASE

On May 16, 2000, the extraordinary Shareholders' Meeting approved a capital stock increase of up to \$ 628,705, through the issue of up to 628,704,540 ordinary book-entry class "B" shares with a face value of \$ 0.001 each and entitled to 1 vote per share.

This increase in the capital stock had to be fully subscribed by shareholders of Banco de Galicia y Buenos Aires S.A., and paid up through a contribution of ordinary class "B" shares with a face value of \$ 0.001 in Banco de Galicia y Buenos Aires S.A.. In this connection, as resolved by that Shareholders' Meeting, the shareholders of Grupo Financiero Galicia S.A. waived and completely interrupted their preemptive and accretion rights regarding the capital increase agreed upon.

Moreover, the Company resolved to make a share exchange offer through the delivery of 2.5 ordinary book-entry class "B" shares of Grupo Financiero Galicia S.A. with a face value of \$ 0.001 and entitled to one vote per share, for each Banco de Galicia y Buenos Aires S.A. ordinary book-entry class "B" share with a face value of \$ 0.001 and entitled to one vote per share, the ownership of which is contributed to the Company.

To carry out the aforementioned transaction, the Company obtained the authorization of the Securities and Exchange Commission of the United States of America for the public offering of its shares on June 20, 2000, and of the National Securities Commission, on July 14, 2000. This public offering was also authorized by the Buenos Aires Stock Exchange and the Córdoba Stock Exchange on July 17, 2000 and July 18, 2000, respectively, and by the National Association of Securities Dealers Automated Quotation (NASDAQ).

The deadline for exchanging the shares was July 21, 2000, by which date 219,762,807 shares of Banco de Galicia y Buenos Aires S.A. with a face value of \$ 0.001 each were accepted and 549,407,017 shares of Grupo Financiero Galicia S.A. with a face value of \$ 0.001 each were delivered.

Accordingly, as approved by the aforesaid Extraordinary Shareholders' Meeting and the Board meetings held on July 24 and 26, 2000, the Company's capital stock increased by \$ 549,407, thus reaching the amount of \$ 1,092,407 and leading to a net increase of \$ 64,001 in the issuance premium.

(figures stated in thousands of US dollars)

NOTE 16: (Continued)

The expenses incurred in respect of the exchange offer and the issuance of shares, which had been recorded in the Other Assets caption at June 30, 2000 and capitalized after that closing date, have been deducted from the issuance premium, observing the guidelines of article 202 of the Law Governing Commercial Companies.

NOTE 17: **STRATEGIC ALLIANCE FOR DOING BUSINESS TO BUSINESS**

On August 2, 2000, Grupo Financiero Galicia S.A. and its controlled investee, Banco de Galicia y Buenos Aires S.A., announced that they will form a strategic alliance, together with Unibanco de Brasil and PT Prime (a member of the Portugal Telecom telecommunications conglomerate), with a view to doing "business to business" on the Internet, within the Latin American region, focusing on the Southern Cone Common Market (Mercosur).

The main objective of the association of these four companies is to create a technological and commercial platform which will operate within the "Globe Trading Web" of the American company Commerce One Inc., for purposes of developing virtual markets between enterprises and suppliers, for commercial and "e-commerce" supporting service transactions.

On December 26, 2000, the Company acquired 3,000 shares in BtoB Comercial S.A., representing 25% of the capital stock and voting rights.

On July 11, 2001, the agreement entered into by and between Net Investment S.A. (a company controlled by Banco de Galicia y Buenos Aires S.A and Grupo Financiero Galicia S.A.), Unibanco Representaçao e Participaçoes Ltd. (Brazil) and Tradecom S.G.P.S. (Portugal) became known. The subject matter of this agreement is to establish a holding company in the Netherlands, under the name of Tradecom International, which will be mainly engaged in investments, the creation of technology and development of Business to Business through the Internet in Latin America.

(figures stated in thousands of US dollars)

NOTE 17: (Continued)

This company was organized on September 10, 2001. Also, in September 2001, Grupo Financiero Galicia S.A. announced that it will form an alliance with Banco Comercial de Uruguay for the creation of Tradecom Uruguay.
On November 12, 2001, Grupo Financiero Galicia S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A. jointly contributed in Net Investment S.A. all their interests and irrevocable capital contributions made in BtoB Comercial S.A., in order to participate in the business to be conducted by Tradecom International N.V., a company that will concentrate 100% of the capital stock and voting rights of BtoB Comercial S.A..

NOTE 18: **ACQUISITION OF LONG-TERM INVESTMENTS**

On December 27, 2000, the Unanimous Ordinary Meeting of Shareholders of Sudamericana Holding S.A. resolved to increase the company's capital, which was fully subscribed by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..
As a result, Grupo Financiero Galicia S.A. holds 37.50% and Banco de Galicia y Buenos Aires S.A. holds 12.50% of the shares and voting rights of Sudamericana Holding S.A..
This subscription of shares was approved by the National Commission for the Defense of Competition on August 21, 2001.
In September 2001, Grupo Financiero Galicia S.A. acquired from Hartford Life International Ltd. (USA) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., so the equity interest held by Grupo Financiero Galicia in that company is now 87.50%.

On December 10, 2001, the National Commission for the Defense of Competition issued a resolution stating that no further notice of the above acquisition is required within the terms of article 8 of Law 25156.
On August 30, 2001, Grupo Financiero Galicia S.A. also purchased 175,000 ordinary, book-entry shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A..

(figures stated in thousands of US dollars)

NOTE 19: OVERDRAFT FACILITIES

As of December 31, 2001, the Company had an overdraft facility with Banco Bisel S.A. for up to US$ 2,500.

NOTE 20: RESTRICTED ASSETS

As mentioned in Note 1 to these financial statements, on February 13, 2002, the Central Bank of Uruguay granted the suspension of activities requested by Banco Galicia Uruguay S.A. for a term of 90 days. Accordingly, the free availability of the Company's investments in that bank, which as of December 31, 2001 amounted to US$ 45,915 thousand, is subject to the rescheduling mentioned in Note 1 to these financial statements.

NOTE 21: SUBSEQUENT EVENTS

During the first four-month period of 2002, the Company made new irrevocable cash capital contributions of $ 864 in Net Investment S.A.

On April 11, 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipú 241 – Autonomous City of Buenos Aires, premises of Galicia Retiro Cía. de Seguros S.A. in the amount of $ 1,817, as a result of the commitment undertaken by that company with Hartford Life International Ltd. and Hartford Life Ltd., and the guarantees provided by the latter companies in favor of Grupo Financiero Galicia S.A. were released, as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.

Grupo Financiero Galicia S.A. --

Fixed assets --

For the fiscal year --

commenced January 1, 2001 and ended December 31, 2001. --

In comparative format with the previous year. --

(figures stated in thousands of US dollars) --

-- **Schedule A**

Principal account	ORIGINAL VALUES				DEPRECIATION					Net book value at 12.31.01	Net book value at 12.31.00
							For the year				
	At beginning of year	Increases	Deletions	At end of year	Accumulated at beginning of year	Deletions	Rate %	Amount	Accumulated at end of year		
Real estate	266	65	-	331	2	-	2	6	8	323	264
Vehicles	20	34	-	54	1	-	20	6	7	47	19
Hardware and software	173	60	-	233	3	-	20	43	46	187	170
Furniture and facilities	-	91	-	91	-	-	20	18	18	73	-
Total as of 12.31.01	459	250	-	709	6	-		73	79	630	453

Grupo Financiero Galicia S.A.

Intangible assets

For the fiscal year
commenced January 1, 2001 and ended December 31, 2001.
In comparative format with the previous year.
(figures stated in thousands of US dollars)

Schedule B

Principal account	ORIGINAL VALUES				AMORTIZATION					Net book value at 12.31.01	Net book value at 12.31.00
							For the year				
	At beginning of year	Increases	Deletions	At end of year	Accumulated at beginning of year	Deletions	Rate %	Amount	Accumulated at end of year		
Logotype	25	-	-	25	1	-	20	5	6	19	24
Goodwill	2,818	7,812	-	10,630	67	-	20	1,405	1,472	9,158	2,751
Balance at 12.31.01	2,843	7,812	-	10,655	68	-		1,410	1,478	9,177	2,775

Grupo Financiero Galicia S.A.

Investments

Equity Interests in Other Companies and Other Investments

Statement of Financial Condition at December 31, 2001 and 2000

(figures stated in thousands of US dollars)

Schedule C

Issuance and characteristics of the securities	Class	Face Value	Number	Acquisition cost	Quotation per share at 12.31.01	Equity value at 12.31.01	Book Value at 12.31.01	Book Value at 12.31.00	INFORMATION ON THE ISSUER — LATEST FINANCIAL STATEMENTS (Note 13)					
									Principal line of business	Date	Capital Stock	Net Income/(loss)	Shareholders 'equity	% of equity held in the capital stock
Current Investments														
Special current account deposits (Notes 14 and 20 and Schedule G)							30,650(*)	-						
Time deposits (Notes 14 and 20 and (Schedule G)							35,262(*)	67,927(*)						
Total Current Investments							65,912	67,927						

(*) includes accrued interest.

Grupo Financiero Galicia S.A.

Investments

Equity Interests in Other Companies and Other Investments

Statement of Financial Condition at December 31, 2001 and 2000

(figures stated in thousands of US dollars)

Schedule C (contd.)

Issuance and characteristics of the securities	Class	Face Value	Number	Acquisition cost	Quotation per share at 12.31.01	Equity value at 12.31.01	Book Value at 12.31.01	Book Value at 12.31.00	INFORMATION ON THE ISSUER LATEST FINANCIAL STATEMENTS (Note 13)					
									Principal line of business	Date	Capital Stock	Net income/(loss)	Shareholders' equity	% of equity held in the capital stock
Non-current Investments														
Banco de Galicia y Buenos Aires S.A. (Note 16)	Ordinary class "A"	0.001	101											
	Ordinary class "B"	0.001	438,599,602		0.000462									
			438,599,703	1,166,970		1,312,529	1,312,529	1,243,086	Financial activities	12.31.01	468,662	21,774 (**)	1,402,491	93.585537%
Net Investment S.A.	Ordinary	0.001	10,500	10	-									
	Irrevocable contributions			5,121		4,642	4,642	2,899	Financial and investment activities	12.31.01	12	(559)(**)	5,305	87.50%
BtoB Comercial S.A.						-	-	428						
Sudamericana Holding S.A.	Ordinary class "A"	0.001	31,302		-									
	Ordinary class "B"	0.001	41,735		-									
			73,037	14,978										
	Irrevocable contributions			4,500		13,482	13,482	3,253	Investment activities	09.30.01	83	4,325 (***)	15,406	87.500899%
Galicia Warrants S.A.	Ordinary	0.001	175,000	5,369	-	2,086	2,086	-	Issuer of warehouse receipts and warrants	10.31.01	200	433 (#)	2,384	87.50%
Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.)	Ordinary	0.010	1	-	-	-	-	-	Life insurance	09.30.01	1,675	628 (***)	5,013	0.000597%
Galicia Retiro Cía. de Seguros S.A.	Ordinary	0.001	1	-	-	-	-	-	Retirement insurance	09.30.01	748	88 (***)	2,632	0.000134%
Galicia Vida Cía. de Seguros S.A.	Ordinary class "C"	0.010	1	-	-	-	-	-	Life insurance	09.30.01	6,667	2,969 (***)	5,780	0.000150%
Total Non-current Investments				1,196,948		1,332,739	1,332,739	1,249,666						

(**) for the six-month period ended December 31, 2001.

(***) for the three-month period ended September 31, 2001.

(#) for the six-month period ended October 31, 2001.

Grupo Financiero Galicia S.A.

Allowances

For the fiscal year

commenced January 1, 2001 and ended December 31, 2001.

In comparative format with the previous year.

(figures stated in thousands of US dollars)

Schedule E

Captions	Balance at beginning of year	Increases (*)	Decreases (*)	Balance at end of year
Allowances:				
Valuation allowance – equity interests in other companies	-	576	576	-
Total at 12.31.01	**-**	**576**	**576**	**-**
Total at 12.31.00	**-**	**-**	**-**	**-**

(*) Allocated to net income/(loss) from long-term investments.

Grupo Financiero Galicia S.A.

Foreign Currency Assets and Liabilities

Statement of Financial Condition at December 31, 2001 and 2000

(figures stated in thousands of US dollars)

Schedule G

Captions	Amount and type of foreign currency		Quotation	Amount in Argentine currency at 12.31.01	Amount and type of foreign currency		Amount in Argentine currency at 12.31.00
ASSETS							
CURRENT ASSETS							
Cash and due from banks							
Current Account	US$	132	1,00	132	US$	-	-
Checks for deposit	US$	-	1,00	-	US$	98	98
Investments							
Special current account deposits	US$	30,650	1,00	30,650	US$	-	-
Time deposits	US$	35,262	1,00	35,262	US$	67,927	67,927
Other receivables							
Sundry debtors	US$	-	1,00	-	US$	62	62
Prepaid expenses	US$	4	1,00	4	US$	4	4
Prepaid insurance	US$	276	1,00	276	US$	-	-
Total Current Assets				66,324			68,091
Total Assets				66,324			68,091
LIABILITIES							
CURRENT LIABILITIES							
Other debts							
Sundry creditors	US$	73	1,00	73	US$	7	7
Expense accrual	US$	386	1,00	386	US$	37	37
Total Current Liabilities				459			44
Total Liabilities				459			44

Grupo Financiero Galicia S.A.

Information required by Article 64, clause b) of Law 19550

For the fiscal year

commenced January 1, 2001 and ended December 31, 2001.

In comparative format with the previous year.

(figures stated in thousands of US dollars)

Schedule H

Captions	Total at 12.31.01	Administrative expenses	Total at 12.31.00
Salaries and social security charges	648	648	275
Bonuses	196	196	118
Services to the staff	29	29	19
Directors' and syndics' fees	120	120	91
Fees for services	942	942	173
Fixed asset depreciation	73	73	6
Intangible asset amortization	1,410	1,410	68
Leasing of brand (*)	32	32	17
Stationery and office supplies (*)	16	16	45
Advertising expenses	1	1	-
Condominium Expenses	13	13	3
Entertainment, transportation and per diem	63	63	20
Vehicles expenses	10	10	2
Insurance	133	133	41
Electricity and communications	52	52	2
Taxes, rates and assessments and contributions	233	233	3
Bank charges (*)	2	2	1
General expenses (*)	826	826	142
Total	4,799	4,799	1,026

(*) Balances net of eliminations corresponding to intercompany transactions (per Article 33 of Law 19550). See Note 14.

Grupo Financiero Galicia S.A.

Information required in addition to the Notes to the Financial Statements

For the fiscal year

commenced January 1, 2001 and ended December 31, 2001.

In comparative format with the previous year.

(figures stated in thousands of US dollars)

NOTE 1: LEGAL SYSTEMS

There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2: CLASSIFICATION OF RECEIVABLES AND DEBTS

2.1. Receivables: See Note 12 to the financial statements.

2.2. Debts: See Note 12 to the financial statements.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

3.1. Receivables: See Notes 2.a., 2.b. and 12 and Schedule G to the financial statements.

3.2. Debts: See Notes 2.a., 2.b. and 12 and Schedule G to the financial statements.

NOTE 4: EQUITY INTERESTS IN OTHER COMPANIES – ARTICLE 33 OF LAW 19550

See Notes 12, 13, 14, 16, 17, 18 and 21 and Schedule C to the financial statements.

NOTE 5: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS

At December 31, 2001 and 2000 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

(figures stated in thousands of US dollars)

NOTE 6: PHYSICAL INVENTORY OF INVENTORIES

At December 31, 2001 and 2000 the Company did not have any inventories.

NOTE 7: FIXED ASSETS

See Schedule A to the financial statements.

a) At December 31, 2001 and 2000 the Company did not have any technically appraised fixed assets.

b) At December 31, 2001 and 2000 the Company did not have any obsolete fixed assets which have a carrying value.

c) At December 31, 2001 and 2000, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8: INSURANCE

At December 31, 2001 and 2000, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value at 12.31.01	Book Value at 12.31.00
Vehicles	Third party liability, fire, theft and total loss.	44	47	19

NOTE 9: ALLOWANCES AND PROVISIONS

See Schedule E to the financial statements.

(figures stated in thousands of US dollars)

NOTE 10: CONTINGENCIES

At December 31, 2001 and 2000, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11: IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

At December 31, 2001 and 2000, there were no irrevocable contributions towards future share subscriptions.

NOTE 12: DIVIDENDS ON PREFERRED SHARES

At December 31, 2001 and 2000, there were no cumulative unpaid dividends on preferred shares.

NOTE 13: LEGAL RESERVE

See Note 15 to the financial statements.

Grupo Financiero Galicia S.A.

Supplementary and Explanatory Statement by the Board of Directors

For the fiscal year commenced January 1, 2001

and ended December 31, 2001.

In comparative format with the previous year

(figures stated in thousands of US dollars)

As called for by the norms regarding accounting documentation of the Córdoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A. Current Assets:

a) Receivables:
1) See Note 12 to the financial statements.
2) See Notes 4, 5 and 12 to the financial statements.
3) At December 31, 2001 and 2000 the Company had not set up any allowances or provisions.

b) Inventories:
At December 31, 2001 and 2000, the Company did not have any inventories.

B. Non- Current Assets:

a) Receivables:
At December 31, 2001 and 2000 the Company had not set up any allowances or provisions.

b) Inventories:
At December 31, 2001 and 2000, the Company did not have any inventories.

c) Investments:
See Note 13 and Schedule C to the financial statements.

d) Fixed assets:
1) At December 31, 2001 and 2000, the Company did not have any technically appraised fixed assets.
2) At December 31, 2001 and 2000, the Company did not have any obsolete fixed assets which have a carrying value.

(figures stated in thousands of US dollars)

e) Intangible assets:
1) See Note 2.e. and Schedule B to the financial statements.
2) At December 31, 2001 and 2000, there were no deferred charges.

C. Current Liabilities:

a) Debts:
1) See Note 12 to the financial statements.
2) See Note 12 to the financial statements.

D. Allowances and provisions:

See Schedule E to the financial statements.

E. Foreign Currency Assets and Liabilities:

See Note 2.b. and Schedule G to the financial statements.

F. Shareholders' Equity:

1) At December 31, 2001 and 2000, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
2) At December 31, 2001 and 2000, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. Miscellaneous:

1) The Company is engaged in financial and investment activities, so the restrictions of article 31 of Law 19550 do not apply to its equity interests in other companies.
2) At December 31, 2001 and 2000, the Company did not have any receivables for transactions conducted with controlled or related companies.
3) At December 31, 2001 and 2000 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.
4) See Notes 12 and 14 to the financial statements.

Grupo Financiero Galicia S.A.

Supplementary and Explanatory Statement by the Board of Directors

(Continued)

(figures stated in thousands of US dollars)

5) At December 31, 2001 and 2000, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value at 12.31.01	Book Value at 12.31.00
Vehicles	Third party liability, fire, theft and total loss.	44	47	19

6) At December 31, 2001 and 2000, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) At December 31, 2001 and 2000, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of article 65 of Law 19550 in these financial statements.

Buenos Aires, May 2, 2002.

(signed) Eduardo J. Escasany
Chairman

Grupo Financiero Galicia S.A.

Informative Review as of December 31, 2001 and 2000

(figures stated in thousands of US dollars)

The net income for the year ended December 31, 2001 reported by the Company amounts to $ 120,057; it was generated by the appreciation in the value of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The Ordinary and Extraordinary Meeting of Shareholders held on March 15, 2001 approved, among other matters, the distribution of a cash dividend of 2.965% equivalent to $ 32,390, which was made available to the shareholders as from March 28. It also approved the new system for compensation of the Board of Directors of our controlled entity, Banco de Galicia y Buenos Aires S.A.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

	12.31.01	12.31.00	12.31.99
Current Assets	66,814	68,365	22
Non-current Assets	1,342,787	1,253,097	577,616
Total Assets	1,409,601	1,321,462	577,638
Current Liabilities	1,102	630	56
Non-current liabilities	3	3	3
Subtotal	1,105	633	59
Shareholders' Equity	1,408,496	1,320,829	577,579
Total	1,409,601	1,321,462	577,638

(figures stated in thousands of US dollars)

KEY INCOME STATEMENT FIGURES

	12.31.01	12.31.00	12.31.99
Ordinary Operating Income	119,099	129,566	16,857
Financial results	534	36	-
Other Income and Expenses	424	240	-
Ordinary Net Income	120,057	129,842	16,857
Net income	120,057	129,842	16,857

RATIOS

	12.31.01	12.31.00	12.31.99
Liquidity	60.629764	108.515873	0.392857
Indebtedness	0.000785	0.000479	0.000102
Return on equity	0.093180	0.109021	0.030063

The Company's individual financial statements have been considered to disclose the key balance sheet figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communiqué "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity interests in other companies

- Banco de Galicia y Buenos Aires S.A.

On June 29, 2001, Banco de Galicia y Buenos Aires S.A. signed an agreement with ABN AMRO Bank N.V., whereby Banco Galicia acquired the retail segment division of ABN AMRO Bank, Argentine Branch.
Under this agreement, Banco Galicia tends to strengthen its expansion and growth strategy on the Argentine market.

The retail segment division of ABN AMRO Bank in Argentina centers its business activities on customers belonging to the socioeconomic ABC1 segment and is mainly engaged in mortgages, credit cards, consumer loans and insurance business.

--------------------------------(figures stated in thousands of US dollars)----------------------

In October, the Argentine Central Bank authorized Banco de Galicia y Buenos Aires S.A. to add to its distribution network the branches it acquired from ABN AMRO Bank. As a result, Banco Galicia now holds a market share of 11%. --------
On October 16, 2001, Grupo Financiero Galicia S.A. collected $ 53,344 for cash dividends made available to it by the Bank, as resolved by the Ordinary and Extraordinary Meeting of Shareholders held on September 26, 2001.----------------

On February 8, 2002, the Argentine Central Bank established that while the assistance provided to Banco Galicia as a result of the run on deposits affecting the entire financial system is in force, the Bank may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to the Bank's results.--

On February 13, 2002, the Central Bank of Uruguay granted the suspension of activities requested by Banco Galicia Uruguay S.A. for a term of 90 (ninety) days and intervened the entity without removing its authorities. The request for suspension of activities was made as a result of that entity's lack of liquidity and the impossibility of the Bank providing assistance to it due to the restrictions prevailing in Argentina on the remittance of funds abroad. That decision was based on the commitment undertaken by the Bank to preserve the investments of its customers and the value of their assets. --

After the closing date of these financial statements, Banco de Galicia y Buenos Aires S.A. prepared and submitted to the Argentine Central Bank a "Galicia Capitalization and Liquidity Plan", which would allow it to overcome its temporary lack of liquidity. This plan envisages obtaining liquid funds in the amount of $ 700,000 to be provided by domestic banks, the Deposit Guarantee Fund, the Bank Liquidity Fund and the Trust Fund for the Assistance to Financial Institutions and Insurance Companies, complemented by the capitalization of a portion of the receivables from international banks.--

- Net Investment S.A. ---

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.---

--------------------------------(figures stated in thousands of US dollars)---------------------

Irrevocable cash contributions made during the fiscal year being analyzed amounted to $ 2,289.

For the fiscal year 2002, Net Investment S.A. has committed to invest approximately US$ 3,000.

Net Investment S.A. holds 30% of the capital stock of Dueño Vende S.A., a company that is mainly engaged in offering property for sale directly by owners through a web site called Soloduenos.com. The monthly mean of visits during this period was 90,000 and the total advertisements published at December 31, 2001 was 5,183. During fiscal 2001, Dueñovende signed an agreement with Telefónica de Argentina S.A., for the publication of advertisements and searching for property for sale from more than 3,000 telephone call centers owned by Telefónica de Argentina S.A.. Since the beginning of 2002, the macroeconomic situation and the measures implemented had a significant impact on the business involving the granting of mortgage loans, which led to a significant decrease in this source of income.

Net Investment S.A. also holds an interest in B2Agro S.A. This project is addressed to the agricultural industry, one of the most significant in the Argentine economy, and aims to attract part of the flow of business carried out within this industry, for the purchase of inputs and the sale of production. As from the current year, it will add products and services intended for the livestock industry. This company will operate under the trade name Red de Campo and its principal source of income will be the collection of commissions on transactions. Red de Campo operates as a business channel for previously selected producers to and from the workstations installed. These workstations provide easy to use planning and management tools, access to specialized and value added information, and access to business proposals designed for producers. As of December 31, 2001, Red de Campo had more than 100 workstations connected. In a first stage, this company is to target individual producers operating in areas of more than 500 hectares. The geographical regions chosen for the development of the product in this first stage have been those of the western and southeastern areas of the province of Buenos Aires and the center, western and southern areas of the province of Cordoba. Net Investment S.A.'s interest in the capital stock of B2Agro is 93.75%.

Net Investment S.A. is currently evaluating various other types of new business, including other internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..

(figures stated in thousands of US dollars)

- BtoB Comercial S.A.

Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. jointly held 100% of the capital stock of BtoB Comercial S.A..

On July 11, 2001, the agreement entered into by and between Net Investment S.A., Unibanco Representaçao e Participaçoes Ltd. (Brazil) and Tradecom S.G.P.S. (Portugal) became known. The purpose of this agreement is to establish a holding company in the Netherlands, under the name of Tradecom International. This holding company will be mainly engaged in investments, the creation of technology and development of Business to Business through the Internet in Latin America. That company was organized on September 10, 2001.

On November 12, 2001, Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. contributed in Net Investment S.A. all the shares they directly held in BtoB Comercial S.A., as well as all the irrevocable contributions made in that company. In turn, Investment S.A. contributed the shares and contributions received from BtoB, as well as its own contributions, in its controlled company Net Investment BV, so that the latter participates in a share exchange with Tradecom International NV, by receiving shares representing 26.67% of that company's capital stock, in exchange for the .delivery of all the shares and contributions of BtoB Comercial S.A. Banco Galicia purchased from Net Investment BV shares in Tradecom International NV and obtained a direct interest of 10.475710%. As a result of these operations, Grupo Financiero Galicia S.A. will hold an indirect interest of 25.868192% in this business.

- Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies.

In September 2001, Grupo Financiero Galicia S.A. made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda), 50% of the capital stock and voting rights of Sudamericana Holding S.A.. As a result of this transaction, Grupo Financiero Galicia S.A. took its interest in that company to 87.50%, while the remaining 12.50% continues to belong to Banco de Galicia y Buenos Aires S.A..

(figures stated in thousands of US dollars)

During the first quarter of this year, Grupo Financiero Galicia S.A. made irrevocable contributions of $ 4,250 to Sudamericana Holding S.A. for future capital increases.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As shown in the financial statements as of September 30, 2001, the total consolidated assets of Sudamericana Holding S.A. amounted to $ 96,314. In terms of consolidation, during fiscal 2001 Sudamericana Holding S.A. produced premiums in Argentina for $ 96,131, which ranked it ninth among the Argentine life insurance companies, with a 3.8% market share of this business.
As of December 31, 2001, Sudamericana Holding S.A. had 1,753,603 insureds and 56,048 policies.
In view of the economic and financial developments occurred after the closing date of these financial statements, as established by Decree 214/02, the necessary steps were taken to preserve the income obtained by the life insurance companies, which were less affected than their competitors, due to their 90% market share of the issuance of pure risk insurance policies.

- Galicia Warrants S.A.

On August 30, 2001, Grupo Financiero Galicia S.A. acquired 87.50% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco de Galicia y Buenos Aires S.A. holds the remaining 12.50% interest.

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643.

The corporate purpose of Galicia Warrants is to facilitate access to credit and financing, secured by goods that remain under its custody. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters and retailers. 80% of total income obtained by this company stems from the agricultural sector. Galicia Warrants currently has a 35% market share of this business.

---------------------------------(figures stated in thousands of US dollars)----------------------

As mentioned in Note 1 to the financial statements, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of the Company. As established by Pronouncement 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, as of December 31, 2001 assets and liabilities denominated in foreign currency were valued at the rate of exchange of $ 1 per US$ 1. The effects of devaluation, together with the rest of the measures adopted by the Argentine government, will be given accounting recognition in the financial statements of subsequent periods. Grupo Financiero Galicia S.A.'s outlook for the current year is basically linked with the development of the Argentine economy.-----

Buenos Aires, May 2, 2002. ---

(Signed) Eduardo J. Escasany--
Chairman ---

I, Silvia Cristina Bolzón, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Article 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Córdoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2001, produced in Spanish, a copy of which I have had before me.--

Given and signed in Buenos Aires, Argentina on May 8, 2002.------------------------
Es traducción fiel al inglés de los estados contables, notas y Schedules, información adicional requerida por el Artículo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaración del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Córdoba y la reseña informativa correspondientes a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2001, redactados en idioma castellano que se acompañan en primer término y que he tenido a la vista, de lo cual doy fe en Buenos Aires el día 8 de mayo de 2002.------------------------------------

SILVIA CRISTINA BOLZON
Traductora Pública Inglés
Mat. Prof. 2964
Tomo: X - Folio:302

Nº00609808



COLEGIO DE TRADUCTORES PÚBLICOS DE LA CIUDAD DE BUENOS AIRES

REPUBLICA ARGENTINA
LEY 20.305

LEGALIZACIÓN

Por la presente el COLEGIO DE TRADUCTORES PÚBLICOS DE LA CIUDAD DE BUENOS AIRES en virtud de la facultad que le confiere el artículo 10, inc. d) de la Ley 20.305, certifica que la firma y sello que aparecen en el documento adjunto, concuerdan con los correspondientes

al traductor BOLZON, SILVIA CRISTINA

que obran en nuestros registros en el folio tomo

INGLES 302 10

La presente legalización no juzga sobre el contenido ni sobre la forma del documento.

Buenos Aires, Legalización Número: 9960 / 2002 / T1

Fecha: 09/05/2002



MARCELO F. SIGALOFF
Encargado Dto. de Legalizaciones
Colegio de Traductores Públicos
de la Ciudad de Buenos Aires

ESTA LEGALIZACIÓN NO ES VÁLIDA SIN EL CORRESPONDIENTE TIMBRADO EN LA ÚLTIMA HOJA DEL DOCUMENTO ADJUNTO

Av. Callao 289 - 4° Piso - 1022 BUENOS AIRES - TEL. 4371-8616 / 4372-7961/ 2961/ 4373-4644

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

AUDITORS' REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456, Piso 2°
Buenos Aires

1. We have performed an audit of the statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2001 and 2000 and the related income statement, statement of changes in shareholders' equity and statement of cash flows for the fiscal years then ended, as well as Notes 1 to 21, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statement by article 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Córdoba Stock Exchange regulations, which supplement them. Furthermore, we have examined the consolidated statement of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2001 and 2000, and the consolidated income statement and consolidated statement of cash flows for the fiscal years then ended, together with Notes 1 to 22, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company's Board of Directors in the exercise of its exclusive functions. Our responsibility is to issue an audit report on those financial statements, based on the examination we conducted with the scope mentioned in section 2. below.

2. Our examination, except as mentioned in section 3. below, was conducted in accordance with auditing standards prevailing in Argentina, as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of significant errors and to form an opinion on the fairness of the significant information disclosed in the financial statements. An audit includes examining, on a selective test basis, the evidence supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Company, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for the statement made in section 9.

3. Our report on the financial statements of Banco de Galicia y Buenos Aires S.A. as of December 31, 2001, dated May 2, 2002, includes a scope limitation because we were unable to send requests for confirmations of balances of loans and deposits directly to debtors or depositors, as required by Argentine Central Bank regulations, as Banco de Galicia y Buenos Aires S.A. considered that the balance confirmation procedure could affect the relationship with its customers, which have been affected by the measures described in Note 1 to the financial statements.

4. As established by professional accounting standards and regulations prevailing in Argentina, as of December 31, 2001 assets and liabilities denominated in US dollars were valued by the Company at the rate of exchange of $ 1 per US$ 1. Note 1 to the financial statements details the situation of the Argentine exchange markets existing at the end of the year and the economic measures issued by the Government to confront the crisis affecting the country, some of which may not have been issued at the time these financial statements were prepared. In view of the circumstances described in that note, the Company's Management has been unable to estimate the impact on the financial situation of the Company as of December 31, 2001 from the various measures adopted to date by the Government. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of the Company and its consolidated entities. Therefore, the Company's financial statements must be considered in the light of these uncertain circumstances.

5. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of December 31, 2001 represents approximately 93% of that company's assets and shareholders' equity. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in section 6. below.

6. The lack of liquidity of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned above and its possible impact on:

   a) the recoverability of the government securities included in Schedule A to the financial statements of Banco de Galicia y Buenos Aires S.A., the portfolio of total credit to the public and private sectors included in Schedule D to the financial statements of Banco de Galicia y Buenos Aires S.A. and the goodwill related to the acquisition of investments included in Schedule G to the financial statements of Banco de Galicia y Buenos Aires S.A.,

b) the value of Equity interests in other companies mentioned in Note 1 to the financial statements,
c) the method and value of the final settlement of deposits affected by the outcome of the situations described in Note 1 to the financial statements,
d) the value of the compensation to be received as a result of the conversion into pesos mentioned in Note 1 to the financial statements,
e) the final settlement of the contingent liabilities undertaken as described in Note 1 to the financial statements and in Note 7 to the consolidated financial statements,

as well as the final resolution concerning the approval by the Argentine Central Bank of and compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in Note 1 to the financial statements of Banco de Galicia y Buenos Aires S.A., which mainly envisages the restoring of the liquidity levels of Banco de Galicia y Buenos Aires S.A., the restructuring and/or capitalization of its financial obligations and the reduction of charges accrued but not recorded due to that bank's non-compliance with technical ratios. These factors raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A and Grupo Financiero Galicia S.A.. The Company has prepared the accompanying financial statements following the accounting principles described in Note 2 to the financial statements and in Note 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

7. The financial statements of Banco de Galicia y Buenos Aires S.A. as of December 31, 2001, used as a basis for valuing the Company's equity interest in that Bank under the equity method and for consolidation purposes, have been prepared in line with Argentine Central Bank rules, which differ from the professional accounting standards prevailing in Argentina as regards the valuation and revenue recognition criteria relating to the position of Government Securities held in investment accounts and presented in exchange for secured loans, as mentioned in Note 3.b.4. to the consolidated financial statements. Under those standards, the secured loans should have been added to the assets of Banco de Galicia y Buenos Aires S.A. at the market value of the above mentioned Government Securities.

8. The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions -other than Argentina- where those financial statements are to be used.
The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders' equity and cash flows in Argentine currency, as required by existing legal rules.
Nevertheless, the financial statements mentioned in section 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 1 prevailing at December 31, 2001, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.

9. In view of the effect on the financial statements of the Company that could derive from the adjustments or reclassifications, if any, that might be required following resolution of the situations described in sections 4 to 6 above and those that could derive from the procedure mentioned in section 3. above, we are not in a position to express an opinion on the financial statements and consolidated financial statements of Grupo Financiero Galicia S.A. as of December 31, 2001 and 2000 taken as a whole and, therefore, we do not express such an opinion.

10. As called for by the regulations in force, we report that:

   10.1. The financial statements referred to in section 1. have been prepared in line with the provisions of Laws 19550 and 22903 and Resolution No. 392/02 of the National Securities Commission.

   10.2. The financial statements referred to in section 1. stem from accounting records kept in all formal respects as called for by legal rules prevailing in Argentina. The entries in those accounting records are in agreement with the subsidiary records and other supporting documentation.

   10.3. We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Córdoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

PRICEWATERHOUSECOOPERS

10.4. At December 31, 2001, the liabilities accrued in respect of employee withholdings and employer contributions towards the Integrated Pension and Survivors' Benefit System amounted, according to the accounting records and settlements made by the Company, to $ 2,421.51, which were not yet due at that date.

Buenos Aires, May 2, 2002

HARTENECK, LOPEZ Y CIA



(Partner)
Professional Registration of the Firm:
C.P.C.E.C.A.B.A. To. 1 Fo. 77
Ignacio Javier Casas Rúa
Public Accountant (U.B.A.)
C.P.C.E. C.A.B.A. To. 121 Fo. 94

TRADUCCION---

Informe de los Auditores --

Señores Presidente y Directores de --

Grupo Financiero Galicia S.A. ---

Tte. Gral. Juan D. Perón 456 – Piso 2° --

Buenos Aires --

1. Hemos efectuado un examen de auditoría del estado de situación patrimonial de Grupo Financiero Galicia S.A. al 31 de diciembre de 2001 y 2000, y de los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por los ejercicios económicos finalizados en dichas fechas, así como de las Notas 1 a 21, Anexos A, B, C, E, G y H, Reseña Informativa, Información Adicional a las Notas a los Estados Contables requerida por el Artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y Declaración del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentación Contable del Reglamento de la Bolsa de Comercio de Córdoba, que los complementan. Asimismo, hemos examinado el estado de situación patrimonial consolidado de Grupo Financiero Galicia S.A. al 31 de diciembre de 2001 y 2000, así como los estados de resultados consolidados y de origen y aplicación de fondos consolidados por los ejercicios económicos finalizados en dichas fechas, con sus Notas 1 a 22, que se presentan como información complementaria. La preparación y emisión de los estados contables es responsabilidad del Directorio de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basados en nuestro examen que hemos llevado a cabo con el alcance que mencionamos en el punto 2.---
2. Nuestro examen, excepto por lo mencionado en el punto 3. siguiente, fue practicado de acuerdo con las normas de auditoría vigentes en la República Argentina, aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. Tales normas requieren que el auditor planifique y realice el trabajo con el objeto de obtener un razonable grado de seguridad de que los estados contables estén exentos de errores significativos y formarse de una opinión acerca de la razonabilidad de la información relevante que contienen los estados contables. Una auditoría comprende el examen, en base a pruebas selectivas, de evidencias que respalden los importes y las informaciones expuestas en los estados contables. Una auditoría también comprende una evaluación de las normas contables aplicadas y de las estimaciones significativas hechas por la Sociedad, así como una evaluación de la presentación general de los estados contables. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar lo expuesto en el punto 9. ---
3. Nuestro Informe sobre los estados contables de Banco de Galicia y Buenos Aires S.A. al 31 de diciembre de 2001, de fecha 2 de mayo de 2002, incluye una limitación al alcance por no haber podido realizar el procedimiento de confirmación de saldos de financiaciones y depósitos mediante la circularización directa a los deudores o depositantes, requerido por las normas del Banco Central de la República Argentina, debido a que Banco de Galicia y Buenos Aires S.A. ha considerado que el proceso de confirmaciones podría deteriorar la relación con sus clientes, la cual se vio afectada por las medidas detalladas en la Nota 1 a los presentes estados contables. ---
4. De acuerdo con las disposiciones vigentes en materia profesional y regulatoria en la República Argentina, al 31 de diciembre de 2001, la Sociedad valuó sus activos y pasivos nominados en dólares estadounidenses al tipo de cambio de $ 1 por U$S 1. En la Nota 1 a

los presentes estados contables se detallan las circunstancias vigentes al cierre del ejercicio relacionadas con el mercado de cambios en Argentina a esa fecha y con las medidas económicas emitidas por el Gobierno Nacional para hacer frente a la crisis que vive el país, algunas de las cuales pueden estar pendientes de emisión a la fecha de preparación de los presentes estados contables. Por las circunstancias descriptas en dicha nota, la Gerencia de la Sociedad no ha podido estimar los impactos generados por las medidas adoptadas hasta la fecha, por el Gobierno Nacional, sobre la situación patrimonial y financiera de la Sociedad al 31 de diciembre de 2001. Los resultados reales futuros podrían diferir de las evaluaciones y estimaciones realizadas a la fecha de preparación de los presentes estados contables y dichas diferencias podrían ser significativas. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los ajustes que podrían resultar de estas condiciones adversas. No es posible en estos momentos prever la evolución futura de la economía nacional ni sus consecuencias sobre la posición económica y financiera de la Sociedad y de las sociedades consolidadas. En consecuencia, los estados contables de la Sociedad deben ser leídos a la luz de estas circunstancias de incertidumbre.---

5. La participación accionaria que posee la Sociedad en Banco de Galicia y Buenos Aires S.A., al 31 de diciembre de 2001, representa aproximadamente el 93% del Activo y del Patrimonio Neto de la Sociedad. La recuperabilidad de dicha inversión se encuentra afectada por las situaciones de incertidumbre detalladas a en el punto 6 siguiente. --------------------------------
6. La situación de iliquidez Banco de Galicia y Buenos Aires S.A. y sus sociedades controladas, derivada de la crisis de liquidez que afecta al sistema financiero argentino y agravada por los efectos de las medidas y contexto económico mencionados precedentemente y su posible impacto sobre: --

   a) la recuperabilidad de los títulos públicos incluidos en el Anexo A a los estados contables de Banco de Galicia y Buenos Aires S.A., la cartera de créditos con el Sector Público y Privado incluida en el Anexo D a los estados contables de Banco de Galicia y Buenos Aires S.A. y los valores llave relacionados con la adquisición de inversiones incluidos en el Anexo G a los estados contables de Banco de Galicia y Buenos Aires S.A.,---
   b) el valor de las Participaciones en Otras Sociedades mencionadas en la Nota 1 a los estados contables, ---
   c) la forma y el valor de liquidación final de los depósitos afectados por la resolución final de las situaciones descriptas en la Nota 1 a los estados contables,—————
   d) el valor de la compensación a recibir derivado del proceso de pesificación mencionada en la Nota 1 a los estados contables, ---
   e) la resolución final respecto de los compromisos eventuales asumidos de acuerdo a lo descripto en las Nota 1 a los estados contables y en la nota 7 a los estados contables consolidados, --

   así como, la resolución final sobre la aprobación por parte del Banco Central de la República Argentina y el cumplimiento por parte de Banco de Galicia y Buenos Aires S.A. del "Plan Galicia de Capitalización y Liquidez" que se detalla en la Nota 1 a los estados contables de Banco de Galicia y Buenos Aires S.A., el cual comprende principalmente la recomposición de la liquidez de Banco de Galicia y Buenos Aires S.A., la reestructuración y/o capitalización de sus obligaciones financieras y la atenuación de cargos devengados y no registrados correspondientes a desencuadramientos en las relaciones técnicas, son factores que generan incertidumbre respecto del curso de los negocios de Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. La Sociedad ha preparado los estados contables adjuntos utilizando los principios contables descriptos en Nota 2 a sus estados contables y en Nota 3 a los estados contables consolidados, los cuales son aplicables a una empresa en marcha. Por lo tanto, dichos estados no incluyen los efectos de los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolución de las situaciones descriptas, en el caso que Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. se vieran obligadas a realizar sus activos y cancelar sus pasivos, incluyendo los contingentes, en condiciones diferentes a las vigentes a la fecha de emisión de los estados contables. ----------

7. Los estados contables de Banco de Galicia y Buenos Aires S.A. al 31 de diciembre de 2001, utilizados como base para la valuación de la participación en dicha entidad financiera por el método del valor patrimonial proporcional y con fines de consolidación, fueron preparados conforme a las normas del Banco Central de la República Argentina, las cuales difieren de las normas contables profesionales de la República Argentina en lo que se refiere al criterio de valuación y reconocimiento de resultados originados por la posición de títulos públicos clasificados en cuentas de inversión presentados al canje por préstamos garantizados, descriptos en la Nota 3 punto b.4. a los presentes estados contables consolidados. Según dichas normas contables los préstamos garantizados deberían haberse incorporado al activo de Banco de Galicia y Buenos Aires S.A. al valor de mercado de los títulos públicos mencionados precedentemente. --
8. Los estados contables que se acompañan se presentan sobre la base de principios contables generalmente aceptados en la Argentina, los cuales pueden diferir de los principios contables generalmente aceptados en otras jurisdicciones distintas de la Argentina, en las cuales deban utilizarse dichos estados contables.--

   La Sociedad mantiene sus registros contables e informa su situación patrimonial y financiera, resultados de operaciones, variaciones en el patrimonio neto y origen y aplicación de fondos en moneda argentina, de acuerdo con normas legales vigentes. ------------------------------------

   Sin embargo, los estados contables que se mencionan en 1. han sido convertidos a dólares estadounidenses al tipo de cambio de U$S 1 = $ 1 vigente al 31 de diciembre de 2001, con relación a su presentación ante la Comisión Nacional de Valores y de conformidad con las disposiciones de la Resolución General No. 368/2001. --
9. Debido al efecto que sobre los estados contables de la Sociedad podrían tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolución de las situaciones descriptas en los puntos 4. a 6. precedentes y los que pudieran derivar del procedimiento mencionado en el punto 3. precedente, no estamos en condiciones de expresar y, por lo tanto, no expresamos una opinión sobre los estados contables de Grupo Financiero Galicia S.A. y sus estados contables consolidados al 31 de diciembre de 2001 y 2000, tomados en su conjunto. --
10. En cumplimiento de disposiciones vigentes, informamos que: ------------------------------------
    10.1. Los estados contables mencionados en el punto 1., han sido preparados de acuerdo con lo establecido por las Leyes 19.550 y 22.903 y la Resolución N° 392/02 de la Comisión Nacional de Valores.---
    10.2. Los estados contables que se mencionan en el punto 1., surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes en la República Argentina. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.------------------------------
    10.3. Hemos leído la Reseña informativa, la Información Adicional a las Notas a los Estados Contables requeridas por el Artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Declaración del Directorio Complementaria y Aclaratoria requerida

por las Normas sobre Documentación Contable del Reglamento de la Bolsa de Comercio de Córdoba, sobre las cuales, en lo que es materia de nuestra competencia, no tenemos observaciones significativas que formular. Las proyecciones sobre hechos futuros contenidas en dicha información son responsabilidad exclusiva del Directorio de la Sociedad. ---

10.4. Al 31 de diciembre de 2001, las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surgen de los registros contables, ascienden a $ 2.421,51, no siendo exigibles a esa fecha.-------

Buenos Aires, 2 de mayo de 2002---
HARTENECK, LOPEZ Y CIA. --
(Firmado) (Socio) ---
C.P.C.E.C.A.B.A. T° 1 F° 77 (R.A.P.U.)---
Ignacio Javier Casas Rúa ---
Contador Público (U.B.A.)---
C.P.C.E.C.A.B.A. --
T° 121 - F° 94---

Certifico que la presente es traducción fiel al castellano del Informe de los Auditores correspondientes a Banco de Galicia y Buenos Aires S.A. por los ejercicios finalizados el 31 de diciembre de 2001 y 2000, redactado en idioma inglés que se acompaña en primer término y que he tenido a la vista, de lo cual doy fe en Buenos Aires el día 8 de mayo de 2002. -------------------


COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
Nº
SILVIA EDITH LECUONA

SILVIA CRISTINA BOLZON
Traductora Pública Inglés
Mat. Prof. 2964
Tomo: X - Folio:302

N°006098O3



COLEGIO DE TRADUCTORES PÚBLICOS DE LA CIUDAD DE BUENOS AIRES

REPUBLICA ARGENTINA
LEY 20.305

LEGALIZACIÓN

Por la presente el COLEGIO DE TRADUCTORES PÚBLICOS DE LA CIUDAD DE BUENOS AIRES



en virtud de la facultad que le confiere el artículo 10, inc. d) de la Ley 20.305, certifica que la firma y sello que aparecen en el documento adjunto, concuerdan con los correspondientes

al traductor BOLZON, SILVIA CRISTINA

que obran en nuestros registros en el folio tomo

INGLES 302 10

La presente legalización no juzga sobre el contenido ni sobre la forma del documento.

Buenos Aires, Legalización Número: 9955 / 2002 / T1

Fecha: 09/05/2002





MARCELO F. SIGALOFF
Encargado Dto. de Legalizaciones
Colegio de Traductores Públicos
de la Ciudad de Buenos Aires

ESTA LEGALIZACIÓN NO ES VÁLIDA SIN EL CORRESPONDIENTE TIMBRADO EN LA ÚLTIMA HOJA DEL DOCUMENTO ADJUNTO

Av. Callao 289 - 4° Piso - 1022 BUENOS AIRES - TEL. 4371-8616 / 4372-7961/ 2961/ 4373-4644

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)



Date: June 18, 2002

By: ____________________
Name: FEDERICO BRAUN
Title: VICE CHAIRMAN